MELLON LARGE CAP STOCK FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--96.7%	Shares		Value ($)
Consumer Cyclical--9.5%			
Aeropostale	191,400	a	4,760,118
Bed Bath & Beyond	246,800	a	10,528,488
Best Buy	162,400		7,834,176
Chico's FAS	278,530	a	12,285,958
Coach	152,600	a	5,254,018
Coldwater Creek	154,940	a	4,865,116
Home Depot	172,740		7,217,077
McDonald's	310,060		10,495,531
Nordstrom	432,800		15,961,664
Outback Steakhouse	108,200		4,358,296
Starbucks	605,460	a	18,436,257
Starwood Hotels & Resorts Worldwide	221,200		13,382,600
Target	234,950		12,572,174
Wal-Mart Stores	495,884		24,080,127
Walgreen	391,300		17,874,584
			169,906,184
Consumer Staples--7.4%			
Altria Group	306,510		22,310,863
Archer-Daniels-Midland	324,580		7,650,351
Coca-Cola	163,140		6,964,447
Fortune Brands	105,110		8,194,376
General Mills	315,940		15,016,628
Kimberly-Clark	141,020		8,317,360
PepsiCo	418,817		24,793,966
Procter & Gamble	684,943		39,171,890
			132,419,881
Energy--9.5%			
Amerada Hess	129,030		15,808,756
Apache	214,290		13,988,851
ConocoPhillips	425,120		25,724,011
Devon Energy	232,712		14,009,262
Exxon Mobil	868,780		50,415,303
Occidental Petroleum	276,110		21,895,523
Suncor Energy	198,980		11,319,972
XTO Energy	400,920		16,313,435
			169,475,113
Health Care--13.0%			
Abbott Laboratories	378,880		14,287,565
Aetna	155,380		14,371,096
Amgen	343,710	a	27,816,450
Boston Scientific	618,320	a	16,373,114
Fisher Scientific International	105,400	a	6,796,192
HCA	171,000		8,719,290
Johnson & Johnson	364,690		22,519,607
Kinetic Concepts	103,700	a	4,039,115
Medtronic	291,900		16,220,883
Novartis, ADR	238,400		12,492,160
Pfizer	1,442,146		30,573,495
Sanofi-Aventis, ADR	197,600		7,945,496
UnitedHealth Group	598,640		35,834,590

Wyeth	345,138		14,343,935
			232,332,988

Interest Sensitive--21.3%

Allstate	186,640		10,470,504
American Express	150,890		7,758,764
American International Group	584,340		39,232,588
Bear Stearns Cos.	79,960		8,874,760
Capital One Financial	226,370		18,802,292
Citigroup	591,239		28,704,653
Commerce Bancorp/NJ	138,800	b	4,676,172
Fannie Mae	193,240		9,285,182
Freddie Mac	251,630		15,714,294
General Electric	1,281,266		45,766,822
Goldman Sachs Group	167,010		21,537,610
JPMorgan Chase & Co.	958,536		36,664,002
Lehman Brothers Holdings	124,730		15,715,980
MBNA	389,650		10,430,931
Morgan Stanley	156,900		8,791,107
PNC Financial Services Group	184,500		11,765,565
Radian Group	78,250		4,425,820
Simon Property Group	138,100	b	10,676,511
St. Paul Travelers Cos.	495,150		23,039,330
US Bancorp	449,269		13,603,865
Wachovia	176,380		9,418,692
Wells Fargo & Co.	389,240		24,463,734
			379,819,178

Producer Goods--10.4%

Air Products & Chemicals	184,120		10,894,380
Caterpillar	262,200		15,149,916
Cia Vale do Rio Doce, ADR	261,990	b	11,359,886
Cooper Industries, Cl. A	105,700		7,688,618
Freeport-McMoRan Copper & Gold, Cl. B	336,980		17,560,028
General Dynamics	79,550		9,092,565
Goodrich	91,200		3,513,024
Honeywell International	298,510		10,907,555
Inco	322,990	a,b	14,208,330
Ingersoll-Rand, Cl. A	231,200		9,162,456
ITT Industries	82,120		8,931,371
L-3 Communications Holdings	91,200		6,794,400
Pentair	208,560		7,966,992
PPG Industries	147,560		8,961,319
3M	140,170		11,000,542
Tyco International	506,330		14,440,532
United Technologies	333,940		17,979,330
			185,611,244

Services--4.9%

Allied Waste Industries	526,400	a,b	4,427,024
Cendant	654,650		11,633,131
McGraw-Hill Cos.	347,720		18,446,546
News, Cl. B	917,240	b	14,345,634
Sprint Nextel	903,006		22,611,270
Time Warner	902,580		16,228,388
			87,691,993

Technology--16.5%

ACCO Brands	1	a	23
Amdocs	324,090	a	8,565,699
Apple Computer	146,000	a	9,901,720

Cisco Systems	1,599,934 [a]	28,062,842
Corning	427,600 [a]	8,658,900
Danaher	232,400	12,898,200
Dell	693,522 [a]	20,916,624
eBay	516,020 [a]	23,122,856
Electronic Arts	120,600 [a]	6,797,016
EMC/Massachusetts	814,840 [a]	11,350,721
Google, Cl. A	32,000 [a]	12,959,680
Intel	1,101,078	29,376,761
International Business Machines	90,470	8,042,783
Linear Technology	286,190	10,677,749
Marvell Technology Group	144,200 [a]	8,008,868
Microsoft	2,153,446	59,671,989
Qualcomm	525,260	23,883,572
Symantec	687,660 [a,b]	12,150,952
		295,046,955
Utilities--4.2%		
Ameren	101,700 [b]	5,335,182
AT&T	377,409	9,401,258
Constellation Energy Group	204,710	10,847,583
Entergy	136,640	9,564,800
Exelon	333,840	17,373,034
PPL	334,940	9,847,236
Telefonos de Mexico, ADR	549,820	12,332,463
		74,701,556
Total Common Stocks		
(cost $1,205,720,581)		**1,727,005,092**

Short-Term Investment--3.2%		

Repurchase Agreement;		
Citigroup Global Market Holdings,		
4.01%, dated 11/30/2005, due 12/1/2005,		
in the amount of $56,896,337 (fully		
collateralized by $58,145,000		
Federal Home Loan Bank, Bonds, 4%-4.80%,		
3/10/2008-5/2/2008, value $58,028,026)		
(cost $56,890,000)	56,890,000	**56,890,000**

Investment of Cash Collateral		
for Securities Loaned--1.9%		

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $33,166,657)	33,166,657 [c]	**33,166,657**
Total Investments (cost $1,295,777,238)	**101.8%**	**1,817,061,749**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(31,959,128)**
Net Assets	**100.0%**	**1,785,102,621**

ADR -American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities on loan is $31,181,607, and the total market value of the collateral held by the fund is $33,166,657.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual report previously filed with the Securities and Exchange Commission on Form N-CSR.

MELLON INCOME STOCK FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--98.0%	Shares		Value ($)
Banking--9.1%			
Bank of America	276,140		12,672,065
JPMorgan Chase & Co.	95,849		3,666,224
Wachovia	150,820		8,053,788
Washington Mutual	117,200	a	4,827,468
Wells Fargo & Co.	117,100	a	7,359,735
			36,579,280
Consumer Cyclical--4.1%			
Harrah's Entertainment	66,200		4,507,558
Johnson Controls	65,890		4,576,060
Nike, Cl. B	23,100		1,970,430
Starwood Hotels & Resorts Worldwide	50,000		3,025,000
VF	16,400		929,060
Whole Foods Market	10,700	a	1,575,896
			16,584,004
Consumer Staples--7.1%			
Altria Group	136,690		9,949,665
Coca-Cola	85,100		3,632,919
Diageo, ADR	34,800		2,023,620
Newell Rubbermaid	81,000	a	1,868,670
PepsiCo	27,472		1,626,342
Procter & Gamble	55,820		3,192,346
Reynolds American	34,770	a	3,095,225
Tupperware	132,300	a	3,052,161
			28,440,948
Energy--13.9%			
Chevron	122,606		7,026,550
ConocoPhillips	211,060		12,771,241
Exxon Mobil	300,906		17,461,575
Halliburton	58,600		3,729,890
Helmerich & Payne	24,900		1,444,698
Marathon Oil	43,300		2,567,257
Occidental Petroleum	64,110		5,083,923
Sunoco	74,980		5,788,456
			55,873,590
Health Care--7.5%			
Abbott Laboratories	117,900		4,446,009
Aetna	49,040		4,535,710
Bristol-Myers Squibb	91,600		1,977,644
Eli Lilly & Co.	145,760		7,360,880
GlaxoSmithKline, ADR	55,500		2,751,135
Novartis, ADR	28,270		1,481,348
Pfizer	200,168		4,243,562
Wyeth	87,789		3,648,511
			30,444,799

Interest Sensitive--24.4%

Allstate	67,100	3,764,310
American International Group	117,600	7,895,664
Arthur J. Gallagher & Co.	83,300 [a]	2,536,485
Chubb	22,290	2,158,564
Citigroup	296,055	14,373,470
Compass Bancshares	49,200	2,384,232
General Electric	370,692	13,241,118
H&R Block	142,940	3,493,454
Hartford Financial Services Group	60,640	5,298,117
Lehman Brothers Holdings	30,606	3,856,356
Mack-Cali Realty	18,700	825,979
MBNA	142,300	3,809,371
Merrill Lynch & Co.	59,770	3,969,923
New York Community Bancorp	115,600	1,924,740
North Fork Bancorporation	80,400	2,170,800
Plum Creek Timber	149,070	5,807,767
Prologis	89,600 [a]	4,064,256
Simon Property Group	25,860	1,999,237
St. Paul Travelers Cos.	76,501	3,559,591
T Rowe Price Group	35,200	2,532,640
US Bancorp	200,406	6,068,294
XL Capital, Cl. A	38,400	2,548,992
		98,283,360

Producer Goods--8.0%

Air Products & Chemicals	33,360	1,973,911
Burlington Northern Santa Fe	37,600	2,488,368
Emerson Electric	27,500	2,079,275
General Dynamics	27,300	3,120,390
Goodrich	23,500	905,220
Honeywell International	80,200	2,930,508
Lincoln Electric Holdings	33,300	1,358,973
Monsanto	63,140	4,626,268
Olin	83,700	1,611,225
Raytheon	38,200	1,467,644
Rockwell Automation	80,700	4,553,901
Sherwin-Williams	30,710	1,346,326
United Technologies	67,696 [a]	3,644,753
		32,106,762

Services--7.6%

Alltel	85,550	5,717,306
Automatic Data Processing	98,700	4,638,900
EW Scripps, Cl. A	60,500	2,804,175
McGraw-Hill Cos.	97,634	5,179,484
Regal Entertainment Group, Cl. A	153,100 [a]	3,097,213
RR Donnelley & Sons	115,280	3,942,576
Vodafone Group, ADR	243,100	5,238,805
		30,618,459

Technology--5.3%

Hewlett-Packard	208,530	6,187,085
Intel	62,726	1,673,530
Intersil, Cl. A	100,000 [a]	2,565,000
Lucent Technologies (Warrants)	2,788 [b]	1,728

Microchip Technology	96,100 [a]	3,205,896
Microsoft	112,300	3,111,833
Nokia, ADR	109,600	1,871,968
Pitney Bowes	36,600	1,524,756
Qualcomm	24,200	1,100,374
		21,242,170

Utilities--11.0%

AT&T	317,415	7,906,808
Cinergy	49,400	2,029,352
Citizens Communications	224,700 [a]	2,932,335
Constellation Energy Group	71,400	3,783,486
Dominion Resources/VA	21,700	1,648,115
Exelon	108,640	5,653,626
NSTAR	80,500	2,261,245
PG & E	140,000	5,149,200
PPL	158,880	4,671,072
Southern	48,200	1,673,022
Verizon Communications	206,491	6,603,582
		44,311,843

Total Common Stocks
 (cost $290,428,235)   **394,485,215**

	Principal Amount($)	Value($)
Short-Term Investment--1.9%		
Repurchase Agreement;		
Citigroup Global Market Holdings,		
4.01%, dated 11/30/2005, due 12/1/2005		
in the amount of $7,630,850		
(fully collateralized by $7,745,000 of		
Federal Home Loan Bank, Bonds,		
4.70%, due 8/10/2010, value $7,783,656)		
(cost $7,630,000)	7,630,000	**7,630,000**

	Shares	Value($)
Investment of Cash Collateral for Securities Loaned--6.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $24,972,604)	24,972,604 [c]	**24,972,604**

Total Investments (cost $323,030,839)	**106.1%**	**427,087,819**
Liabilities, Less Cash and Receivables	**(6.1%)**	**(24,414,146)**
Net Assets	**100.0%**	**402,673,673**

ADR - American Depository Receipts.

[a] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's*
  securities on loan is $23,996,284 and the total market value of the collateral held is $24,972,604.

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

MELLON MID CAP STOCK FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--99.4%	Shares		Value ($)
Advertising--.2%			
Clear Channel Outdoor Holdings, Cl. A	175,000	a	**3,552,500**
Construction--2.1%			
Jacobs Engineering Group	199,900	a	12,987,503
Texas Industries	86,200		4,299,656
Toll Brothers	256,500	a	8,823,600
Vulcan Materials	103,100		6,876,770
			32,987,529
Consumer Cyclical--10.7%			
Advance Auto Parts	275,550	a	11,666,787
BorgWarner	142,240		8,534,400
Brunswick	118,300		4,648,007
Cheesecake Factory	275,900	a	10,108,976
Chico's FAS	489,900	a	21,609,489
Coldwater Creek	283,500	a	8,901,900
Dick's Sporting Goods	241,400	a	8,475,554
Genuine Parts	138,900		6,154,659
GTECH Holdings	129,500		3,962,700
Harman International Industries	119,300		11,631,750
Hilton Hotels	655,800		14,375,136
Nordstrom	208,300		7,682,104
O'Reilly Automotive	244,800	a	7,451,712
Oshkosh Truck	164,000		7,368,520
Outback Steakhouse	286,500		11,540,220
Polo Ralph Lauren	215,700		11,561,520
Urban Outfitters	418,400	a	12,911,824
			168,585,258
Consumer Staples--2.3%			
Constellation Brands, Cl. A	328,800	a	7,766,256
Loews - Carolina Group	96,100		3,868,025
Pepsi Bottling Group	270,500		7,979,750
Performance Food Group	245,400	a	6,969,360
Supervalu	1		33
Tupperware	374,900		8,648,943
			35,232,367
Electronics--.4%			
L-3 Communications Holdings	84,200		**6,272,900**
Energy--10.3%			
Denbury Resources	398,600	a	9,024,304
Diamond Offshore Drilling	165,100		10,331,958
Energen	200,100		7,343,670
ENSCO International	332,300		15,737,728
Grant Prideco	434,100	a	16,665,099
National Oilwell Varco	173,600	a	10,523,632

Newfield Exploration	179,260	a	8,292,568
Noble Energy	238,000		8,894,060
Plains Exploration & Production	153,600	a	6,512,640
Questar	254,600		18,982,976
Quicksilver Resources	210,500	a	7,969,530
Southwestern Energy	346,000	a	11,788,220
Tesoro	138,700		7,638,209
Ultra Petroleum	178,800	a	9,615,864
Western Gas Resources	280,600		13,379,008
			162,699,466
Health Care--12.2%			
Amylin Pharmaceuticals	107,200	a	4,010,352
Cephalon	237,600	a	12,081,960
Community Health Systems	263,800	a	10,575,742
Coventry Health Care	214,525	a	12,779,254
DaVita	173,500	a	9,107,015
Dentsply International	102,500		5,702,075
Fisher Scientific International	151,400	a	9,762,272
Henry Schein	288,200	a	12,291,730
LifePoint Hospitals	248,600	a	9,459,230
Omnicare	303,800		17,301,410
Pacificare Health Systems	184,500	a	15,874,380
Patterson Cos.	178,400	a	6,233,296
PerkinElmer	178,900		4,080,709
Pharmaceutical Product Development	112,200		6,540,138
Protein Design Labs	394,600	a	10,989,610
Sepracor	292,900	a	16,103,642
Sierra Health Services	97,400	a	7,618,628
Sybron Dental Specialties	198,500	a	8,682,390
Vertex Pharmaceuticals	217,100	a	5,536,050
WellChoice	102,300	a	7,923,135
			192,653,018
Hotels & Motels--.4%			
Choice Hotels International	190,800		**6,912,684**
Interest Sensitive--16.4%			
AG Edwards	258,600		11,396,502
AMB Property	211,900		9,908,444
Ameritrade Holding	601,400	a	14,048,704
Arthur J. Gallagher & Co.	322,600		9,823,170
Bank of Hawaii	209,500		10,812,295
Cbot Holdings, Cl. A	5,000	a	483,750
Chicago Mercantile Exchange Holdings	48,300		17,105,445
Colonial BancGroup	469,900		11,705,209
Comerica	145,500		8,390,985
Compass Bancshares	259,700		12,585,062
Cullen/Frost Bankers	182,200		9,813,292
Developers Diversified Realty	207,240		9,387,972
General Growth Properties	204,900		9,347,538
Jefferies Group	229,900		10,117,899
Lazard, Cl. A	278,400		8,713,920
Legg Mason	203,495		24,958,662
Mercury General	124,100		7,359,130
MGIC Investment	71,700		4,667,670
Nationwide Financial Services, Cl. A	175,500		7,397,325

Radian Group	276,346	15,630,130
Rayonier	297,786	11,834,015
Sunstone Hotel Investors	306,160	7,745,848
Wilmington Trust	253,200	10,252,068
WR Berkley	307,700	14,344,974
		257,830,009

Media--.4%

Cablevision Systems, Cl. A	240,700 [a]	**5,694,962**

Producer Goods--14.7%

Ashland	148,400	8,273,300
CH Robinson Worldwide	461,800	18,679,810
Canadian Pacific Railway	154,800	6,678,072
Consol Energy	116,900	7,565,768
Cooper Industries, Cl. A	123,300	8,968,842
Cytec Industries	224,000	10,144,960
Freeport-McMoRan Copper & Gold, Cl. B	288,400	15,028,524
Goodrich	206,600	7,958,232
Graco	287,700	10,466,526
Inco	230,600 [a]	10,144,094
JB Hunt Transport Services	479,500	10,736,005
Joy Global	265,050	14,018,495
Landstar System	103,200	4,441,728
Lyondell Chemical	278,900	7,092,427
Overseas Shipholding Group	125,500	6,395,480
Peabody Energy	373,900	29,485,754
Pentair	340,860	13,020,852
Precision Castparts	315,400	16,082,246
Sherwin-Williams	127,700	5,598,368
Stanley Works	144,700	6,945,600
Terex	221,300 [a]	13,636,506
		231,361,589

Services--10.4%

Allied Waste Industries	905,800 [a]	7,617,778
CACI International, Cl. A	134,000 [a]	7,418,240
ChoicePoint	187,500 [a]	8,105,625
Cognizant Technology Solutions, Cl. A	368,500 [a]	17,905,415
Dun & Bradstreet	143,300 [a]	9,314,500
Education Management	307,900 [a]	10,391,625
Equifax	155,700	5,963,310
EW Scripps, Cl. A	166,000	7,694,100
Factset Research Systems	210,150	8,137,008
Fair Isaac	242,550	11,113,641
Getty Images	105,800 [a]	9,658,482
ITT Educational Services	195,700 [a]	12,010,109
Labor Ready	287,000 [a]	6,336,960
Monster Worldwide	241,700 [a]	9,402,130
Nextel Partners, Cl. A	495,100 [a]	13,120,150
Republic Services	359,120	12,874,452
Shaw Group	218,940 [a]	6,325,176
		163,388,701

Technology--13.5%

Activision	869,510 [a]	11,573,178
Adtran	382,200	11,297,832

Amdocs	261,000 [a]	6,898,230
Ametek	190,500	8,117,205
Amphenol, Cl. A	253,600	10,592,872
Checkfree	319,900 [a]	14,987,315
Compuware	875,700 [a]	8,082,711
Electronics for Imaging	315,400 [a]	8,809,122
Harris	397,600	17,725,008
Hyperion Solutions	172,300 [a]	9,123,285
Intersil, Cl. A	483,300	12,396,645
Lam Research	387,800 [a]	14,558,012
MEMC Electronic Materials	504,500 [a]	11,290,710
Microchip Technology	642,200	21,423,792
Polycom	539,100 [a]	8,846,631
SanDisk	369,700 [a]	18,876,882
Sybase	352,790 [a]	7,920,135
Zebra Technologies, Cl. A	222,200 [a]	10,027,886
		212,547,451
Textiles & Apparel--.4%		
Quiksilver	555,100 [a]	**6,816,628**
Utilities--5.0%		
CenturyTel	107,100	3,545,010
DPL	516,400	13,194,020
El Paso Electric	308,500 [a]	6,672,855
OGE Energy	368,300	9,855,708
PPL	467,800	13,753,320
SCANA	319,200	12,646,704
Westar Energy	423,800	9,586,356
WPS Resources	175,000	9,411,500
		78,665,473
Total Common Stocks		
(cost $1,187,494,496)		**1,565,200,535**

	Principal	
Short-Term Investment--1.5%	Amount ($)	Value ($)
Repurchase Agreement;		
Citigroup Global Market Holdings		
4.01%, dated 11/30/2005, due 12/1/2005		
in the amount of $24,042,678		
(fully collateralized by $24,675,000 of		
Federal Home Loan Bank, Bonds, 4%,		
due 3/10/2008, value $24,524,208)		
(cost $24,040,000)	24,040,000	**24,040,000**
Total Investments (cost $1,211,534,496)	**100.9%**	**1,589,240,535**
Liabilities, Less Cash and Receivables	**(.9%)**	**(13,575,318)**
Net Assets	**100.0%**	**1,575,665,217**

[a] Non-income producing

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to annual and semi-annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

MELLON SMALL CAP STOCK FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--99.2%	Shares		Value ($)
Consumer Discretionary--15.7%			
Aeropostale	6,700	a	166,629
AnnTaylor Stores	148,000	a	4,488,840
Carter's	123,700	a	7,564,255
Cheesecake Factory	121,400	a	4,448,096
Choice Hotels International	163,420		5,920,707
Coldwater Creek	308,350	a	9,682,190
Dick's Sporting Goods	348,100	a,b	12,221,791
Fleetwood Enterprises	475,600	a	5,426,596
GameStop, Cl. A	205,700	a,b	6,919,748
Guitar Center	45,620	a	2,405,999
Harte-Hanks	139,600		3,665,896
Meredith	74,400		3,794,400
Panera Bread, Cl. A	45,960	a,b	3,125,280
Pinnacle Entertainment	349,600	a	8,351,944
Quiksilver	645,190	a	7,922,933
RC2	100,800	a	3,562,272
Red Robin Gourmet Burgers	80,000	a,b	4,392,000
Regal Entertainment Group, Cl. A	387,600	b	7,841,148
Shuffle Master	314,338	a,b	8,804,607
Talbots	136,600		3,718,252
Winnebago Industries	192,000		6,453,120
			120,876,703
Consumer Staples--2.2%			
Performance Food Group	251,640	a,b	7,146,576
Pilgrim's Pride	104,200		3,334,400
Premium Standard Farms	401,200		6,679,980
			17,160,956
Energy--7.5%			
Cabot Oil & Gas	76,300		3,220,623
Cal Dive International	114,000	a,b	8,277,540
Cimarex Energy	132,950	a	5,173,084
Frontier Oil	80,600		3,037,008
Goodrich Petroleum	394,000	a	9,018,660
Hydril	31,790	a	2,037,739
Southwestern Energy	208,960	a	7,119,267
St. Mary Land & Exploration	214,590	b	7,643,696
Unit	236,330	a	12,799,633
			58,327,250
Financial--15.1%			
AmerUs Group	55,430	b	3,255,404
Apollo Investment	159,985		3,034,915
Bank of Hawaii	124,800		6,440,928
Bankunited Financial, Cl. A	142,950		3,643,796

Cullen/Frost Bankers	76,200	4,104,132
Downey Financial	58,960 [b]	3,814,712
Dresser-Rand Group	327,100 [a]	7,251,807
East West Bancorp	70,290	2,659,774
Equity Inns	588,990	8,080,943
Equity One	174,190	4,138,754
First Midwest Bancorp/IL	99,340	3,718,296
Friedman Billings Ramsey Group, Cl. A	470,500	5,006,120
GATX	83,930 [b]	3,159,125
Horace Mann Educators	153,050	2,898,767
Max Re Capital	104,390	2,787,213
Nelnet, Cl. A	96,010 [a]	3,653,180
Ohio Casualty	121,620	3,599,952
Philadelphia Consolidated Holding	40,100 [a]	3,886,091
Phoenix Cos.	216,010 [b]	2,937,736
South Financial Group	86,100 [b]	2,554,587
Spirit Finance	345,200 [a]	3,969,800
Sunstone Hotel Investors	324,900	8,219,970
SVB Financial Group	75,700 [a,b]	3,640,413
UCBH Holdings	371,950	6,561,198
Umpqua Holdings	174,480	4,609,762
Whitney Holding	179,300	5,253,490
Wintrust Financial	62,950	3,536,531
		116,417,396
Health Care--13.6%		
Abgenix	316,260 [a]	4,335,925
American Healthways	50,660 [a,b]	2,249,811
Amylin Pharmaceuticals	98,800 [a,b]	3,696,108
Cephalon	84,100 [a,b]	4,276,485
Cerner	57,830 [a,b]	5,574,812
Cooper Cos.	47,500	2,603,000
Idexx Laboratories	105,740 [a]	7,565,697
Merit Medical Systems	1 [a]	13
MGI Pharma	99,550 [a,b]	1,965,117
Pediatrix Medical Group	31,670 [a]	2,678,015
PerkinElmer	137,800	3,143,218
Pharmaceutical Product Development	135,310	7,887,220
Protein Design Labs	138,500 [a,b]	3,857,225
Psychiatric Solutions	160,510 [a]	9,055,974
Resmed	194,600 [a]	7,939,680
Respironics	97,990 [a]	3,790,253
Sierra Health Services	84,770 [a]	6,630,709
Sybron Dental Specialties	173,010 [a]	7,567,457
Symbion	160,210 [a]	4,292,026
Syneron Medical	221,960 [a,b]	8,834,008
Ventiv Health	279,900 [a]	6,902,334
		104,845,087
Industrial--17.9%		
Actuant, Cl. A	148,470 [b]	7,876,334
Allied Waste Industries	943,830 [a,b]	7,937,610
Armor Holdings	43,430 [a]	1,906,143
Briggs & Stratton	77,290	2,797,125

Drew Industries	154,930	[a]	4,666,492
Esterline Technologies	65,920	[a]	2,709,971
Greenbrier Cos.	117,400		3,199,150
Healthcare Services Group	176,420	[b]	3,748,925
IDEX	68,720		3,033,301
JB Hunt Transport Services	402,900		9,020,931
Kansas City Southern	106,870	[a]	2,668,544
Labor Ready	381,360	[a]	8,420,429
Manitowoc	55,440		2,777,544
Oshkosh Truck	103,400		4,645,762
Pacer International	210,330		5,559,022
Quanta Services	650,000	[a,b]	9,197,500
Roper Industries	119,440		4,705,936
Smurfit-Stone Container	628,900	[a]	7,968,163
Teledyne Technologies	165,720	[a]	5,425,673
Terex	153,700	[a]	9,470,994
URS	266,270	[a]	11,215,292
Walter Industries	81,110	[b]	4,083,888
Watsco	102,380		6,424,345
WESCO International	201,900	[a]	8,429,325
			137,888,399

Information Technology--16.9%

Advanced Energy Industries	1,023,400	[a]	13,672,624
Anixter International	95,370	[b]	3,494,357
Ansys	100,380	[a]	4,217,968
ATI Technologies	220,600	[a]	3,609,016
Axcelis Technologies	1,436,100	[a]	6,807,114
CACI International, Cl. A	63,270	[a]	3,502,627
Compuware	449,300	[a]	4,147,039
Electronics For Imaging	318,800	[a]	8,904,084
Factset Research Systems	49,650		1,922,448
Global Payments	240,240		10,517,707
Hyperion Solutions	60,780	[a]	3,218,301
Internet Security Systems	63,530	[a]	1,452,296
JDS Uniphase	3,365,700	[a]	8,649,849
Kronos/MA	62,470	[a]	2,956,705
Lawson Software	486,300	[a,b]	3,691,017
Manhattan Associates	185,200	[a]	3,965,132
Micros Systems	219,800	[a]	10,618,538
Microsemi	88,430	[a]	2,453,933
Polycom	463,000	[a]	7,597,830
Progress Software	57,450	[a]	1,777,503
Silicon Laboratories	125,600	[a,b]	4,879,560
Varian Semiconductor Equipment Associates	220,980	[a]	9,727,539
WebSideStory	272,700	[a]	4,908,600
Wind River Systems	292,200	[a]	4,026,516
			130,718,303

Materials--4.9%

Cleveland-Cliffs	95,720	[b]	9,121,159
Coeur d' Alene Mines	1,708,500	[a,b]	7,363,635
Commercial Metals	98,800		3,467,880
Florida Rock Industries	92,425		4,609,234
Massey Energy	182,580		6,928,911

Olin	327,350		6,301,488
			37,792,307
Telecommunication Services--1.5%			
Alaska Communications Systems Group	367,320	b	3,676,873
SBA Communications, Cl. A	434,200	a	8,006,648
			11,683,521
Utilities--3.9%			
CMS Energy	273,940	a	3,829,681
El Paso Electric	412,700	a	8,926,701
Energen	180,280		6,616,276
OGE Energy	269,300		7,206,468
UGI	152,440		3,353,680
			29,932,806
Total Common Stocks (cost $632,389,695)			**765,642,728**

Short-Term Investment--1.2%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Citigroup Global Markets Holdings, 4.01%, dated 11/30/2005, due 12/1/2005 in the amount of $9,271,033 (fully collateralized by $9,410,000 of Federal Home Loan Bank, Bonds, 4.70%, due 8/10/2010, value $9,456,966). (cost $9,270,000)	9,270,000	**9,270,000**

Investment of Cash Collateral for Securities Loaned--13.4%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $102,910,252)	102,910,252	c	**102,910,252**
Total Investments (cost $744,569,947)	**113.8%**		**877,822,980**
Liabilities, Less Cash and Receivables	**(13.8%)**		**(106,283,364)**
Net Assets	**100.0%**		**771,539,616**

[a] *Non-income producing.*
[b] *All or a portion of this security is on loan. At November 30, 2005, the total market value of the fund's security on loan is $99,219,715 and the total market value of the collateral held by the fund is $102,910,252.*
[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Mellon International Fund

Statement of Investments
November 30, 2005 (Unaudited)

Common Stocks--97.2%	Shares	Value ($)
Australia--2.0%		
Amcor	2,878,329	14,916,920
Caltex Australia	72,600	1,137,871
Foster's Group	92,200	385,124
Macquarie Bank	26,500	1,328,692
National Australia Bank	730,131	17,521,449
Oil Search	235,100	604,857
Pacific Brands	179,900	381,710
Qantas Airways	222,900	621,258
QBE Insurance Group	52,100	734,914
Rinker Group	129,700	1,503,511
Westpac Banking	26,700	442,950
		39,579,256
Austria--.1%		
Boehler-Uddeholm	4,300	702,434
OMV	35,800	1,978,802
		2,681,236
Belgium--1.0%		
Fortis	608,107	18,086,286
KBC Groep	17,000	1,478,547
		19,564,833
Denmark--.1%		
Novo-Nordisk, Cl. B	22,090	**1,188,367**
Finland--1.7%		
Fortum	37,900	666,856
Kesko, Cl. B	30,300	786,836
M-real, Cl. B	2,077,775	9,948,299
Nokia	287,100	4,909,367
Nokia, ADR	245,340	4,190,407
Rautaruukki	34,300	700,998
UPM-Kymmene	623,316	11,746,523
		32,949,286
France--10.5%		
BNP Paribas	291,182	23,075,871
Bouygues	21,900	1,048,305
Carrefour	614,900	26,758,093
Compagnie Generale des Etablissements Michelin, Cl. B	1,540	83,996
Credit Agricole	654,390	19,825,541
Elior	40,600	543,433
France Telecom	1,073,613	26,917,537
Lafarge	127,006	10,918,829
Sanofi-Aventis	303,615	24,562,447

Schneider Electric	770	66,515
Societe Generale	22,300	2,658,767
Suez	13,400	383,688
Thomson	716,915	14,694,058
Total	103,138	25,834,349
Total, ADR	75,511	9,415,467
Valeo	445,122	16,477,627
Vinci	8,800	701,542
Vivendi Universal	55,000	1,598,836
		205,564,901
Germany--8.9%		
Allianz	90,451	13,162,938
Bayerische Motoren Werke	12,400	546,035
Continental	25,200	2,137,344
Deutsche Bank	250,842	24,591,348
Deutsche Lufthansa	1,102,457	14,808,453
Deutsche Post	1,133,465	24,715,496
Deutsche Telekom	850,570	14,153,419
E.ON	182,050	17,355,666
Hannover Rueckversicherung	435,890	14,521,773
Heidelberger Druckmaschinen	108,548	3,888,964
Infineon Technologies	1,276,344 a	11,439,463
KarstadtQuelle	4,192 a	54,034
Medion	174,162	2,234,635
Metro	211,620	9,480,916
SAP	2,720	491,900
Schering	110,910	7,195,097
ThyssenKrupp	39,000	786,015
Volkswagen	254,957	13,346,776
		174,910,272
Greece--.5%		
Coca-Cola Hellenic Bottling	39,800	1,100,183
Public Power	385,590	7,957,710
		9,057,893
Hong Kong--1.4%		
Bank of East Asia	5,538,621	16,570,081
Cheung Kong Holdings	38,000	395,451
China Mobile (Hong Kong)	231,000	1,128,980
China Resources Power Holdings	913,800	565,623
Citic Pacific	2,110,500	5,783,348
Kerry Properties	181,000	485,486
Link REIT	1,116,000	1,726,953
Wharf Holdings	156,000	554,219
Wing Hang Bank	31,000	215,070
		27,425,211
Ireland--1.4%		
Anglo Irish Bank	62,000	855,464
Bank of Ireland	1,708,860	26,440,193
CRH	28,689	759,549
		28,055,206

Italy--3.7%

Banca Intesa	257,800	1,246,497
Banco Popolare di Verona e Novara	376,250	7,307,930
Benetton Group	697,368	7,812,858
Capitalia	195,000	1,094,626
ENI	884,144	23,981,433
Finmeccanica	330,260	6,106,978
UniCredito Italiano	4,091,110	25,353,515
		72,903,837

Japan--26.4%

Aeon	789,100	17,581,650
Aiful	82,500	6,264,864
Alps Electric	62,100	980,976
Astellas Pharma	281,500	10,876,163
Bridgestone	35,000	752,076
Canon	412,200	23,080,586
Chubu Electric Power	17,700	422,431
Daiwa Securities Group	63,000	614,570
Dentsu	5,277	14,223,482
Diamond Lease	8,700	405,107
Eisai	21,300	819,402
Fuji Heavy Industries	1,890,400	10,096,015
Fuji Photo Film	597,100	19,133,509
Fujitsu	89,000	650,595
Funai Electric	139,100	15,542,613
Honda Motor	28,100	1,575,767
Hoya	42,300	1,528,427
Japan Tobacco	43	577,711
JS Group	678,000	12,531,981
Kao	655,200	15,418,400
KDDI	4,341	22,749,180
Kobe Steel	433,000	1,268,269
Komatsu	132,000	1,841,732
Kubota	188,000	1,465,281
Kuraray	1,178,000	11,638,937
Kyowa Hakko Kogyo	70,000	494,764
Mabuchi Motor	268,400	14,916,710
Matsumotokiyoshi	75,450	2,140,693
Matsushita Electric Industrial	36,000	725,498
Minebea	1,768,600	9,607,866
Mitsubishi	81,000	1,659,407
Mitsubishi UFJ Financial Group	1,151	14,503,359
Mitsui OSK Lines	134,000	988,493
Mitsui Sumitomo Insurance	42,000	480,160
Mizuho Financial Group	105	740,393
Murata Manufacturing	99,600	5,685,017
Nippon Express	4,785,600	25,638,213
Nippon Paper Group	2,070	7,220,428
Nippon Steel	486,000	1,654,675
Nippon Telegraph & Telephone	302	1,365,911
Nissan Motor	1,894,200	19,489,703

Nisshin Seifun Group	52,700	513,653
Nomura Holdings	26,100	436,688
ORIX	62,100	13,400,976
Promise	6,300	380,623
Ricoh	846,800	14,804,072
Rinnai	518,700	12,487,583
Rohm	285,900	25,861,860
Sankyo	11,300	570,493
Santen Pharmaceutical	22,900	555,134
Sanyo Shinpan Finance	14,400	1,016,598
Sekisui Chemical	1,333,000	9,132,499
Sekisui House	1,389,500	16,523,032
77 Bank	1,859,500	13,670,626
Shin-Etsu Chemical	238,300	12,388,776
Skylark	731,200	11,666,495
Sohgo Security Services	306,955	4,495,398
Sumitomo Bakelite	920,800	6,708,044
Sumitomo Chemical	1,285,000	8,010,139
Sumitomo Electric Industries	65,500	905,691
Sumitomo Mitsui Financial Group	3,083	29,071,557
Sumitomo Rubber Industries	77,000	1,042,216
Sumitomo Trust & Banking	118,000	993,549
Takeda Pharmaceutical	19,600	1,076,213
Takefuji	283,830	19,184,904
TDK	33,100	2,770,418
Tokyo Electron	7,700	467,134
Toshiba	102,000	536,237
Toyo Suisan Kaisha	37,500	600,200
Toyoda Gosei	496,500	9,487,921
Toyota Motor	18,800	908,349
		519,018,092
Luxembourg--.0%		
Arcelor	32,200	**772,380**
Netherlands--6.8%		
ABN AMRO Holding	566,812	14,003,847
Aegon	1,102,367	17,524,289
Buhrmann	73,300	971,616
Heineken	747,297	22,931,097
ING Groep	83,700	2,716,428
Koninklijke DSM	14,700	544,083
Koninklijke Philips Electronics	566,090	15,841,909
Koninklijke Philips Electronics (New York Shares)	242,880	6,786,067
Royal Dutch Shell, Cl. A	888,810	27,378,295
TNT	1,750	47,281
VNU	278,025	8,688,684
Wolters Kluwer	888,543	17,771,685
		135,205,281
New Zealand--.0%		
Fletcher Building	85,800	**437,177**

Norway--.1%

DNB NOR	83,900	880,779
Norsk Hydro	7,000	701,620
Orkla	25,000	931,092
		2,513,491

Portugal--.7%

Energias de Portugal	4,914,660	**14,489,646**

Singapore--1.9%

DBS Group Holdings	2,340,644	22,696,483
United Overseas Bank	1,633,300	14,002,749
		36,699,232

South Africa--1.4%

Anglo American	827,540	25,992,647
Old Mutual	573,500	1,500,287
		27,492,934

Spain--2.6%

ACS	33,500	967,910
Banco Sabadell	316,315	8,113,409
Banco Santander Central Hispano	416,180	5,300,652
Corp Mapfre	48,200	810,002
Endesa	440,331	11,491,718
Gestevision Telecinco	20,000	480,211
Repsol YPF	194,500	5,736,640
Repsol YPF, ADR	634,451	18,728,994
Union Fenosa	13,900	513,570
		52,143,106

Sweden--1.1%

Atlas Copco, Cl. A	22,400	449,638
Nordea Bank	43,400	423,487
Skandinaviska Enskilda Banken, Cl. A	44,600	839,998
Svenska Cellulosa, Cl. B	506,910	17,649,676
Telefonaktiebolaget LM Ericsson, Cl. B	181,600	594,045
Volvo, Cl. B	27,600	1,183,272
		21,140,116

Switzerland--7.1%

Baloise Holding	6,300	336,371
Ciba Specialty Chemicals	406,837	23,903,376
Clariant	718,728	9,784,934
Compagnie Financiere Richemont, Cl. A	20,100	794,950
Credit Suisse Group	49,300	2,401,631
Logitech International	21,600 a	988,987
Lonza Group	90,123	5,106,604
Nestle	77,137	22,881,200
Novartis	471,940	24,713,317
Sulzer	2,260	1,091,497
Swiss Reinsurance	301,023	22,231,011
Swisscom	320	100,213
UBS	256,199	23,636,248
Zurich Financial Services	7,200	1,470,338
		139,440,677

United Kingdom--17.4%

Alliance Unichem	49,300	634,403
AstraZeneca	39,100	1,804,298
Aviva	122,100	1,449,779
BAA	1,263,334	13,886,072
BAE Systems	1,297,934	7,599,009
Barclays	2,121,229	21,664,723
Barratt Developments	67,900	1,063,418
BHP Billiton	64,000	959,167
BOC Group	5,579	107,398
Boots Group	1,864,299	19,314,704
BP	2,666,037	29,234,866
British Airways	130,400 a	703,684
British American Tobacco	65,900	1,436,156
BT Group	4,140,856	15,290,922
Centrica	4,952,300	19,700,646
Dairy Crest Group	18,800	163,070
Diageo	1,348,652	19,477,448
Enterprise Inns	66,100	996,928
Filtrona	1	5
GKN	1,940,821	9,550,221
GlaxoSmithKline	1,256,030	31,044,017
Greene King	45,400	546,526
HBOS	84,600	1,276,678
HSBC Holdings	1,077,583	17,258,673
Inchcape	32,839	1,335,897
International Power	180,200	764,380
J Sainsbury	2,449,357	12,052,580
Kelda Group	82,000	1,038,175
Legal & General Group	1,820	3,683
Lloyds TSB Group	7,100	57,778
Marks & Spencer Group	1,348,662	10,660,191
Rexam	774,623	6,839,617
Royal Bank of Scotland Group	1,164,450	33,231,540
Royal Dutch Shell, Cl. A	43,208	1,334,723
Royal Dutch Shell, Cl. B	5,900	190,317
Sage Group	156,300	627,856
Schroders	25,500	390,989
Scottish Power	50,900	467,475
Standard Chartered	51,300	1,098,459
Tullow Oil	161,600	737,889
Unilever	2,056,560	20,150,553
Vodafone Group	16,018,970	34,563,747
Wolseley	49,200	1,047,536
Xstrata	51,500	1,170,438
		342,926,634

United States--.4%

iShares MSCI EAFE Index Fund	121,700	**7,001,401**

Total Common Stocks

  (cost $1,681,632,551)   **1,913,160,465**

Preferred Stock--.1%

Germany;

Fresenius	3,900	510,059
Henkel	7,280	702,965
(cost $1,134,833)		**1,213,024**

	Principal	
Short-Term Investments--1.2%	Amount ($)	Value ($)

Repurchase Agreements;

J.P. Morgan Chase & Co.,

   3.85%, dated 11/30/2005, due 12/1/2005 in the

   amount of $23,002,460 (fully collateralized by

   $24,154,000 U.S. Treasury Notes, 4.125%, 5/15/2015,

   value $23,458,365)

(cost $23,000,000)	23,000,000	**23,000,000**

Total Investments (cost $1,705,767,384)	**98.5%**	**1,937,373,489**
Cash and Receivables (Net)	**1.5%**	**29,016,505**
Net Assets	**100.0%**	**1,966,389,994**

ADR--American Depository Receipts

a   Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

MELLON EMERGING MARKETS FUND
Statement of Investments
November 30, 2005 (Unaudited)

Common Stocks--93.0%	Shares	Value ($)
Brazil--6.9%		
Banco Itau Holding Financeira, ADR	243,500	6,175,160
Brasil Telecom Participacoes, ADR	280,140	10,870,537
Centrais Eletricas Brasileiras	90,574	1,649,774
Cia de Saneamento Basico do Estado de Sao Paulo	123,584	7,764,154
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	218,100	3,426,643
Empresa Brasileira de Aeronautica, ADR	240,350	9,063,599
Gol Linhas Aereas Inteligentes, ADR	12,300	559,773
Grendene	564,100	5,609,130
Petroleo Brasileiro, ADR	569,880	38,523,888
Telecomunicacoes Brasileiras, ADR	86,400	3,002,400
Unibanco, ADR	168,210	10,402,106
Votorantim Celulose e Papel, ADR	241,700	2,980,161
		100,027,325
Chile--.4%		
Banco Santander Chile, ADR	122,700	**5,306,775**
China--4.7%		
Beijing Capital International Airport, Cl. H	3,995,000	1,712,945
Byd, Cl. H	1,755,500	2,659,951
China Petroleum & Chemical, ADR	36,300	1,634,589
China Petroleum & Chemical, Cl. H	23,238,700	10,413,618
China Shenhua Energy, Cl. H	4,363,000	4,866,720
China Shipping Development, Cl. H	470,000	330,316
China Telecom, Cl. H	31,507,400	10,868,544
Huadian Power International, Cl. H	29,094,300	7,972,634
Huaneng Power International, Cl. H	5,923,600	4,048,523
PetroChina, Cl. H	10,812,000	8,435,220
Sinopec Shanghai Petrochemical, Cl. H	877,000	305,350
Sinopec Yizheng Chemical Fibre, Cl. H	14,586,000	2,595,675
Sinotrans, Cl. H	13,151,600	4,748,666
Weiqiao Textile, Cl. H	2,919,500	3,877,758
Yanzhou Coal Mining, Cl. H	5,015,000	3,185,020
		67,655,529
Croatia--.4%		
Pliva, GDR	457,400 a	**5,969,070**
Egypt--.2%		
Commercial International Bank, GDR	327,700 a	**3,047,610**

Hong Kong--3.7%

Beijing Enterprises Holdings	685,000	1,183,669
Brilliance China Automotive Holdings	9,683,000	1,386,015
China Mobile (Hong Kong)	2,861,800	13,986,643
China Overseas Land & Investment	1,484,000	583,672
China Resources Enterprise	3,723,300	6,625,858
China Resources Power Holdings	606,000	375,102
CNOOC	9,021,000	5,990,967
Denway Motors	34,835,500	10,781,229
Global Bio-Chem Technology Group	7,768,000	3,355,746
Panva Gas Holdings	2,987,000 b	1,482,965
Shanghai Industrial Holdings	4,666,600	8,695,677
		54,447,543

Hungary--1.5%

Egis	3,762	386,627
Gedeon Richter	45,657	8,212,501
Magyar Telekom	2,625,410	11,828,978
Mol Magyar Olaj-es Gazipari	6,726	643,188
		21,071,294

India--8.7%

Bharat Petroleum	1,235,348	11,738,924
Dr. Reddy's Laboratories	139,300	2,752,244
Dr. Reddy's Laboratories, ADR	581,400	12,314,052
GAIL India	946,181	5,547,630
GAIL India, GDR	170,200 a	5,939,980
Hindalco Industries, GDR	4,603,000 a	12,428,100
Hindustan Petroleum	1,767,722	13,140,189
Mahanagar Telephone Nigam	4,347,957	11,327,049
Mahanagar Telephone Nigam, ADR	367,250	2,295,313
Mahindra & Mahindra	46,788	453,297
Oil & Natural Gas	386,536	8,606,209
Reliance Industries	1,325,608	23,751,096
Satyam Computer Services	33,784	469,080
State Bank of India, GDR	337,700 a	15,395,743
Tata TEA	37,482	701,994
		126,860,900

Indonesia--1.7%

Astra International	372,000	337,676
Bank Mandiri Persero	25,324,500	3,258,714
Gudang Garam	5,317,700	5,808,361
Indofood Sukses Makmur	54,366,500	4,609,628
Telekomunikasi Indonesia	19,481,500	10,688,105
United Tractors	1,177,000	422,663
		25,125,147

Israel--.9%

Bank Hapoalim	959,819	4,179,757
Bank Leumi Le-Israel	1,151,000	4,186,803
Nice Systems, ADR	9,700 b	435,045
Super-Sol	1,565,094	3,871,566
		12,673,171

Malaysia--4.4%

AMMB Holdings	4,623,100	2,792,600
Bumiputra Commerce Holdings	5,361,500	7,883,514
Digi.Com	364,300 b	728,697
Gamuda	7,233,300	6,898,895
Genting	2,092,300	11,363,664
Kuala Lumpur Kepong	2,206,400	4,851,800
Malayan Banking	1,209,200	3,588,036
MK Land Holdings	1,545,000	264,015
Resorts World	2,955,400	8,847,800
RHB Capital	766,600	461,036
Sime Darby	9,449,200	15,771,615
		63,451,672

Mexico--7.2%

Alfa, Cl. A	68,000	383,669
Cemex	1,271,142	7,146,751
Cemex, ADR	10,600	596,780
Coca-Cola Femsa, ADR	799,200	20,134,162
Controladora Comercial Mexicana	9,001,500	13,295,782
Desc, Ser. B	6,871,166 b	1,724,053
Embotelladoras Arca	1,098,000	2,416,089
Fomento Economico Mexicano, ADR	4,700	319,553
Grupo Aeroportuario del Sureste, ADR	109,400	3,428,596
Grupo Continental	3,047,500	4,963,026
Grupo Financiero Banorte, Cl. O	251,384	540,304
Grupo Mexico, Ser. B	270,424	582,251
Kimberly-Clark de Mexico, Cl. A	3,347,100	12,185,390
Telefonos de Mexico, ADR	1,652,500	37,065,575
		104,781,981

Philippines--.6%

ABS-CBN Broadcasting	1,568,300 b	413,704
Bank of Philippine Islands	6,436,576	6,970,376
Manila Electric, Cl. B	2,878,000 b	1,265,318
		8,649,398

Poland--1.3%

KGHM Polska Miedz	44,656	729,836
Polski Koncern Naftowy Orlen	23,818	430,926
Powszechna Kasa Oszczednosci Bank Polski	1,068,594	9,022,294
Telekomunikacja Polska	1,100,367	7,963,335
		18,146,391

Russia--4.1%

Gazprom, GDR	301,000	21,310,800
LUKOIL, ADR	669,100	38,172,155
Rostelecom, ADR	34,100	463,760
		59,946,715

South Africa--9.3%

Alexander Forbes	2,300,119	5,016,501
Aveng	2,613,541	7,458,597
Bidvest Group	747,043	10,174,344

Foschini	65,233	457,590
Illovo Sugar	833,876	1,380,120
Impala Platinum Holdings	37,990	4,988,942
Investec	14,240	570,481
Mittal Steel South Africa	61,376	536,387
Nampak	3,776,859	9,405,635
Nedbank Group	1,875,397	25,382,403
Network Healthcare Holdings	3,826,905	3,865,381
Old Mutual	4,638,886	12,135,419
Sanlam	6,285,330	12,940,099
Sappi	1,713,881	18,331,767
Sasol	394,017	13,103,427
Shoprite Holdings	1,269,836	3,319,448
Steinhoff International Holdings	2,143,069	5,810,982
Telkom SA	43,884	889,219
Tiger Brands	24,014	513,524
		136,280,266

South Korea--19.7%

CJ	19,492	1,946,379
Daegu Bank	41,760	606,356
Daelim Industrial	111,660	7,325,499
Dongbu Insurance	40,030	685,511
Honam Petrochemical	6,800	328,683
Hyundai Department Store	42,670	3,132,838
Hyundai Motor	176,540	14,579,666
Industrial Bank of Korea	436,050	6,646,975
INI Steel	83,200	1,773,970
INTOPS	13,296	375,213
Kangwon Land	314,277	6,215,802
KCC	1,764	399,942
Kookmin Bank	402,974	26,437,272
Korea Electric Power	740,600	24,829,571
Korea Fine Chemical	11,140	112,851
Korean Air Lines	266,380	7,054,637
KT, ADR	929,050	20,285,608
KT Freetel	22,550	486,245
Kumho Tire	366,520	5,534,045
Kumho Tire, GDR	308,200 a	2,357,730
LG Chem	265,350	13,440,304
LG Electronics	274,480	20,814,402
LG Telecom	83,468 b	519,410
POSCO	67,922	13,597,506
POSCO, ADR	71,350	3,550,376
Pusan Bank	40,860	500,648
Samsung Electro-Mechanics	346,340	11,527,959
Samsung Electronics	61,052	35,223,440
Samsung Fire & Marine Insurance	81,534	8,534,915
Samsung SDI	86,840	9,048,452
SK	168,500	8,778,582
SK Telecom	41,012	7,695,932
SK Telecom, ADR	1,047,700	22,131,880
		286,478,599

Taiwan--14.6%

Accton Technology	3,368,225 b	1,517,513
Acer	293,520	650,700
Advanced Semiconductor Engineering	12,913,355	9,304,875

Asia Cement	912,360	509,052
Benq	8,465,100	7,652,953
Catcher Technology	96,190	680,194
China Development Financial Holding	990,000	357,417
China Motor	7,945,220	7,313,334
China Steel	6,072,000	4,547,365
Chinatrust Financial Holding	9,058,481	7,283,975
Chunghwa Telecom, ADR	520,300	9,063,108
Compal Electronics	24,101,576	21,178,005
Delta Electronics	1,433,287	2,886,631
Elan Microelectronics	2,249,724	882,692
Evergreen Marine	423,900	269,400
Far EasTone Telecommunications	251,000	285,334
First Financial Holding	18,421,300	12,861,465
Formosa Chemicals & Fibre	1,815,000	2,859,334
High Tech Computer	52,600	781,573
Nien Hsing Textile	2,056,000	1,318,912
Novatek Microelectronics	124,909	680,160
Optimax Technology	5,223,284	8,976,777
Phoenix Precision Technology	374,358	598,696
Powerchip Semiconductor	10,485,000	5,787,546
Quanta Computer	12,505,433	19,178,567
Siliconware Precision Industries	416,084	441,342
SinoPac Financial Holdings	33,537,225	15,259,885
Sunplus Technology	6,613,668	6,650,076
Taishin Financial Holdings	2,134,849	1,124,258
Taiwan Mobile	10,500,806	9,305,364
Taiwan Semiconductor Manufacturing, ADR	48,900	468,462
Uni-President Enterprises	4,724,000	2,001,486
United Microelectronics	65,780,928	36,702,521
United Microelectronics, ADR	54,800	169,332
Yageo	36,443,960 b	12,722,303
		212,270,607

Thailand--2.1%

Bank of Ayudhya	915,500	286,422
Charoen Pokphand Foods	20,310,700	2,389,583
Delta Electronics Thai	956,700	338,778
Kasikornbank	6,076,700	9,034,389
Krung Thai Bank	37,854,800	8,981,444
PTT	67,900	355,722
Siam Commercial Bank	7,531,400	8,456,500
Siam Makro	547,400	837,304
		30,680,142

Turkey--.6%

Akcansa Cimento	85,004	488,781
Tupras Turkiye Petrol Rafine	466,856	8,191,060
		8,679,841

United States--.0%

iShares MSCI Emerging Markets Index	2,000	**168,960**

Total Common Stocks
  (cost $1,018,276,934)   **1,351,718,936**

Preferred Stocks--3.3%

Brazil:

Banco Bradesco	29,000	886,712
Centrais Eletricas Brasileiras	201,781	3,674,837
Cia de Tecidos do Norte de Minas	53,122	5,126,123
Cia Energetica de Minas Gerais	221,334	8,931,408
Cia Paranaense de Energia	1,310,664	11,314,660
Duratex	189,500	1,995,638
Perdigao	12,000	377,492
Petroleo Brasileiro	45,400	702,802
Telecomunicacoes de Sao Paulo	201,427	4,183,309
Telemar Norte Leste, Cl. A	150,904	4,432,656
Telemig Celular Participacoes	3,668,618	6,881,249
Total Preferred Stocks		
(cost $26,502,534)		**48,506,886**

	Principal	
Short-Term Investments--3.1%	Amount ($)	Value ($)

Repurchase Agreements;		
J.P. Morgan Chase & Co.,		
3.85%, dated 11/30/2005, due 12/1/2005		
in the amount of $44,304,738		
(collateralized by $46,524,000 U.S. Treasury Notes,		
4.125%, 5/15/2015, value $45,184,109)		
(cost $44,300,000)	44,300,000	**44,300,000**

Total Investments (cost $1,089,079,468)	**99.4%**	**1,444,525,822**
Cash and Receivables (Net)	**0.6%**	**8,231,456**
Net Assets	**100.0%**	**1,452,757,278**

ADR--American Depository Receipt
GDR--Global Depository Receipt

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
    securities may be resold in transactions exempt from registration, normally to qualified institutional
    buyers. At November 30, 2005, these securities amounted to $45,138,233 or 3.1% of net assets.
b   Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

MELLON BOND FUND
 Statement of Investments
November 30, 2005 (Unaudited)

Bonds and Notes - 97.4%	Prinicipal Amount		Value ($)
Asset-Backed Ctfs. - Automobile Receivables - 2.2%			
Harley-Davidson Motorcycle Trust:			
Ser. 2005-3, Cl. A2, 4.41%, 2012	2,365,000		2,345,135
Ser. 2003-4, Cl. A2, 2.69%, 2011	4,650,000		4,526,838
Honda Auto Receivables Owner Trust,			
Ser. 2004-3, Cl A4, 3.28%, 2/18/10	6,940,000		6,690,121
Onyx Acceptance Grantor Trust,			
Ser. 2005-A, Cl. A4, 3.91%, 2011	4,910,000		4,804,506
			18,366,600
Asset - Backed Ctfs.- Credit Cards - 1.3%			
Bank One Issuance Trust,			
Ser. 2003-03, Cl. C3, 4.77%, 2016	11,000,000		**10,605,649**
Asset - Backed Ctfs. - Equipment - .3%			
CIT Equipment Collateral,			
Ser. 2004-DFS, Cl. A2, 2.66%, 2006	284,484	a	283,492
CNH Equipment Trust,			
Ser. 2005-A, Cl. A4B, 4.29%, 2012	2,305,000		2,271,708
			2,555,200
Bank & Finance - 10.0%			
AXA Financial,			
Sr. Notes, 7.75%, 2010	5,650,000		6,252,691
American Express,			
Notes, 4.75%, 2009	3,000,000		2,981,454
Bank of America,			
Sr. Notes, 5.875%, 2009	6,585,000		6,769,090
Bear Stearns & Cos.,			
Notes, 4.5%, 2010	2,000,000		1,948,060
CIT Group,			
Sr. Notes, 5.875%, 2008	4,800,000		4,912,267
Caterpillar Financial Services,			
Notes, 3.625%, 2007	5,825,000		5,693,023
Citigroup,			
Sr. Notes, 6.2%, 2009	1,825,000		1,893,832
Countrywide Home Loans,			
Medium-Term Notes, 3.25%, 2008	6,165,000	b	5,913,228
Credit Suisse First Boston,			
Notes, 4.875%, 2010	2,100,000		2,079,298
Goldman Sachs,			
Notes, 4.75%, 2013	6,500,000		6,272,110
HSBC Finance,			
Notes, 5.25%, 2011	4,000,000	b	3,990,800
KfW - Kreditanstalt fuer Wiederaufbau,			
(Gtd. Federal Republic of Germany)			
Global Notes, 3.75%, 2008	7,530,000		7,393,210
Landwirtschaftliche Rentenbank,			
Notes, 3.25%, 2007	6,555,000		6,380,158
Lehman Brothers:			
Notes, 7%, 2008	2,000,000		2,085,758
Notes, 4.25%, 2010	5,200,000	b	5,057,348
Merrill Lynch & Co,			
Notes, 4.125%, 2009	3,250,000		3,152,429

Morgan (J.P.),			
Sub. Notes, 6.25%, 2009	1,800,000		1,864,098
Morgan Stanley,			
Notes, 6.75%, 2011	3,200,000		3,432,432
PNC Funding,			
Notes, 4.5%, 2010	2,825,000	b	2,765,333
Wells Fargo & Co.,			
Notes, 3.12%, 2008	2,425,000		2,320,402
			83,157,021
Casinos - 1.0%			
Seminole Tribe of Florida,			
Notes, 5.798%, 2013	8,300,000	a	**8,246,058**
Collateralized Mortgage Obligations - .5%			
Federal Home Loan Mortgage Corp.,			
REMIC, Muiltclass Mortgage Participation Ctfs.,			
Ser. 1660, Cl. H, 6.50%, 1/15/2009	2,202,997		2,231,371
Federal National Mortgage Association,			
REMIC Trust, Pass-Through Ctfs.,			
Ser. 1992-18, Cl. HC, 7.5%, 3/25/2007	230,550		232,858
Washington Mutual,			
Ser. 2003-S4, Cl. 4A1, 4%, 2032	1,982,551		1,764,972
			4,229,201
Commercial Mortgage Pass - Through Ctfs. - 3.0%			
Asset Securitization,			
Ser.1995-MD IV, Cl. A-1, 7.10%, 2029	348,630		355,276
CS First Boston Mortgage Securities,			
Ser. 2005-C2, Cl. A2, 4.577%, 2037	3,350,000		3,276,987
GS Mortgage Securities II:			
Ser. 1998-GLII, Cl. A-2, 6.562%, 2031	8,750,000		9,025,888
Ser. 2005-GG4 Cl. A4, 4.761%, 2039	1,850,000		1,779,303
JP Morgan Chase Commercial Mortgage Securities:			
Ser. 2005-CB11, Cl. A2, 5.016%, 2037	4,145,000		4,128,829
Ser. 2005-CB12, Cl. AM 4.948%, 2037	3,075,000		2,983,383
Ser. 2005-LDP2, Cl. AM, 4.78%, 2042	3,720,000		3,569,312
			25,118,978
Foreign Government - 2.7%			
Financement-Quebec,			
Notes, 5%, 2012	4,875,000		4,910,612
Province of Ontario:			
Notes, 5.125%, 2012	3,500,000	b	3,598,998
Sr. Notes, 5.5%, 2008	4,000,000		4,099,196
Republic of Italy,			
Bonds, 4%, 2008	5,730,000		5,641,162
United Mexican States,			
Notes, 6.625%, 2015	4,000,000	b	4,330,000
			22,579,968
Industrials - 2.2%			
Archer-Daniels-Midland,			
Notes, 5.375%, 2035	4,600,000		4,339,507
Emerson Electric,			
Notes, 5%, 2014	4,290,000		4,279,142
Devon Financing,			
Notes, 6.875%, 2011	3,000,000		3,270,714
IBM:			
Debs., 7%, 2025	2,000,000		2,334,614
Notes, 4.375%, 2009	3,000,000		2,963,712
United Technologies,			

Notes, 6.5%, 2009	1,250,000			1,319,761
				18,507,450

Media & Telecommunications- 4.4%
British Sky Broadcasting,

Notes, 6.875%, 2009	4,180,000			4,378,073

Comcast:

Bonds, 5.65%, 2035	3,000,000			2,722,545
Notes, 5.85%, 2010	1,000,000			1,018,131

Sprint Capital,

Notes, 8.375%, 2012	4,800,000			5,561,409

Univision Communications,

Sr. Notes, 3.5%, 2007	9,400,000			9,111,063

Verizon New York:

Debs., Ser. A, 6.875%, 2012	1,125,000		b	1,169,863
Debs., Ser. B, 7.375%, 2032	4,500,000			4,631,139

Viacom,

Gtd. Sr. Notes, 6.625%, 2011	3,475,000			3,606,251

Vodafone Group,

Sr. Notes, 7.75%, 2010	4,430,000			4,864,118
				37,062,592

Real Estate Investment Trust - 1.4%
ERP Operating,

Notes, 6.95%, 2011	4,000,000			4,296,752

Liberty Property,

Sr. Notes, 7.25%, 2011	2,025,000			2,196,528

Mack-Cali Realty,

Notes, 7.75%, 2011	4,775,000			5,283,738
				11,777,018

Retail - .6%
Wal-Mart Stores,

Bonds, 5.25%, 2035	5,310,000			**5,060,303**

U.S. Government Securities - 24.2%
U.S. Treasury Bonds:

5.375%, 2/15/2031	10,960,000			12,045,697
6%, 2/15/2026	4,000,000			4,612,000
6.25%, 8/15/2023	24,520,000			28,698,944

U.S. Treasury Inflation Protected Securities,

3.375%, 1/15/2007	9,620,174		b,c	9,712,056

U.S. Treasury Notes:

3.375%, 10/15/2009	4,545,000		b	4,378,294
4%, 11/15/2012	8,525,000		b	8,282,549
4%, 4/15/2010	1,405,000		b	1,381,347
4.125%, 5/15/2015	10,775,000		b	10,434,833
4.125%, 8/15/2010	18,470,000		b	18,233,215
4.25%, 8/15/2015	13,550,000		b	13,248,309
4.375%, 5/15/2007	40,395,000		b	40,388,537
4.375%, 8/15/2012	3,355,000		b	3,334,669
4.5%, 11/15/2015	15,250,000		b	15,257,015
5.5%, 2/15/2008	9,500,000		b	9,723,725
6%, 8/15/2009	21,310,000		b	22,460,314
				202,191,504

U.S. Government Agencies - 10.4%
Federal Farm Credit Banks:

Bonds, 4.125%, 4/15/2009	6,740,000			6,616,024
Notes, 4.875%, 12/16/2015	4,735,000			4,719,630

Federal Home Loan Banks:

Bonds, 3.75%, 3/7/2007	2,500,000			2,471,770

Bonds, 3.875%, 2/15/2008	6,040,000		5,937,072
Bonds, 4%, 4/25/2007	5,000,000		4,950,400
Bonds, 4.25%, 5/16/2008	4,910,000		4,853,093
Bonds, Ser. 571, 4.65%, 2008	3,125,000		3,110,031
Federal Home Loan Mortgage Corp.:			
Bonds, 4.625%, 8/15/2008	4,330,000		4,310,861
Notes, 4.375%, 1/25/2010	6,570,000		6,461,234
Notes, 4.5%, 8/22/2007	4,845,000		4,821,008
Notes, 4.5%, 10/11/2007	3,905,000		3,877,552
Notes, 4.625%, 9/15/2008	4,305,000		4,283,862
Notes, 4.625%, 12/19/2008	4,570,000		4,559,681
Notes, 4.75%, 12/8/2010	4,375,000		4,348,531
Notes, 4.9%, 11/3/2008	5,520,000		5,503,164
Federal National Mortgage Association:			
Notes, 4%, 5/9/2007	4,845,000		4,793,309
Notes, 4.125%, 6/16/2008	4,925,000		4,855,410
Notes, 4.5%, 8/15/2008	3,185,000		3,160,409
Notes, 4.75%, 8/25/2008	3,125,000		3,116,009
			86,749,050

U.S. Government Agencies/Mortgage-Backed - 32.0%

Federal Home Loan Mortgage Corp.:

5%, 10/1/2018	9,251,016		9,135,378
5.5%, 9/1/2006-3/1/2035	34,852,926		34,684,748
5.625%, 7/1/2031	714,134	d	726,367
6%, 7/1/2017	4,383,441		4,472,469
6.5%, 8/1/2031-7/1/2032	2,454,661		2,517,314
7%, 4/1/2032	794,138		827,889
8.5%, 6/1/2018	3,278,496		3,531,530
Federal National Mortgage Association:			
4.5%, 5/1/2020-7/1/2020	22,750,771		22,027,878
5%, 5/1/2019-7/1/2035	88,032,287		85,550,529
5.5%, 1/1/2020-7/1/2035	45,680,889		45,267,429
6%, 9/1/2019-9/1/2034	20,289,766		20,514,028
6.5%, 4/1/2017-6/1/2035	12,564,201		12,896,944
7%, 6/1/2009-6/1/2032	4,451,561		4,638,099
7.5%, 5/1/2007	1,154,970		1,213,077
8%, 7/1/2007-2/1/2013	1,091,442		1,124,153
Government National Mortgage Association I:			
6%, 10/15/2008-10/15/2033	4,601,914		4,678,817
6.5%, 2/15/2034-8/15/2034	7,242,654		7,531,461
7%, 5/15/2023-12/15/2023	1,509,101		1,589,732
7.5%, 3/15/2027	817,186		865,196
8%, 5/15/2007	1,456,447		1,480,147
9%, 12/15/2009	1,499,575		1,563,772
			266,836,957

Utilities - 1.1%

FPL Group Capital,			
Gtd. Debs., 6.125%, 2007	6,800,000		6,912,288
Southern California Edison,			
First Mortgage, 4.65%, 2015	2,200,000		2,117,170
			9,029,458

Total Bonds and Notes
(Cost $829,092,984) **812,073,007**

Short-Term - 1.8 %
Repurchase Agreements,

JP Morgan Chase & Co.,
  3.85%, dated 11/30/2005 due 12/1/2005 in the amount of
  $15,464,653 (fully collateralized
  by $16,197,000, U.S. Treasury Notes, 3.125%, 9/15/2008,
  value $15,877,797

(cost $15,463,000)	15,463,000	e	**15,463,000**

	Shares		**Value ($)**
Investment of Cash Collateral for Securities Loaned - 21.6%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $180,062,207)	180,062,207	e	**180,062,207**

Total Investment(Cost $1,024,618,191)	120.8%	**1,007,598,214**
Liabilities, Less Cash and Receivables	(20.8%)	**(173,662,670)**
Net Assets	100.0%	**833,935,545**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold*
  in transactions exempt from registration, normally to qualified institutional buyers.
  At November 30, 2005, these securities amounted to $8,529,550 or 1.2% of net assets.
[b] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities*
  on loan is $174,958,525 and the total market value of the collateral held by the fund is $180,062,207.
[c] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[d] *Variable rate security--interest rate subject to periodic change.*
[e] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

MELLON INTERMEDIATE BOND FUND
Statement of Investments
November 30, 2005 (Unaudited)

	Prinicipal Amount ($)	Value ($)
Bonds and Notes - 98.5 %		
Asset-Backed Ctfs-Automobile Receivables - 2.8%		
Harley-Davidson Motorcycle Trust:		
Ser. 2003-4, Cl. A2, 2.69%, 2011	2,470,000	2,404,579
Ser. 2005-3, Cl. A2, 4.41%, 2012	2,350,000	2,330,261
Honda Auto Receivables Owner Trust,		
Ser. 2004-3, Cl A4, 3.28%, 2/18/10	4,660,000	4,492,214
Nissan Auto Receivables Owner Trust,		
Ser. 2004-A, Cl. A4, 1.7%, 2009	3,550,000	3,436,410
Onyx Acceptance Grantor Trust,		
Ser. 2005-A, Cl.A4, 3.91%, 2011	3,150,000	3,082,320
		15,745,784
Asset-Backed Ctfs.- Credit Cards - .7%		
Bank One Issuance Trust,		
Ser. 2003-03, Cl. C3, 4.77%, 2016	4,275,000	**4,121,741**
Asset-Backed Ctfs. - Other - 1.2%		
Caterpillar Financial Asset Trust,		
Ser. 2005-A, Cl. A4, 4.1%, 2010	2,700,000	2,654,363
CIT Equipment Collateral,		
Ser. 2004-DFS, Cl. A2, 2.66%, 2006	284,484 a	283,492
CNH Equipment Trust,		
Ser. 2005-A, Cl. A4B, 4.29%, 2012	1,385,000	1,364,996
John Deere Owner Trust,		
Ser. 2004-A, Cl. A4, 3.02%, 2011	2,245,000	2,180,198
		6,483,049
Bank & Finance - 19.6%		
American Express,		
Notes, 4.75%, 2009	2,000,000 b	1,987,636
AXA Financial:		
Sr. Notes, 6.5%, 2008	1,200,000	1,244,694
Sr. Notes, 7.75%, 2010	3,625,000	4,011,682
Bank of America,		
Sr. Notes, 5.875%, 2009	3,500,000	3,597,846
Bank of New York,		
Sr. Notes, 3.625%, 2009	4,575,000	4,408,379
Bear Stearns & Cos.,		
Notes, 4.5%, 2010	2,100,000	2,045,463
Caterpillar Financial Services,		
Notes, 3.625%, 2007	5,700,000	5,570,855
CIT Group,		
Sr. Notes, 5.875%, 2008	2,275,000	2,328,210
Citigroup,		
Sr. Notes, 6.2%, 2009	4,400,000 b	4,565,950
Countrywide Home Loans,		
Medium-Term Notes, 3.25%, 2008	4,630,000 b	4,440,915
Credit Suisse First Boston,		
Notes, 4.875%, 2010	2,900,000 b	2,871,412
Fifth Third Bancorp,		
Notes, 3.375%, 2008	3,680,000	3,541,787
General Electric Capital,		
Notes, Ser. A, 3.125%, 2009	5,885,000	5,571,777
Goldman Sachs,		
Notes, 4.75%, 2013	5,400,000	5,210,676
HSBC Finance:		
Notes, 4.75%, 2013	5,400,000	5,194,983
Notes, 5.25%, 2011	5,000,000 b	4,988,500
International Lease Finance,		
Notes, 4.35%, 2008	3,500,000	3,434,200
KfW - Kreditanstalt fuer Wiederaufbau,		
Gtd. Global Notes, (Gtd. by Federal Rep. Of Germany), 3.75%, 2008	9,470,000	9,297,968
Landwirtschaftliche Rentenbank,		
Gtd. Global Notes, (Gtd. by Bundes Republik Deutschland), 3.25%, 2007	8,320,000	8,098,081
Lehman Brothers:		
Notes, 4.25%, 2010	2,400,000	2,334,161
Notes, 7%, 2008	1,680,000	1,752,037
Merrill Lynch & Co,		
Notes, 4.125%, 2009	6,700,000 b	6,498,852
Morgan Stanley,		
Bonds, 5.8%, 2007	5,000,000	5,058,775
US Bank,		
Sr. Notes, 4.125%, 2008	4,000,000	3,948,932
Wachovia,		
Sub. Notes, 6.375%, 2009	4,000,000	4,160,944
Wells Fargo & Co.,		
Notes, 3.12%, 2008	5,000,000	4,784,335

			110,949,050

Collateralized Mortgage Obligations - .4%

Federal Home Loan Mortgage Corp.,
  Mulitclass Mortgage Participation Ctfs., REMIC,
  Ser. 2134, Cl. PM, 5.5%, 3/15/2014 — 2,395,075 — **2,419,505**

Commercial Mortgage Pass - Through Ctfs. - 3.0%

CS First Boston Mortgage Securities,			
Ser. 2005-C2, Cl. A2, 4.577%, 2037		2,800,000	2,738,974
GS Mortgage Securities II:			
Ser. 1998-GLII, Cl. A-2, 6.562%, 2031		4,250,000	4,384,002
Ser. 2005-GG4 Cl. A4, 4.761%, 2039		2,800,000	2,693,000
JP Morgan Chase Commercial Mortgage Securities:			
Ser. 2005-CB11, Cl. A2, 5.016%, 2037		2,645,000	2,634,681
Ser. 2005-CB12, Cl. AM 4.948%, 2037		1,985,000	1,925,859
Ser. 2005-LDP2, Cl. AM, 4.78%, 2042		2,405,000	2,307,580
			16,684,096

Foreign Governmental - 3.3%

Financement-Quebec,			
Notes, 5%, 2012		6,330,000	6,376,241
Mexico Government,			
Notes, 6.625%, 2015		2,875,000 b	3,112,187
Province of Ontario,			
Notes, 5.125%, 2012		2,200,000 b	2,262,227
Republic of Italy,			
Bonds, 4%, 2008		7,315,000	7,201,588
			18,952,243

Industrial - 1.5%

Emerson Electric,			
Notes, 4.625%, 2012		3,625,000	3,555,157
IBM,			
Notes, 4.375%, 2009		5,000,000	4,939,520
			8,494,677

Lodging - 1.0%

Seminole Tribe of Florida,
  Notes, 5.798%, 2013 — 5,600,000 a — **5,563,606**

Media & Telecommunications - 7.4%

AOL Time Warner,			
Notes, 6.875%, 2012		2,750,000 b	2,957,320
British Sky Broadcasting,			
Notes, 6.875%, 2009		3,500,000	3,665,851
Comcast Cable Communications:			
Notes, 5.3%, 2014		2,000,000	1,954,444
Sr. Notes, 5.85%, 2010		2,400,000	2,443,514
News America,			
Sr. Notes, 4.75%, 2010		4,115,000	4,059,266
Sprint Capital,			
Notes, 8.375%, 2012		5,250,000	6,082,792
Univision Communications			
Sr. Notes, 3.5%, 2007		4,965,000	4,812,386
Sr. Notes, 3.875%, 2008		1,850,000	1,776,857
Verizon New York,			
Debs., Ser. A, 6.875%, 2012		4,925,000	5,121,399
Viacom,			
Sr. Notes, 6.625%, 2011		5,850,000	6,070,954
Vodafone Group,			
Sr. Notes, 7.75%, 2010		2,675,000	2,937,137
			41,881,920

Oil & Gas - 1.1%

Conoco Funding,			
Notes, 6.35%, 2011		1,825,000	1,958,871
Devon Financing,			
Notes, 6.875%, 2011		4,000,000	4,360,952
			6,319,823

Real Estate Investment Trust - 1.4%

ERP Operating,			
Notes, 6.95%, 2011		1,875,000	2,014,103
Liberty Property,			
Sr. Notes, 7.25%, 2011		1,480,000	1,605,363
Mack-Cali Realty:			
Notes, 7.25%, 2009		2,525,000	2,665,236
Notes, 7.75%, 2011		1,500,000	1,659,813
			7,944,515

Retail - .9%

Wal-Mart Stores,
  Sr. Notes, 6.875%, 2009 — 4,500,000 — **4,796,465**

U.S. Government - 31.1%

U.S. Treasury Inflation Protected Securities,

3.375%, 1/15/2007	9,651,531 b,c	9,743,712

U.S. Treasury Notes:

3.5%, 11/15/2009	1,500,000 b	1,450,245
4%, 11/15/2012	11,415,000 b	11,090,358
4.125%, 8/15/2010	13,285,000 b	13,114,686
4.125%, 5/15/2015	1,375,000 b	1,331,591
4.25%, 8/15/2015	9,995,000 b	9,772,461
4.375%, 5/15/2007	34,330,000 b	34,324,507
4.375%, 8/15/2012	1,630,000 b	1,620,122
4.5%, 11/15/2015	20,500,000 b	20,509,430
5.5%, 2/15/2008	35,000,000 b	35,824,250
6%, 8/15/2009	4,145,000 b	4,368,747
6.5%, 10/15/2006	32,480,000 b	33,050,674
		176,200,783

U.S. Government Agencies - 20.5%

Federal Farm Credit Bank:

Bonds, 2.125%, 7/17/2006	4,500,000	4,432,685
Bonds, 4.125%, 4/15/2009	6,730,000	6,606,208
Notes, 4.875%, 12/16/2015	4,720,000	4,704,679

Federal Home Loan Banks:

Bonds, 3.75%, 3/7/2007	6,865,000	6,787,480
Bonds, 3.875%, 2/15/2008	7,485,000	7,357,448
Bonds, 4%, 4/25/2007	6,805,000	6,737,494
Bonds, 4.25%, 5/16/2008	6,495,000	6,419,723
Bonds, Ser. 571, 4.65%, 2008	3,155,000	3,139,888
Bonds, Ser. QP06, 4.125%, 11/15/2006	7,870,000	7,832,027

Federal Home Loan Mortgage Corp.:

Bonds, 4.625%, 8/15/2008	5,030,000	5,007,767
Notes, 4.5%, 10/11/2007	6,145,000	6,101,807
Notes, 4.5%, 8/22/2007	6,460,000	6,428,010
Notes, 4.625%, 12/19/2008	4,685,000	4,674,421
Notes, 4.625%, 9/15/2008	4,960,000	4,935,646
Notes, 4.9%, 11/3/2008	4,190,000	4,177,221

Federal National Mortgage Association:

Notes, 2.71%, 1/30/2007	3,685,000	3,604,442
Notes, 3.55%, 2/16/2007	9,665,000	9,539,597
Notes, 4%, 5/9/2007	6,405,000	6,336,665
Notes, 4.125%, 6/16/2008	5,625,000	5,545,519
Notes, 4.5%, 8/15/2008	2,750,000	2,728,767
Notes, 4.75%, 8/25/2008	3,045,000	3,036,240
		116,133,734

U.S. Government Agencies/Mortgage-Backed - 1.4%

Federal Home Loan Mortgage Corp.:

3.5%, 5/1/2008	1,083,140	1,041,840
4.5%, 11/1/2007	1,155,177	1,150,118
4.919%, 11/1/2032	905,386 d	910,354

Federal National Mortgage Association:

5%, 10/1/2018	4,688,609	4,630,001
7%, 6/1/2009	307,605	314,622
5.5%, 6/1/2006	130,041	130,610

Government National Mortgage Association I:

6.5%, 9/15/2013	637,568	660,679
8%, 2/15/2008	241,850	247,291
		9,085,515

Utilities - 1.2%

Alabama Power,

Sr. Notes, Cl. CC, 3.5%, 2007	3,675,000	3,580,994

FPL Group Capital,

Debs., 6.125%, 2007	3,250,000	3,303,667
		6,884,661

Total Bonds and Notes

(cost $573,080,732)		**558,661,167**

Short Term Investments- .9 %

	Prinicipal Amount ($)	Value ($)
Repurchase Agreements;		
JP Morgan Chase & Co.,		
3.85%, dated 11/31/2005 due 12/01/2005 in the amount of		
$5,171,553 (fully collateralized by $5,431,000 U.S. Treasury		
Notes, 4.125%, 5/15/2015, value $5,275,140)		
(cost $5,171,000)	5,171,000	**5,171,000**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned - 32.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $182,498,967)	182,498,967 e	**182,498,967**

Total Investment (cost$ 760,750,699)	**131.6 %**	**746,331,134**
Liabilities, Less Cash and Receivables	**(31.6) %**	**(179,354,324)**
Net Assets	**100.0 %**	**566,976,810**

a	Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $5,847,098 or 1.0% of net assets.
b	All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities on loan is $177,008,963 and the total market value of the collateral held by the fund is $182,498,967.
c	Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
d	Variable rate security - interest rate subject to periodic change.
e	Investment in affiliated money market fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

MELLON SHORT-TERM U.S. GOVERNMENT SECURITIES FUND

Statement of Investments
November 30, 2005(Unaudited)

Bonds and Notes - 98.5%	Prinicipal Amount		Value ($)
Collateralized Mortgage Obligations - .1%			
Federal Home Loan Mortgage Corp.,			
Multiclass Mortgage Participation Ctfs. REMIC,			
Ser. 2495, Cl. UC, 5%, 7/15/2032	214,722		**212,741**
U.S. Government - 50.6%			
U.S. Treasury Inflation Protected Securities,			
3.375%, 1/15/2007	2,539,877	a,b	2,564,135
U.S. Treasury Notes,			
3%, 11/15/2007	15,000,000	b	14,614,350
4.125%, 8/15/2010	1,580,000	b	1,559,744
4.375%, 5/15/2007	15,280,000	b	15,277,555
4.75%, 11/15/2008	7,500,000	b	7,570,275
5.5%, 2/15/2008	16,500,000	b	16,888,575
5.625%, 2/15/2006	7,000,000		7,028,140
6%, 8/15/2009	1,355,000	b	1,428,143
6.5%, 10/15/2006	14,000,000	b	14,245,980
			81,176,897
U.S. Government Agencies - 39.1%			
Federal Farm Credit Banks:			
Bonds, 1.875%, 11/16/2007	2,000,000		1,939,590
Bonds, 2.125%, 7/17/2006	2,470,000		2,433,051
Bonds, 2.25%, 9/1/2006	835,000		820,694
Bonds, 2.375%, 10/2/2006	1,425,000		1,399,056
Federal Home Loan Banks:			
Bonds, 2.75%, 5/15/2006	895,000		888,458
Bonds, 2.95%, 9/14/2006	2,150,000		2,122,760
Bonds, 3.875%, 2/15/2008	2,270,000		2,231,317
Bonds, 4%, 4/5/2007	1,315,000		1,303,603
Bonds, 4%, 4/25/2007	2,015,000		1,995,011
Bonds, 4.25%, 5/16/2008	1,900,000		1,877,979
Bonds, Ser. 571, 4.65%, 8/22/2008	1,205,000		1,199,228
Bonds, Ser. QP06, 4.125%, 11/15/2006	3,385,000		3,368,667
Bonds, Ser. S706, 5.375%, 5/15/2006	1,605,000		1,612,049
Federal Home Loan Mortgage Corp.:			
Bonds, 4.625%, 8/15/2008	1,465,000		1,458,525
Notes, 2.14%, 2/24/2006	1,000,000		995,138
Notes, 3%, 4/25/2007	2,000,000		1,955,370
Notes, 4.375%, 1/25/2010	2,770,000		2,724,143
Notes, 4.5%, 8/22/2007	1,885,000		1,875,665
Notes, 4.5%, 10/11/2007	1,415,000		1,405,054
Notes, 4.625%, 9/15/2008	1,985,000		1,975,254
Notes, 4.625%, 12/19/2008	1,240,000		1,237,200
Notes, 4.9%, 11/3/2008	1,180,000		1,176,401
Federal National Mortgage Association:			
Notes, 2.35%, 4/29/2006	1,335,000		1,324,730
Notes, 2.5%, 5/12/2006	1,009,000		1,000,779
Notes, 2.71%, 1/30/2007	745,000		728,714
Notes, 3%, 10/19/2006	1,275,000		1,256,860
Notes, 3%, 12/15/2006	1,000,000		983,383
Notes, 3%, 3/2/2007	550,000		538,942
Notes, 3.01%, 6/2/2006	2,000,000		1,984,902
Notes, 3.5%, 12/28/2006	2,000,000		1,975,966

Notes, 3.55%, 1/12/2007	3,545,000		3,502,591
Notes, 3.55%, 2/16/2007	3,425,000		3,380,561
Notes, 4%, 5/9/2007	1,850,000		1,830,262
Notes, 4.1%, 4/18/2007	1,375,000		1,362,448
Notes, 4.125%, 6/16/2008	1,870,000		1,843,577
Notes, 4.5%, 8/15/2008	1,770,000		1,756,334
Notes, 4.75%, 8/25/2008	1,205,000		1,201,533
			62,665,795
U.S. Government Agencies/Mortgage-Backed - 8.7%			
Federal Home Loan Mortgage Corp.:			
3.5%, 5/1/2008-9/1/2008	4,359,984		4,193,738
4%, 2/1/2008-3/1/2010	3,873,471		3,787,541
4.5%, 11/1/2007-5/1/2008	2,000,684		1,988,030
4.919%, 11/1/2032	226,347	c	227,588
5%, 3/1/2008-4/1/2009	344,409		344,231
5.625%, 7/1/2031	73,245	c	74,499
Federal National Mortgage Association:			
4.5%, 1/1/2010	341,286		336,058
4.699%, 6/1/2032	525,896	c	530,004
4.915%, 3/1/2032	87,613	c	87,825
5.193%, 4/1/2032	110,190	c	114,222
5.23%, 5/1/2032	310,037	c	311,026
5.375%, 5/1/2032	5,575	c	5,710
5.5%, 6/1/2009	89,429		89,848
5.71%, 6/1/2032	116,520	c	120,153
5.773%, 3/1/2032	63,926	c	65,301
5.842%, 6/1/2032	356,457	c	363,740
Government National Mortgage Association I,			
6%, 12/15/2008-4/15/2009	1,231,608		1,258,902
			13,898,416
Total Bonds and Notes			
(Cost $162,377,541)			**157,953,849**
Investment of Cash Collateral for Securities Loaned- 42.2%			
Registered Investment Company;			
Dreyfus Instituional Cash Advantage Plus Fund			
(cost $67,776,891)	67,776,891	d	**67,776,891**
Total Investment(Cost $230,154,432)	140.7%		**225,730,740**
Liabilities, Less Cash and Receivables	(40.7)%		**(65,343,730)**
Net Assets	100.0%		**160,387,010**

[a] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[b] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities*
  on loan is $65,843,717 and the total market value of the collateral held by the fund is $67,776,891.
[c] *Variable rate security--interest rate subject to periodic change.*
[d] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Mellon National Intermediate Municipal Bond Fund

Statement of Investments

November 30, 2005 (Unaudited)

Long-Term Municipal Investments--96.5%	Principal Amount ($)	Value ($)
Alabama--2.5%		
Alabama 5%, 6/1/2009	2,295,000	2,416,681
Alabama Public School and College		
Authority, Capital Improvement		
5.625%, 7/1/2013	3,000,000	3,247,980
Birmingham Special Care Facilities Financing Authority-		
Baptist Medical Centers, Revenue (Baptist Health		
Systems Inc.) 5%, 11/15/2015	5,260,000	5,392,236
Jefferson County, Limited Obligation School		
Warrants 5%, 1/1/2024	3,500,000	3,584,000
Montgomery BMC Special Care Facilities Financing		
Authority, Revenue (Baptist Health):		
0/5%, 11/15/2013 (Insured; MBIA)	1,365,000 a	1,297,678
0/5%, 11/15/2014 (Insured; MBIA)	2,500,000 a	2,373,075
Alaska--.2%		
Anchorage, Electric Utility Revenue		
8%, 12/1/2010 (Insured; MBIA)	1,000,000	1,194,240
Arizona--3.1%		
Arizona School Facilities Board,		
State School Improvement		
Revenue 5%, 7/1/2008	1,625,000	1,691,869
Maricopa County Unified School District:		
(Paradise Valley):		
6.35%, 7/1/2010		
(Insured; MBIA)	550,000	614,751
7%, 7/1/2011(Insured; MBIA)	1,905,000	2,222,163

(Scottsdale School)

6.60%, 7/1/2012	1,250,000	1,462,113

Phoenix:

6.25%, 7/1/2016	1,250,000	1,496,125

Phoenix Civic Improvement Corp.,
Transit Excise Tax Revenue

(Light Rail Project) 5% 7/1/2016 (Insured; AMBAC)	6,000,000	6,420,960

Phoenix Industrial Development
Authority, SFMR 6.60%, 12/1/2029

(Collateralized: FHLMC, FNMA and GNMA)	585,000	592,523

Salt River Project Agricultural
Improvement and Power District,
Electric System Revenue:

5%, 1/1/2010	1,000,000	1,057,210
5%, 1/1/2016	1,475,000	1,574,415
5%, 1/1/2017	1,000,000	1,063,850

Scottsdale Industrial Development Authority, HR

(Scottsdale Healthcare) 5.70%, 12/1/2021	1,000,000	1,070,000

Tucson 5%, 7/1/2012	1,265,000	1,358,395

University Medical Center Corp., HR

5.25%, 7/1/2016	2,310,000	2,438,898

California--20.6%

Agua Caliente Band, Cahuilla Indians Revenue:

4%, 7/1/2006	300,000	301,080
5.60%, 7/1/2013	1,815,000	1,887,618

Alameda Corridor Transportation Authority, Revenue
(Subordinated Lien) 0/5.25%, 10/1/2021

(Insured; AMBAC)	5,000,000 a	3,715,500

California:

5.75%, 3/1/2008	190,000	192,088
6.60%, 2/1/2009	510,000	556,879
5.75%, 3/1/2009 (Insured; FGIC)	80,000	80,904
5.50%, 6/1/2010	1,045,000 b	1,132,362

5%, 11/1/2011	655,000 b	705,939
5%, 11/1/2012	345,000	366,656
5%, 5/1/2018	30,000,000	31,766,400
5.50%, 6/1/2020	3,955,000	4,203,097
5.25%, 11/1/2026	10,500,000	11,080,230
5%, 2/1/2033	1,825,000	1,858,562
5.50%, 11/1/2033	3,900,000	4,197,063

California Department of Water Resources,
  Power Supply Revenue:

5.50%, 5/1/2008	4,000,000	4,190,760
5.375%, 5/1/2012 (Insured; AMBAC)	5,000,000 b	5,540,600

California Economic Recovery 5%, 7/1/2016	10,400,000	11,176,776

California Educational Facilities Authority:

(Pepperdine University) 5.75%, 9/15/2008	3,250,000 b	3,500,575
(Stanford University) 5%, 11/1/2011	3,000,000	3,242,790

California Housing Finance Agency, Home Mortgage

Revenue 5.65%, 8/1/2006 (Insured; MBIA)	655,000	661,740

California Infrastructure and Economic Development Bank,
  Revenue (Clean Water State Revolving Fund)

5%, 10/1/2017	2,500,000	2,659,950

California Municipal Finance Authority, SWDR
  (Waste Management Inc. Project)

4.10%, 9/1/2009	1,000,000	998,810

California Statewide Community Development Authority,
  Revenue:
    (Daughters of Charity Health)

5.25%, 7/1/2024	3,000,000	3,092,160
(Kaiser Permanente) 3.85%, 8/1/2006	1,250,000	1,252,200

Multi Family Housing:

(Archstone/Seascape) 5.25%, 6/1/2008	4,000,000	4,124,400
(Equity Residential) 5.20%, 6/15/2009	3,000,000	3,124,170

Foothill/Eastern Transportation Corridor Agency,			
Toll Road Revenue:			
0/5.80%, 1/15/2020 (Insured; MBIA)	1,505,000	a	1,385,187
0/5.875%, 1/15/2026 (Insured; MBIA)	8,000,000	a	7,268,640
Golden State Tobacco Securitization Corp.,			
Tobacco Settlement Revenue			
(Enhanced-Asset Backed):			
5.75%, 6/1/2008	6,755,000	b	7,140,778
5.75%, 6/1/2008	8,240,000	b	8,710,586
Kern High School District			
6.40%, 2/1/2012 (Insured; MBIA)	2,750,000		3,132,635
Los Angeles Department of Water and Power,			
Power Systems Revenue			
5.25%, 7/1/2011 (Insured; MBIA)	2,250,000		2,446,357
Los Angeles Unified School District			
5.75%, 7/1/2016 (Insured; MBIA)	2,000,000		2,291,200
Modesto Wastewater Treatment Facility, Revenue			
6%, 11/1/2009 (Insured; MBIA)	500,000		548,755
Oakland Joint Powers Financing Authority, LR			
(Oakland Convention Centers)			
5.50%, 10/1/2013 (Insured; AMBAC)	1,500,000		1,672,950
Sacramento Municipal Utility District, Electric Revenue:			
5.30%, 7/1/2012	1,145,000		1,204,059
5.25%, 5/15/2013 (Insured; FGIC)	3,530,000		3,886,848
San Francisco City and County Airports Commission,			
International Airport Revenue			
5.625%, 5/1/2006 (Insured; FGIC)	500,000		504,755
San Jose Redevelopment Agency, Tax Allocation			
(Merged Area Redevelopment):			
6%, 8/1/2009 (Insured; MBIA)	205,000		223,883
6%, 8/1/2009 (Insured; MBIA)	420,000		457,624
Santa Margarita-Dana Point Authority, Revenue			
7.25%, 8/1/2007 (Insured; MBIA)	500,000		532,320

Southern California Public Power Authority,			
Power Project Revenue (San Juan Unit 3):			
5.50%, 1/1/2013 (Insured; FSA)	3,010,000		3,347,873
5.50%, 1/1/2014 (Insured; FSA)	2,000,000		2,232,520
Westside Unified School District			
6%, 8/1/2014 (Insured; AMBAC)	385,000		454,616
Colorado--4.1%			
Colorado Department of Transportation,			
Transportation Revenue, RAN			
5.25%, 6/15/2010 (Insured; MBIA)	1,000,000		1,072,750
Colorado Educational and Cultural Facilities Authority,			
Revenue (Regis University Project)			
5%, 6/1/2022 (Insured; Radian)	1,825,000		1,872,012
Colorado Health Facilities Authority, Revenue			
(Vail Valley Medical Center Project)			
5%, 1/15/2020	1,250,000		1,277,962
Colorado Housing Finance Authority:			
6.75%, 4/1/2015	120,000		123,968
6.70%, 10/1/2016	75,000		75,837
7.15%, 10/1/2030 (Insured; FHA)	105,000		107,816
(Single Family Program):			
7.10%, 5/1/2015	25,000		25,344
6.05%, 10/1/2016	225,000		235,687
6.75%, 10/1/2021 (Insured; FHA)	340,000		348,133
7.55%, 11/1/2027	30,000		30,424
6.80%, 11/1/2028	55,000		55,663
E-470 Public Highway Authority, Revenue:			
0/5%, 9/1/2016 (Insured; MBIA)	3,565,000	a	2,869,469
0/5%, 9/1/2017 (Insured; MBIA)	3,500,000	a	2,816,240
Jefferson County School District			
6.50%, 12/15/2010 (Insured; MBIA)	1,500,000		1,702,455

Northwest Parkway Public Highway Authority:		
0/5.45%, 6/15/2017 (Insured; AMBAC)	7,690,000 a	6,411,230
0/5.55%, 6/15/2018 (Insured; FSA)	5,000,000 a	4,165,750
0/5.70%, 6/15/2021 (Insured; AMBAC)	7,345,000 a	6,128,227
University of Colorado, Enterprise System Revenue:		
5%, 6/1/2009	500,000	525,500
5.50%, 6/1/2010	500,000	541,280

Connecticut--.3%

Connecticut 5.25%, 6/1/2018 (Insured; AMBAC)	1,500,000	1,669,770
Connecticut Health and Educational Facilities Authority,		
Revenue (Yale University) 5.125%, 7/1/2027	300,000	312,381
Stamford 6.60%, 1/15/2007	500,000	518,370

Florida--4.2%

Florida Board of Education (Capital Outlay -		
Public Education) 5.50%, 6/1/2010	1,750,000 b	1,912,050
Florida Municipal Loan Council, Revenue		
5.75%, 11/1/2015 (Insured; MBIA)	520,000	572,780
Hillsborough County Aviation Authority, Revenue		
(Tampa International Airport):		
5.125%, 10/1/2020 (Insured; AMBAC)	3,540,000	3,773,498
5.125%, 10/1/2021 (Insured; AMBAC)	3,675,000	3,908,289
Hillsborough County Educational Facilities Authority		
(University of Tampa Project) 5.75%, 4/1/2018		
(Insured; Radian)	3,270,000	3,482,746
JEA, Saint Johns River Power Park System, Revenue		
5%, 10/1/2015	2,750,000	2,917,145
Key West Utility Board, Electric Revenue		
5.75%, 10/1/2006 (Insured; AMBAC)	1,000,000	1,020,530
Lee County, Airport Revenue		
5.875%, 10/1/2019 (Insured; FSA)	2,500,000	2,699,000

Miami-Dade County:			
Aviation Revenue, Miami International Airport			
(Hub of the Americas) 5%, 10/1/2010	3,000,000		3,122,550
Subordinate Special Obligation:			
0/5%, 10/1/2022 (Insured; MBIA)	2,000,000	a	1,403,200
0/5%, 10/1/2035 (Insured; MBIA)	1,500,000	a	1,286,715
Orlando and Orange County Expressway Authority,			
Expressway Revenue 5%, 7/1/2013			
(Insured; AMBAC)	4,710,000		5,087,365

Georgia--1.6%

Burke County Development Authority, PCR		
(Georgia Power Co. Plant Vogtle Project)		
4.75%, 5/1/2034 (Insured; FGIC)	1,595,000	1,593,708
Chatham County Hospital Authority		
(Memorial Health Medical Center)		
6.125%, 1/1/2024	2,480,000	2,704,663
Crisp County Development Authority, EIR		
(International Paper Co. Project)		
5.55%, 2/1/2015	1,000,000	1,040,730
Georgia:		
5.40%, 11/1/2010	1,000,000	1,087,740
5.75%, 9/1/2011	3,460,000	3,859,388
Georgia Municipal Electric Authority (Project One)		
6%, 1/1/2006	1,275,000	1,277,894

Illinois--3.4%

Chicago:		
Gas Supply Revenue		
(Peoples Gas, Light and Coke) 4.75%, 6/30/2014	1,000,000	1,029,870
SFMR 4.70%, 10/1/2017 (Collateralized: FNMA and GNMA)	165,000	166,066
Chicago Metropolitan Water Reclamation District		
(Chicago Capital Improvement)		
7.25%, 12/1/2012	8,500,000	10,316,195

Illinois Finance Authority, Gas Supply Revenue		
(People's Gas, Light and Coke Co.)		
4.30%, 6/1/2016 (Insured; AMBAC)	2,500,000	2,520,425
Illinois Health Facilities Authority, Revenue		
(Loyola University Health System)		
5.75%, 7/1/2011	2,500,000	2,682,050
Lake County Community Unitary School District		
(Waukegan) 5.625%, 12/1/2011 (Insured; FSA)	3,150,000	3,390,439
Regional Transportation Authority:		
7.75%, 6/1/2009 (Insured; FGIC)	1,000,000	1,136,840
7.75%, 6/1/2010 (Insured; FGIC)	1,620,000	1,895,918
7.75%, 6/1/2012 (Insured; FGIC)	1,890,000	2,320,240

Iowa--.4%

Muscatine, Electric Revenue		
5.50%, 1/1/2011 (Insured; AMBAC)	3,000,000	3,264,840

Kentucky--.6%

Kentucky Property and Buildings Commission, Revenue		
6%, 2/1/2010 (Insured; FSA)	2,000,000 b	2,192,940
Kentucky Turnpike Authority, EDR		
(Revitalization's Projects):		
6.50%, 7/1/2007 (Insured; AMBAC)	1,000,000	1,048,310
5.50%, 7/1/2012 (Insured; AMBAC)	1,250,000	1,380,788

Louisiana--.3%

Louisiana Public Facilities Authority, HR		
(Franciscan Missionaries of Our Lady Health		
System Project) 5%, 8/15/2033	2,445,000	2,447,616

Maine--.2%

Maine Municipal Bond Bank		
5.875%, 11/1/2009 (Insured; FSA)	1,660,000 b	1,820,854

Maryland--1.6%

Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins University) 5%, 7/1/2024	1,000,000		1,045,030
Maryland State and Local Facilities Loan (Second Series) 5%, 8/1/2015	10,000,000		10,784,500

Massachusetts--4.9%

Massachusetts, Consolidated Loan:			
5.75%, 9/1/2009	500,000	b	543,640
5.25%, 11/1/2012	3,000,000	b	3,255,180
5%, 8/1/2014	3,000,000	b	3,218,250
Massachusetts Bay Transportation Authority, Sales Tax Revenue 5.50%, 7/1/2016	7,750,000		8,712,938
Massachusetts Development Finance Agency, Revenue:			
(Boston University Issue)			
5%, 10/1/2035 (Insured; AMBAC)	2,000,000		2,061,800
(Combined Jewish Philanthropies) 4.75%, 2/1/2015	4,135,000		4,318,222
Massachusetts Housing Finance Agency, HR 5.125%, 12/1/2034	350,000		353,000
Massachusetts Municipal Wholesale Electric Co. Power Supply System Revenue (Project Number 6) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000		2,171,760
Massachusetts Port Authority, Revenue:			
6%, 1/1/2010	2,035,000	b	2,245,948
5.75%, 7/1/2010	1,325,000		1,437,691
Massachusetts School Building Authority, Dedicated Sales Tax 5%, 8/15/2017 (Insured; FSA)	4,000,000		4,290,680
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5.25%, 8/1/2017	2,500,000		2,720,200

Weston:

5.625%, 3/1/2010	650,000 b	710,574
5.625%, 3/1/2010	665,000 b	726,971

Michigan--1.2%

Fowlerville Community School District		
6.50%, 5/1/2006 (Insured; MBIA)	555,000	562,465
Michigan Hospital Finance Authority, Revenue		
(Genesys Regional Medical Hospital)		
5.50%, 10/1/2008	1,505,000	1,589,069
Michigan Municipal Bond Authority,		
State Revolving Fund Revenue:		
(Clean Water)		
5%, 10/1/2021	5,000,000	5,256,900
(Drinking Water)		
5.50%, 10/1/2015	1,000,000	1,127,000
Saint Johns Public Schools (School Bond Loan Fund)		
6.50%, 5/1/2006 (Insured; FGIC)	525,000	532,061

Minnesota--1.0%

Minneapolis (Special School District Number 1)		
5%, 2/1/2014 (Insured; FSA)	2,350,000	2,457,489
Minnesota Housing Finance Agency		
(Residential Housing) 2.35%, 12/11/2006	5,000,000	4,923,300

Mississippi--.9%

Mississippi Higher Education Assistance		
Corp., Student Loan Revenue		
6.05%, 9/1/2007	30,000	30,036
Mississippi Hospital Equipment and Facilities Authority,		
Revenue (Baptist Memorial Health Care)		
5%, 9/1/2024	5,845,000	5,869,257
Mississippi University Educational Building Corp., Revenue		
5.25%, 8/1/2016 (Insured; MBIA)	400,000	438,500

Missouri--.8%

Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) 5.50%, 7/1/2014	1,250,000		1,395,175

Missouri Highways and Transportation Commission, State Road Revenue:			
5.50%, 2/1/2010	2,000,000		2,157,200
5.50%, 2/1/2011	2,000,000		2,184,580

Nebraska--.3%

Municipal Energy Agency of Nebraska, Power Supply System 5%, 4/1/2025 (Insured; FSA)	2,000,000		2,080,660

Nevada--.3%

Humboldt County, PCR (Sierra Pacific) 6.55%, 10/1/2013 (Insured; AMBAC)	2,000,000		2,063,500

New Hampshire--.2%

Nashua, Capital Improvement 5.50%, 7/15/2018	560,000		611,330

New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,000,000		1,055,560

New Jersey--7.7%

Garden State Preservation Trust:			
(Open Space and Farmland Preservation):			
5.80%, 11/1/2018 (Insured; FSA)	5,000,000	c	5,718,900
5.80%, 11/1/2019 (Insured; FSA)	5,000,000	c	5,718,900
5.80%, 11/1/2023 (Insured; FSA)	5,000,000	c	5,733,850

Gloucester County Improvement Authority,

    Solid Waste Resource Recovery Revenue:

6.85%, 12/1/2009	4,000,000	4,400,280
7%, 12/1/2009	1,000,000	1,104,390
New Jersey 6%, 2/15/2011	1,000,000	1,110,890
New Jersey Economic Development Authority:		
Cigarette Tax Revenue:		
5%, 6/15/2013 (Insured; FGIC)	3,000,000	3,197,220
5.375%, 6/15/2015	4,400,000	4,701,180
5.50%, 6/15/2024	4,000,000	4,154,360
5.50%, 6/15/2031	1,000,000	1,027,040
School Facilities Construction Revenue		
5.25%, 6/15/2011 (Insured; AMBAC)	5,375,000 b	5,814,084
5%, 3/1/2017	2,000,000	2,116,780
5%, 3/1/2018	1,300,000	1,370,811
Transportation Sublease Revenue		
(New Jersey Transit Corp. Light Rail Transit System)		
5.875%, 5/1/2009 (Insured; FSA)	1,000,000 b	1,075,980
New Jersey Highway Authority, General Revenue		
(Garden State Parkway):		
5%, 1/1/2009 (Insured; FGIC)	1,060,000	1,109,417
5%, 1/1/2010 (Insured; FGIC)	1,110,000	1,173,936
New Jersey Transit Corp., COP:		
5.50%, 9/15/2009 (Insured; AMBAC)	5,000,000	5,336,900
6%, 9/15/2010 (Insured; AMBAC)	2,000,000 b	2,216,820

New Mexico--.4%

New Mexico Finance Authority, Revenue		
(Public Project Revolving Fund)		
5.25%, 6/1/2017 (Insured; AMBAC)	1,000,000	1,082,230
New Mexico Highway Commission, Tax Revenue		
6%, 6/15/2010	2,000,000 b	2,208,500

New York--7.9%

Greece Central School District:		
6%, 6/15/2010 (Insured; FGIC)	225,000	248,854
6%, 6/15/2011 (Insured; FGIC)	950,000	1,064,617
6%, 6/15/2012 (Insured; FGIC)	950,000	1,078,212
6%, 6/15/2013 (Insured; FGIC)	950,000	1,090,410
6%, 6/15/2014 (Insured; FGIC)	950,000	1,100,385
6%, 6/15/2015 (Insured; FGIC)	950,000	1,105,610
Long Island Power Authority, Electric System Revenue:		
5%, 6/1/2009	2,000,000	2,094,400
Metropolitan Transportation Authority:		
Commuter Facilities Revenue		
5.50%, 7/1/2011	1,000,000	1,063,230
Service Contract Revenue:		
5.50%, 7/1/2016	5,000,000	5,575,600
5.75%, 1/1/2018	1,500,000	1,699,485
Nassau County, General Improvement		
5.10%, 11/1/2013 (Insured; AMBAC)	3,000,000 b	3,153,150
New York City:		
7%, 8/1/2006	300,000	307,326
5.75%, 8/1/2007	265,000 b	278,054
5.50%, 8/1/2010 (Insured; XLCA)	2,000,000	2,165,640
5%, 8/1/2012	5,105,000	5,429,270
5.75%, 8/1/2012	280,000	292,284
5.75%, 8/1/2013	1,650,000	1,783,518
New York City Municipal Water Finance Authority,		
Water and Sewer Systems Revenue:		
5.75%, 6/15/2006 (Insured; MBIA)	440,000 b	450,507
5.75%, 6/15/2026 (Insured; MBIA)	815,000	834,128
New York City Transitional Finance Authority, Revenue:		
6.125%, 5/15/2010	825,000 b	922,903
6.125%, 5/15/2010	175,000 b	195,767
6.125%, 5/15/2010	2,000,000 b	2,237,340
5.50%, 11/1/2011	3,000,000	3,260,730

New York Counties Tobacco Trust IV,			
Tobacco Settlement Pass-Through:			
5%, 6/1/2042	1,000,000		916,510
5%, 6/1/2045	1,595,000		1,458,659
New York State Dormitory Authority, Revenue:			
(Consolidated City University System)			
5.75%, 7/1/2018 (Insured; FSA)	200,000		228,854
(FIT Student Housing)			
5.75%, 7/1/2006 (Insured; AMBAC)	130,000		131,894
New York State Power Authority, General Purpose Revenue			
7%, 1/1/2010	300,000	b	340,314
New York State Thruway Authority:			
(Highway and Bridge Trust Fund):			
5.50%, 4/1/2007 (Insured; FGIC)	500,000		514,670
6%, 4/1/2010 (Insured; FSA)	2,000,000	b	2,219,620
6%, 4/1/2010 (Insured; FSA)	1,000,000	b	1,109,810
5.50%, 4/1/2011 (Insured; FGIC)	1,000,000	b	1,102,530
New York State Urban Development Corp., Revenue			
(Correctional Capital Facilities)			
5%, 1/1/2011	5,000,000		5,266,700
Orange County 5.50%, 11/15/2007	250,000		260,777
Tobacco Settlement Financing Corp. of New York,			
Asset-Backed Revenue (State Contingency Contract Secured):			
5.50%, 6/1/2018 (Insured; MBIA)	2,000,000		2,172,080
5.50%, 6/1/2019	5,000,000		5,449,850
North Carolina--4.2%			
Charlotte 5%, 4/1/2013	1,000,000		1,084,140
Charlotte-Mecklenberg Hospital Authority,			
Health Care System Revenue 5.60%, 1/15/2011	1,000,000		1,022,620
Concord, COP 5.50%, 6/1/2011 (Insured; MBIA)	1,000,000		1,092,000
Durham County 5.50%, 4/1/2010	1,000,000		1,083,320

Guilford County, Public Improvement

5.10%, 10/1/2010 | 1,500,000 b | 1,631,565

Mecklenburg County:

5.50%, 4/1/2011 | 1,195,000 | 1,310,963

Public Improvement 4.75%, 4/1/2008 | 1,000,000 | 1,033,100

North Carolina:

5%, 2/1/2012 | 9,000,000 | 9,706,590

Public Improvement 5%, 3/1/2012 | 5,000,000 | 5,395,800

North Carolina Eastern Municipal Power Agency,

Power System Revenue 5.375%, 1/1/2016 | 1,500,000 | 1,596,135

Raleigh Durham Airport Authority, Revenue

5.25%, 11/1/2013 (Insured; FGIC) | 2,465,000 | 2,647,188

Wake County 5.75%, 2/1/2010 | 2,000,000 b | 2,210,800

Wake County Industrial Facilities and Pollution Control

Financing Authority, Revenue

(Carolina Power and Light Co.) 5.375%, 2/1/2017 | 1,000,000 | 1,060,600

Ohio--2.8%

Akron, Sewer Systems Revenue 6%, 12/1/2014

(Insured; AMBAC) | 500,000 | 549,600

Butler County Transportation Improvement District

6%, 4/1/2011 (Insured; FSA) | 1,000,000 | 1,074,590

Columbus 6%, 6/15/2008 | 3,000,000 | 3,194,130

Cuyahoga County, Revenue

(Cleveland Clinic Health System):

6%, 1/1/2015 | 2,265,000 | 2,522,757

6%, 1/1/2017 | 3,900,000 | 4,303,884

Erie County, Hospital Facilities Revenue

(Firelands Regional Medical Center) 4.50%, 8/15/2006 | 1,200,000 | 1,208,376

Ohio Building Authority:

(Juvenile Correction Facilities) 5.50%, 4/1/2014	3,295,000	3,582,621
(Sports Building Fund) 5.50%, 4/1/2014	1,945,000	2,114,779

Ohio Infrastructure Improvements

5.625%, 2/1/2009	1,000,000	1,065,710

Toledo - Lucas County Port Authority, Port
   Facilities Revenue (Cargill Inc. Project)

4.50%, 12/1/2015	900,000	913,554

Oklahoma--.2%

Oklahoma Capital Improvement Authority,
   State Highway Capital Improvement Revenue

5%, 6/1/2006 (Insured; MBIA)	1,200,000	1,210,836

Oklahoma Housing Finance Agency, SFMR

6.80%, 9/1/2016 (Collateralized; FNMA)	105,000	105,339

Oregon--.7%

Jackson County School District:

(Central Point) 5.75%, 6/15/2010 (Insured; FGIC)	2,265,000	b	2,478,544
(Eagle Point) 5.625%, 6/15/2011	1,500,000	b	1,649,760

Portland Urban Renewal and Redevelopment
   (Convention Center)

5.75%, 6/15/2018 (Insured; AMBAC)	1,150,000	1,260,228

Pennsylvania--4.2%

Allegheny County Hospital Development Authority,
   Revenue (University of Pittsburgh Medical Center)

5.25%, 6/15/2015	1,620,000	1,750,054

Chester County 5%, 11/15/2010	3,420,000	3,648,866

Pennsylvania, GO:

5%, 1/1/2016	10,000,000	c	10,827,300
5%, 1/1/2018	5,000,000	c	5,370,650

Pennsylvania Higher Educational Facilities Authority,
Health Services Revenue
(University of Pennsylvania) 5.35%, 1/1/2006 | 3,750,000 b | 3,794,212

Philadelphia School District 5%, 4/1/2017 (Insured; AMBAC) | 2,165,000 | 2,310,445

Scranton-Lackawanna Health and Welfare Authority,
Catholic Healthcare Revenue (Mercy Health)
5.10%, 1/1/2007 (Insured; MBIA) | 100,000 | 101,859

State Public School Building Authority, College Revenue
(Harrisburg Community College)
6.25%, 4/1/2008 (Insured; MBIA) | 795,000 | 845,888

Swarthmore Borough Authority, College Revenue:
5%, 9/15/2011 | 1,000,000 | 1,072,710
5%, 9/15/2012 | 1,400,000 | 1,508,598

Rhode Island--.1%

Rhode Island Health and Educational Building Corp.,
Higher Educational Revenue
(Providence College):
4.50%, 11/1/2017 (Insured; XLCA) | 795,000 | 806,885
5%, 11/1/2022 (Insured; XLCA) | 250,000 | 259,338

South Carolina--4.6%

Georgetown County School District, GO
5%, 3/1/2015 (Insured; FSA) | 5,000,000 | 5,366,000

Greenville County School District, Installment Purchase Revenue:
(Building Equity Sooner Tomorrow):
5.25%, 12/1/2010 | 10,000,000 | 10,680,800
5.25%, 12/1/2011 | 5,650,000 | 6,078,213
5.875%, 12/1/2012 | 3,000,000 b | 3,417,120
5.50%, 12/1/2018 | 3,000,000 | 3,316,260
5%, 12/1/2024 | 1,000,000 | 1,027,200

Newberry Investing in Children's Education, Installment Purchase Revenue
(School District of Newberry County, South Carolina Project)
5.25%, 12/1/2020 | 1,000,000 | 1,045,930

South Carolina Jobs-Economic Development Authority,		
Revenue:		
Economic Development (Waste Management of		
South Carolina Inc.) 3.30%, 11/1/2007	1,000,000	983,600
Hospital Facilities (Georgetown Memorial Hospital)		
5.25%, 2/1/2021 (Insured; Radian)	1,250,000	1,291,325
South Carolina School Facilities 5%, 1/1/2009	1,000,000	1,049,020

Tennessee--0.0%

Shelby County Health Educational and Housing		
Facilities Board, Revenue		
(Saint Judes Children's Research) 5%, 7/1/2009	200,000	207,262

Texas--2.4%

Austin Independent School District		
(Permanent School Fund Guaranteed)		
5.70%, 8/1/2011	1,530,000	1,553,960
Dallas Fort Worth, International Airport Revenue		
5.50%, 11/1/2031 (Insured; FGIC)	1,000,000	1,044,290
Harris County, Toll Road Revenue		
6%, 8/1/2009 (Insured; FGIC)	5,150,000	5,587,235
Laredo Independent School District		
(Permanent School Fund Guaranteed)		
6%, 8/1/2009	1,000,000 b	1,085,620
Lewisville Independent School District Building Bonds		
(Permanent School Fund Guaranteed):		
7.50%, 8/15/2006	650,000	669,630
7.50%, 8/15/2007	600,000	641,484
Mission Consolidated Independent School District		
(Permanent School Fund Guaranteed)		
5.875%, 2/15/2008	1,690,000 b	1,780,753
Red River Education Finance Corp., Education		
Revenue (The Hockaday School		
Project) 5%, 5/15/2004	1,980,000	2,043,221

San Antonio Electric and Gas Revenue		
General Improvement 5.90%, 2/1/2010	500,000 b	545,585
Texas Municipal Power Agency, Revenue		
4.40%, 9/1/2011 (Insured; FGIC)	2,750,000	2,780,388

Utah--.7%

Intermountain Power Agency, Power Supply Revenue:		
6%, 7/1/2008 (Insured; MBIA)	4,200,000	4,466,406
6.25%, 7/1/2009 (Insured; FSA)	750,000	818,520

Vermont--.7%

Burlington, Electric Revenue:		
6.25%, 7/1/2011 (Insured; MBIA)	2,000,000	2,264,340
6.25%, 7/1/2012 (Insured; MBIA)	2,500,000	2,867,150

Virginia--1.5%

Chesterfield County Industrial Development Authority, PCR		
5.875%, 6/1/2017	3,000,000	3,211,950
Louisa Industrial Development Authority, PCR		
(Virginia Electric and Power Co.)		
5.25%, 12/1/2008	3,000,000	3,077,340
Newport News Industrial Development Authority, Revenue		
(Advanced Shipbuilding Carrier) 5.50%, 9/1/2010	1,000,000	1,085,670
Richmond, GO Public Improvement		
5%, 7/15/2011 (Insured; FSA)	1,200,000	1,286,256
Virginia Commonwealth Transportation Board		
(Federal Highway Reimbursement Notes)		
5%, 9/27/2012	2,000,000	2,156,820

Washington--.4%

Seattle Municipal Light and Power, Revenue		
5.50%, 12/1/2010	1,000,000	1,081,050

Washington Public Power Supply System, Revenue
(Nuclear Project Number 1):

6%, 7/1/2006 (Insured; MBIA)	500,000	507,885
7%, 7/1/2008	380,000	413,824
7%, 7/1/2008	620,000	672,464

West Virginia--.6%

Monongalia County Building Commission, HR (Monongalia General Hospital) 5.25%, 7/1/2020	4,415,000	4,578,046

Wisconsin--.2%

Kenosha, Waterworks Revenue 5%, 12/1/2012 (Insured; FGIC)	750,000	795,495
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) 5.75%, 11/15/2007 (Insured; FSA)	500,000	521,735

U.S. Related--4.5%

Puerto Rico Commonwealth:

6%, 7/1/2008	1,500,000	1,575,015
6.25%, 7/1/2011 (Insured; MBIA)	950,000	1,078,127
5%, 7/1/2012	2,000,000	2,075,420
6.25%, 7/1/2013 (Insured; MBIA)	1,380,000	1,604,416
Public Improvement 5%, 7/1/2012	5,000,000 b	5,381,250

Puerto Rico Commonwealth Highway and Transportation
Authority, Transportation Revenue:

6.25%, 7/1/2009 (Insured; MBIA)	150,000	164,286
5.875%, 7/1/2010 (Insured; MBIA)	1,405,000 b	1,562,234
5.875%, 7/1/2010 (Insured; MBIA)	2,595,000 b	2,885,406

Puerto Rico Electric Power Authority, Power Revenue:

6.50%, 7/1/2006 (Insured; MBIA)	625,000	636,731
5.25%, 7/1/2015 (Insured; MBIA)	2,000,000	2,209,940
5%, 7/1/2017 (Insured; MBIA)	3,940,000	4,242,907
5.25%, 7/1/2029 (Insured; FSA)	2,000,000	2,129,840

Puerto Rico Public Buildings Authority,
Government Facility Revenue:

6.25%, 7/1/2010 (Insured; AMBAC)	750,000	837,165
5.50%, 7/1/2014	1,000,000	1,082,370
5.50%, 7/1/2015	1,000,000	1,082,800
5.50%, 7/1/2016	2,000,000	2,210,380
5.75%, 7/1/2017	1,945,000	2,199,212

University of Puerto Rico, University Revenue

6.25%, 6/1/2008 (Insured; MBIA)	750,000	802,133

Total Long-Term Municipal Investments
(cost $694,904,714)   **716,942,142**

Short-Term Municipal Investments--4.7%

Florida--.3%

Alachua County Health Facilities Authority,
Continuing Care Retirement Community, Revenue
(Oak Hammock at the University of Florida Project)

3% (LOC; BNP Paribas)	1,800,000 d	1,800,000

Jacksonville Health Facilities Authority, HR
(Genesis Rehabilitation Hospital Project)

3% (LOC; Bank of America)	700,000 d	700,000

Iowa--0.0%

Grinnell, HR
(Grinnell Regional Medical Center Project)

3.08% (LOC; U.S. Bancorp)	100,000 d	100,000

Massachusetts--.2%

Massachusetts, GO (Central Artery/Ted Williams Tunnel

Infrastructure Loan Act of 2000) 3% (LOC;	1,400,000 d	1,400,000
Landesbank Baden Wuerttemberg)		

Minnesota--.3%

Arden Hills, Health Care and Housing Revenue
    (Presbyterian Homes of Arden Hills, Inc. Project)
    3.05% (LOC; U.S. Bancorp)   2,000,000 d   2,000,000

Missouri--0.0%

Missouri Health and Educational Facilities
    Authority, Educational Facility Revenue
    (Southwest Baptist University Project)
    3.05% (LOC; Bank of America)   200,000 d   200,000

Pennsylvania--.5%

Allegheny County Hospital Development Authority, HR
    (Presbyterian-University Hospital)
    3.11% (LOC; JPMorgan Chase Bank)   1,335,000 d   1,335,000

Philadelphia Hospitals and Higher Education Facility Authority, HR
    (Children's Hospital of Philadelphia Project):
        2.98% (Insured; MBIA and LOC; Westdeutsche Landesbank)   700,000 d   700,000
        2.98% (Insured; MBIA)   1,600,000 d   1,600,000

Tennessee--.2%

Clarksville Public Building Authority, Pooled
    Financing Revenue (Tennessee Municipal
    Bond Fund) 3% (LOC; Bank of America)   1,600,000 d   1,600,000

Texas--1.4%

Southwest Higher Education Authority, Inc., Higher Education
    Revenue (Southern Methodist University Project)
    3% (LOC; Landesbank Hessen-Thurigen Girozentrale)   400,000 d   400,000

Texas, TRAN 4.50%, 8/31/2006   10,000,000   10,088,300

Washington--.9%

Washington Housing Finance Commission, Nonprofit Revenue
    (Wesley Homes Project)
    3.03% (LOC; Bank of America)   6,700,000 d   6,700,000

Wisconsin--.9%

Wisconsin Health and Educational Facilities Authority,
   Revenue:
      (Alverno College Project)
         3.05% (LOC; Allied Irish Banks)   100,000 d   100,000
      (ProHealth Care, Inc. Obligated Group)
         3% (Insured; AMBAC and
         LOC; JPMorgan Chase Bank)   6,400,000 d   6,400,000

Total Short-Term Municipal Investments
(cost $35,147,575) **35,123,300**

Total Investments (cost $730,052,289) **101.2%** **752,065,442**

Liabilities, Less Cash and Receivables **(1.2%)** **(8,605,320)**

Net Assets **100.0%** **743,460,122**

Statement Of Financial Futures

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 11/30/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	55	5,836,016	December 2005	89,375
U.S. Treasury Futures 10 Year Note	295	32,076,641	December 2005	618,259
U.S. Treasury Futures 30 Year Bond	205	23,017,656	December 2005	532,430
				1,240,064

Notes to Statements of Investments:

a Zero Coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.
b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c Purchased on a delayed delivery basis.
d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Mellon National Short Term Municipal Bond Fund
Statement of Investments
November 30, 2005 (Unaudited)

	Principal	
Long-Term Municipal Investments--97.3%	Amount ($)	Value ($)

Alabama--4.0%

Alabama 5.25%, 6/1/2007	1,205,000	1,240,102
Alabama Water Pollution Control Authority, Revolving Fund Loan 5%, 8/15/2007 (Insured; AMBAC)	1,000,000	1,027,630
Jefferson County:		
Limited Obligation School Warrants 5%, 1/1/2007	2,500,000	2,536,350
Sewer Revenue Capital Improvement Warrants 5.125%, 2/1/2009 (Insured; FGIC)	3,000,000 a	3,174,390

Arizona--1.6%

Maricopa County Community College District 6.50%, 7/1/2006	1,510,000 a	1,553,971
Tucson, Water System Revenue 6%, 7/1/2006 (Insured; MBIA)	1,500,000 a	1,539,360

California--8.2%

Agua Caliente Band of Cahuilla Indians, Revenue:		
4%, 7/1/2006	200,000	200,720
4.60%, 7/1/2008	800,000	805,712
California, Economic Recovery 5%, 7/1/2008	2,500,000	2,595,950
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2008	3,500,000	3,666,915
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 2%, 3/1/2006	2,000,000	1,991,720
California Statewide Communities Development Authority, Revenue (Kaiser Permanente):		
3.85%, 8/1/2006	1,000,000	1,001,760
2.625%, 5/1/2008	2,000,000	1,942,220

Del Mar Race Track Authority, Revenue		
5%, 8/15/2009	1,080,000	1,122,476
Santa Clara Transitional Authority, Sales Tax		
Revenue 4%, 10/2/2006	3,000,000	3,021,570

Colorado--.5%

Colorado Health Facilities Authority, Revenue		
(Evangelical Lutheran Hospital)		
3.75%, 6/1/2009	1,000,000	990,940

Connecticut--1.8%

Mashantucket Western Pequot Tribe		
6.50%, 9/1/2006	2,970,000 b	3,043,092
Mohegan Tribe of Indians, Gaming Authority, Priority		
Distribution Payment Public Improvement		
5%, 1/1/2008	500,000	513,910

Florida--6.1%

Escambia County Health Facilities Authority, Revenue		
(Ascension Health Credit):		
5%, 11/15/2006	1,000,000	1,015,700
5%, 11/15/2007	400,000	411,256
Florida Board of Education, Public		
Education 5.375%, 6/1/2008	1,000,000	1,039,220
Highlands County Health Facilities Authority,		
Hospital Revenue		
(Adventist Health System/Sunbelt Obligated Group):		
5%, 11/15/2007	500,000	513,355
5%, 11/15/2008	500,000	518,845
Orlando Utilities Commission, Water and Electric		
Revenue 5%, 10/1/2006	2,500,000	2,536,000
Palm Beach County School District, TAN		
4%, 9/28/2006	1,000,000	1,006,800
Pinellas County, Capital Improvement Revenue		
4.50%, 1/1/2006	4,000,000	4,004,480
Saint Johns County Industrial Development		
Authority, IDR (Professional Golf Hall		
of Fame Project) 5.875%, 9/1/2006		
(Insured; MBIA)	1,085,000 a	1,117,333

Georgia--.5%

Cobb County Development Authority , SWDR
(Georgia Waste Management Project) 3.65%, 4/1/2006   1,000,000   999,360

Illinois--1.5%

Chicago Transit Authority, Capital Grant Receipt Revenue
(Douglas Branch Reconstruction)
5%, 6/1/2007 (Insured; AMBAC)   2,000,000   2,003,120

Illinois (Sales Tax Revenue) 3.50%, 6/15/2006   1,000,000   1,001,530

Kansas--3.8%

Burlington, PCR (Kansas Gas and Electric Co. Project)
2.65%, 6/1/2006 (Insured; MBIA)   2,500,000   2,491,550

The Unified Government of Wyandotte County/ Kansas City
Tax Exempt Sales Tax Special Obligation Revenue
(Redevelopment Project Area B)
3.75%, 12/1/2012   5,000,000   5,012,250

Kentucky--1.6%

Kentucky Asset and Liability Commission,
General Fund Tax and RAN
4%, 6/28/2006   2,000,000   2,007,960

Kentucky Economic Development Finance Authority,
Health System Revenue (Norton Healthcare Inc.)
6.25%, 10/1/2012   1,000,000   1,081,110

Louisiana--1.0%

Jefferson Sales Tax District, Special Sales Tax Revenue
5%, 12/1/2005 (Insured; AMBAC)   900,000   900,045

Louisiana Local Government Environment
Facilities Community Development Authority,
Revenue (Kenner Road Project)
5%, 3/1/2006 (Insured; AMBAC)   1,050,000   1,054,326

Maryland--1.8%

Washington Suburban Sanitary District,
Sewage Disposal 5%, 6/1/2006   3,500,000   3,532,305

Massachusetts--5.0%

Marlborough, GO 4%, 6/15/2006	1,307,000	1,312,699

Massachusetts, Federal Highway Grant
   Anticipation Notes
   5.75%, 6/15/2012 (Insured; FSA)
	2,000,000	2,191,580

Massachusetts College Building Authority, Project Revenue 4%, 5/1/2006	535,000	536,589

Massachusetts Development Finance Agency, Revenue
   (Combined Jewish Philanthropies)
   3.50%, 2/1/2008
	1,435,000	1,432,460

Massachusetts Health and Educational Facilities Authority,
   Revenue:
      (Partners HealthCare System Issue)
         5.375%, 7/1/2017 (Insured; MBIA)
      (Springfield College) 4%, 10/15/2007
	
	1,000,000
	1,220,000
		
		1,036,070
		1,228,467

Massachusetts Housing Finance Agency,
   Housing Revenue
   4.20%, 12/1/2010
	2,075,000	2,077,033

Michigan--2.7%

Michigan, GO Notes 4.50%, 9/29/2006	1,000,000	1,009,980
Michigan Building Authority, Revenue (Facilities Program) 5.50%, 10/15/2006	1,250,000	1,275,050

Michigan Hospital Finance Authority, Revenue
   (Oakwood Obligated Group)
   5%, 11/1/2007
	1,000,000	1,026,050

Michigan Municipal Bond Authority, Revenue
   (Clean Water State Revolving Fund):
      4.50%, 10/1/2006
      5%, 10/1/2006
	
	1,000,000
	1,000,000
		
		1,010,560
		1,014,650

Minnesota--1.2%

Minnesota Housing Finance Authority, Residential Housing 2.35%, 12/1/2006	2,000,000	1,969,320
Willmar Independent School District Number 347 5.15%, 2/1/2006	400,000 a	401,360

Mississippi--1.5%

Mississippi, Highway Revenue, Four Lane Highway Program 5.25%, 6/1/2006	3,000,000	3,028,650

Montana--2.4%

Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue:		
5.75%, 5/15/2010 (Insured; MBIA)	350,000 a	388,391
5.75%, 5/15/2024 (Insured; MBIA)	3,900,000	4,290,117

Nevada--1.0%

Clark County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009	2,000,000	1,944,920

New Hampshire--1.0%

New Hampshire Business Finance Authority, SWDR (Waste Management Inc. Project) 3.625%, 5/1/2006	2,000,000	1,998,440

New Jersey--2.1%

New Jersey Economic Development Authority, Cigarette Tax Revenue 5.625%, 6/15/2017	2,000,000	2,052,760
New Jersey Transportation Trust Fund Authority 5%, 12/15/2006	1,000,000	1,016,430
University of Medicine and Dentistry, COP 6.75%, 12/1/2009 (Insured; MBIA)	1,050,000	1,053,108

New Mexico--.5%

Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) 5%, 8/15/2007' (Insured; AMBAC)	1,000,000	1,025,780

New York--6.8%

Long Island Power Authority, Electric System General Revenue 5%, 12/1/2005	2,000,000	2,000,100
Metropolitan Transportation Authority, Service Contract 5%, 1/1/2006	1,425,000	1,427,066
Municipal Assistance Corp. for the City of New York 5.25%, 7/1/2006	1,415,000	1,432,376

New York City:

5.25%, 11/15/2007	2,095,000	2,169,729
5.20%, 8/1/2009 (Insured; XLCA)	2,000,000	2,075,820

New York City Educational Construction Fund, Revenue

5%, 4/1/2007 (Insured; MBIA)	1,000,000	1,022,200

New York City Industrial Development Agency,
Special Facility Revenue
(Terminal One Group Association Project)

5%, 1/1/2007	1,000,000 c	1,013,310

New York City Transitional Finance Authority, Revenue

(New York City Recovery) 5%, 11/1/2006	1,250,000	1,270,287

New York State Dormitory Authority, Revenue
(Lutheran Medical Center)

4%, 8/1/2007 (Insured; MBIA)	1,000,000	1,009,980

North Carolina--4.0%

Charlotte, Water and Sewer System Revenue

5.75%, 6/1/2010	2,000,000 a	2,204,120

Fayetteville, Public Works Commission Revenue

3.375%, 1/15/2007 (Insured; FSA)	2,000,000	1,998,160

Guilford County 4%, 10/1/2007	2,000,000	2,020,440

North Carolina 5.10%, 6/1/2006	1,000,000 a	1,024,640

North Carolina Eastern Municipal Power Agency,

Power System Revenue 5%, 1/1/2007	655,000	664,904

Ohio--.5%

Ohio Higher Education Capital Facilities,

GO 5.25%, 2/1/2008	1,025,000	1,065,334

Pennsylvania--6.3%

Dauphin County General Authority, School Revenue

3.25%, 6/1/2006	2,000,000	1,996,520

Lehigh County Industrial Development Center,
PCR (Peoples Electric Utility Corp.)

3.125%, 11/1/2008 (Insured; AMBAC)	1,250,000	1,239,375

Pennsylvania

5.125%, 9/15/2006 (Insured; AMBAC)	1,175,000	1,192,507

Pennsylvania Higher Educational Facilities Authority,
    Revenue (University of Pennsylvania Health System):
        4%, 8/15/2006   1,000,000   1,003,320
        5%, 8/15/2007   1,000,000   1,021,610

Pennsylvania Industrial Development Authority, EDR
    7%, 7/1/2007 (Insured; AMBAC)   440,000   464,204

Philadelphia, Gas Works Revenue
    5%, 8/1/2007 (Insured; FSA)   1,555,000   1,596,550

Philadelphia Hospital and Higher Educational Facilities
    Authority, Revenue (Jefferson Health System)
    5.50%, 5/15/2007   1,495,000   1,535,843

Pittsburgh 5%, 9/1/2006 (Insured; MBIA)   2,500,000   2,531,375

Rhode Island--2.1%

Rhode Island, EDR, Department of Transportation
    5%, 6/15/2006   2,000,000   2,018,440

Rhode Island Depositors Economic Protection Corp.
    Special Obligation 6.40%, 8/1/2006 (Insured; FSA)   2,000,000   2,042,580

South Carolina--3.5%

Greenville County School District, Installment Purchase
    Revenue (Building Equity Sooner for Tomorrow)
    5%, 12/1/2007   1,000,000   1,028,630

School District Number 1 of Spartanburg County,
    GO, BAN 5.25%, 11/16/2006   2,000,000   2,036,220

South Carolina Jobs and Economic Development
    Authority, EDR (Waste Management of
    South Carolina Inc. Project)
    3.30%, 11/1/2007   4,000,000   3,934,400

Tennessee--2.5%

Humphreys Industrial Development Board, SWDR
    (E.I. Dupont Denemours and Co. Project)
    6.70%, 12/12/2005   2,000,000 a   2,021,900

Shelby County Health, Educational and Housing
    Facilities Board, Revenue (Baptist Memorial
    Healthcare) 4%, 9/1/2006   3,000,000   3,008,310

Texas--12.4%

Dallas Civic Center, Improvement 4.80%, 8/15/2011 (Insured; MBIA)	3,050,000	3,174,867
Grand Prairie Independent School District, Tax School Building (Permanent School Fund Guaranteed) 3.05%, 7/31/2007	3,000,000	2,983,740
Hays Consolidated Independent School District 5.375%, 8/15/2008	2,000,000 a	2,103,660
North Central Texas Health Facilities Development Corp., Health Resources System Revenue 4.70%, 2/15/2007 (Insured; MBIA)	1,400,000	1,420,972
North Texas Thruway Authority, Dallas North Thruway System Revenue 5%, 7/1/2008 (Insured; AMBAC)	750,000	777,660
San Antonio, Electric and Gas Systems Junior Lien Revenue 3.55%, 12/1/2027	2,000,000 c	1,999,120
Spring Independent School District, Schoolhouse 5%, 8/15/2006 (Insured; FSA and SBPA; Dexia Bank)	2,000,000	2,021,720
Tarrant Regional Water District, Water Revenue 4.50%, 3/1/2006 (Insured; FSA)	1,000,000	1,003,160
Texas A & M University, Financing System Revenues 5.625%, 5/15/2006 (Insured; AMBAC)	2,500,000 a	2,528,225
Texas Public Finance Authority 5.75%, 10/1/2006	4,000,000 a	4,085,480
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5%, 6/1/2007	2,500,000	2,560,050

Utah--1.6%

Jordan School District (Local School Board Program) 5.25%, 6/15/2007	3,000,000	3,087,150

Virginia--1.7%

Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	2,000,000	2,051,560
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project) 3.30%, 10/1/2008	1,400,000	1,384,642

Washington--1.1%

Washington Public Power Supply System, Revenue (Nuclear Project Number 3) 6%, 7/1/2007 (Insured; AMBAC)	2,050,000	2,132,677

Wyoming--1.0%

Uinta County, PCR (Amoco Project) 2.25%, 7/1/2007	2,000,000	1,951,880

U.S. Related--4.0%

Commonwealth of Puerto Rico, Public Improvement 5%, 7/1/2006	1,000,000	1,008,540
Puerto Rico Electric Authority, Power Revenue 4%, 7/1/2008	500,000	503,040
Puerto Rico Highway and Transportation Authority, Highway Revenue 5%, 7/1/2006	2,500,000	2,521,350
Puerto Rico Municipal Finance Agency 4%, 8/1/2006 (Insured; FSA)	1,355,000	1,361,965
Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 7/1/2007	2,500,000	2,525,000

Total Long-Term Municipal Investments
(cost $193,662,125)   **192,792,505**

Short-Term Municipal Investments--2.5%

Florida--.1%

Alachua County Health Facilities Authority, Continuing Care Retirement Community Revenue (Oak Hammock at The University of Florida Project) 3% (LOC; BNP Paribas)	300,000	d	300,000

Missouri--.6%

Missouri Development Finance Board, LR (Missouri Association of Municipal Utilities Lease Financing Program) 3.05% (LOC; U.S. Bank NA)	100,000	d	100,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Francis Medical Center) 3% (LOC; Bank of America)	1,000,000	d	1,000,000

Pennsylvania--.3%

The Hospitals and Higher Education Facilities Authority of Philadelphia, HR (The Children's Hospital of Philadelphia Project) 2.98% (Insured; MBIA and LOC; Westdeutsche Landesbank)	600,000	d	600,000

Texas--1.5%

Texas, TRAN 4.50%, 8/31/2006	3,000,000	3,026,490

Total Short-Term Municipal Investments (cost $5,032,820)		**5,026,490**
Total Investments (cost $198,694,945)	**99.8%**	**197,818,995**
Cash and Receivables (Net)	**.2%**	**386,840**
Net Assets	**100.0%**	**198,205,835**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, this security amounted to $3,043,092 or 1.5% of net assets.
c Purchased on a delayed delivery basis.
d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports filed with the Securities and Exchange Commission on Form N-CSR.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Statement of Investments

November 30, 2005 (Unaudited)

Long-Term Municipal Investments--99.3%	Principal Amount ($)	Value ($)
Alabama--.6%		
Jefferson County, Limited Obligation		
School Warrant 5.50%, 1/1/2021	3,500,000	3,764,355
Arizona--.2%		
University Medical Center Corp.,		
HR 5.25%, 7/1/2015	1,160,000	1,228,126
California--4.6%		
Agua Caliente Band Cahuilla Indians,		
Revenue 6%, 7/1/2018	1,500,000	1,612,260
Alameda Corridor Transportation Authority, Revenue		
0/5.25%, 10/1/2021 (Insured; AMBAC)	2,000,000 a	1,486,200
California:		
5.50%, 6/1/2010	415,000 b	449,694
5.25%, 11/1/2017	2,500,000	2,684,450
5%, 5/1/2019	5,000,000	5,274,500
5.50%, 6/1/2020	1,585,000	1,684,427
5.50%, 11/1/2033	6,300,000	6,779,871
Foothill/Eastern Transportation		
Corridor Agency, Toll Road Revenue:		
0/5.875%, 1/15/2027 (Insured; MBIA)	6,000,000 a	5,435,160
0/5.875%, 1/15/2029 (Insured; MBIA)	2,000,000 a	1,803,580
5.75%, 1/15/2040	2,000,000	2,042,740
Colorado--.6%		
Northwest Parkway Public Highway		
Authority, Senior Revenue		
0/5.70%, 6/15/2021 (Insured; AMBAC)	5,000,000 a	4,171,700
Florida--.2%		
Miami-Dade County, Subordinate Special Obligation		
0/5%, 10/1/2035	1,500,000 a	1,286,715
Georgia--.2%		
Burke County Development Authority, PCR		
(Georgia Power Co. Plant Vogtle Project)		
4.75%, 5/1/2034 (Insured; FGIC)	1,525,000	1,523,765

Illinois--.6%

Illinois Educational Facilities Authority (University of Chicago) 5.25%, 7/1/2011	1,960,000	2,063,214
Illinois Finance Authority, Revenue (Peoples Gas Light and Coke Co.) 4.30%, 6/1/2016 (Insured; AMBAC)	2,000,000	2,016,340

Kentucky--.3%

Kentucky Property and Buildings Commission, Revenue (Project Number 68) 5.75%, 10/1/2010	1,500,000	1,643,280

Massachusetts--.5%

Massachusetts Housing Finance Agency, Housing Revenue 5.125%, 12/1/2034	350,000	352,999
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5%, 8/1/2032	3,000,000	3,082,800

Michigan--.3%

Detroit City School District 5.25%, 5/1/2017 (Insured; FGIC)	2,000,000	2,197,460

Mississippi---.8%

Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health) 5%, 10/1/2008	5,000,000	5,162,350

Missouri--.1%

Missouri Housing Development Commission, SFMR 6.40%, 9/1/2029	690,000	704,683

New Hampshire--.2%

New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,015,000	1,071,393

New Jersey---2.2%

Garden State Preservation Trust		
(Open Space and Farmland):		
5.80%, 11/1/2019 (Insured; FSA)	4,805,000 c	5,495,863
5.80%, 11/1/2021 (Insured; FSA)	2,000,000 c	2,293,540
5.80%, 11/1/2023 (Insured; FSA)	2,000,000 c	2,293,540
New Jersey Economic Development		
Authority, Cigarette Tax Revenue		
5.75%, 6/15/2029	4,000,000	4,196,480

New York--1.4%

New York City Transitional		
Finance Authority, Revenue		
(Future Tax Secured)		
5.50%/14%, 11/1/2026	4,000,000 d	4,347,640
New York Counties Tobacco Trust IV,		
Tobacco Settlement Pass-Through		
5%, 6/1/2045	805,000	736,189
New York State Dormitory		
Authority, Revenue:		
(Mental Health Services Facilities):		
6%, 2/15/2007	20,000 b	21,022
6%, 8/15/2007	2,480,000	2,584,309
(School Program)		
5.25%, 7/1/2011	1,200,000	1,268,880

North Carolina--.5%

North Carolina Eastern Municipal		
Power Agency,		
Power System Revenue:		
5.30%, 1/1/2015	1,500,000	1,593,090
5.125%, 1/1/2023	1,500,000	1,539,345

Ohio--.9%

Cuyahoga County, Revenue		
(Cleveland Clinic Health System)		
6%, 1/1/2016	5,000,000	5,541,650

Pennsylvania--71.9%

Allegheny County Hospital		
Development Authority, Revenue:		
(Pittsburgh Mercy Health System)		
5.60%, 8/15/2006		
(Insured; AMBAC)	2,135,000	2,170,420

(University of Pittsburgh Medical Center):		
4.95%, 12/1/2007 (Insured; MBIA)	690,000	703,834
5.15%, 12/1/2009 (Insured; MBIA)	750,000	765,037
5%, 6/15/2014	9,720,000	10,303,200
Allegheny County Port Authority, Special Transportation Revenue:		
5.50%, 6/1/2008 (Insured; MBIA)	4,000,000	4,203,640
5.375%, 3/1/2011 (Insured, FGIC)	2,500,000	2,714,875
5.50%, 3/1/2014 (Insured; FGIC)	2,500,000	2,736,525
5.50%, 3/1/2016 (Insured; FGIC)	1,360,000	1,481,312
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2018 (Insured; MBIA)	2,560,000	2,731,264
Athens Area School District 4.75%, 4/15/2011 (Insured; FGIC)	1,740,000	1,839,371
Blair County:		
5.375%, 8/1/2015 (Insured; AMBAC)	1,880,000	2,089,169
5.375%, 8/1/2016 (Insured; AMBAC)	1,980,000	2,206,255
Carlisle Area School District 5%, 3/1/2012 (Insured; MBIA)	1,295,000	1,389,781
Central York School District:		
5%, 6/1/2012 (Insured; FGIC)	2,305,000	2,479,535
5.50%, 6/1/2014 (Insured; FGIC)	1,000,000	1,101,610
Chester County 5%, 8/15/2018	4,545,000	4,856,469
Coatesville Area School District 5.25%, 8/15/2019 (Insured; FSA)	8,000,000	8,664,480
Conestoga Valley School District:		
5%, 5/1/2010 (Insured; FGIC)	2,070,000	2,197,098
5%, 5/1/2011 (Insured; FGIC)	1,500,000	1,604,415
Conrad Weiser Area School District:		
5.20%, 12/15/2010 (Insured; MBIA)	1,000,000	1,010,390
5.25%, 12/15/2014 (Insured; MBIA)	3,890,000	3,931,390

Cumberland County Municipal Authority, College Revenue (Dickerson College):		
5.25%, 11/1/2008 (Insured; AMBAC)	1,000,000	1,051,600
5.25%, 11/1/2009 (Insured; AMBAC)	1,170,000	1,246,202
Delaware County Authority, College Revenue (Haverford College):		
5.875%, 11/15/2021	1,500,000	1,655,745
5.75%, 11/15/2025	3,000,000	3,281,670
Delaware County Regional Water Quality Control Authority, Sewer Revenue 4.75%, 5/1/2010 (Insured; FGIC)	1,945,000	2,044,681
Delaware River Joint Toll Bridge Commission, Bridge Revenue 5.25%, 7/1/2017 (Insured; MBIA)	1,485,000	1,629,684
Downingtown Area School District:		
5.25%, 2/1/2008	300,000	311,997
5.375%, 2/1/2009	5,020,000	5,315,578
Erie County 5.375%, 9/1/2016 (Insured; MBIA)	2,445,000	2,668,742
Exeter Township School District 5.15%, 5/15/2010	1,990,000	2,007,174
Fleetwood Area School District 5%, 4/1/2011 (Insured; FGIC)	1,500,000	1,603,305
Harrisburg Authority, Resource Recovery Facility Revenue 5%, 12/1/2013 (Insured; FSA)	4,000,000	4,269,640
Harrisburg Authority, School Revenue, (Harrisburg Project) 5%, 4/1/2010 (Insured; FGIC)	2,500,000	2,651,100
Hazleton Area School District 6.50%, 3/1/2008 (Insured; FSA)	1,300,000	1,387,243
Kennett Consolidated School District 5.50%, 2/15/2012 (Insured; FGIC)	1,310,000 b	1,441,563
Lancaster County Solid Waste Management Authority, RRR:		
5.25%, 12/15/2008 (Insured; AMBAC)	3,940,000	4,104,534

5.25%, 12/15/2009		
(Insured; AMBAC)	4,230,000	4,449,156
5.25%, 12/15/2010		
(Insured; AMBAC)	2,000,000	2,115,800
Lancaster County Vocational-		
Technical School Authority, LR:		
5.25%, 2/15/2009		
(Insured; FGIC)	1,000,000	1,055,110
5.25%, 2/15/2010		
(Insured; FGIC)	1,500,000	1,603,020
Lancaster Higher Education Authority,		
College Revenue		
(Franklin and Marshall College)		
5.25%, 4/15/2016	1,815,000	1,940,634
Lehigh County General Purpose Authority,		
Revenues (Good Shepherd Group)		
5.25%, 11/1/2014	3,255,000	3,395,160
Lehigh County Industrial Development Authority, PCR		
(Peoples Electric Utilities Corp. Project)		
4.75%, 2/15/2027 (Insured; FGIC)	2,000,000	2,016,940
Lower Merion School District		
5%, 5/15/2029	11,975,000	12,423,583
Montgomery County:		
5%, 9/15/2010	1,165,000	1,243,696
5%, 9/15/2011	2,155,000	2,318,694
Montgomery County Higher Education		
and Health Authority, HR		
(Abington Memorial Hospital)		
5%, 6/1/2007 (Insured; AMBAC)	2,940,000	3,009,531
Muhlenberg School District		
5.375%, 4/1/2015 (Insured; FGIC)	1,000,000	1,086,900
North Pennsylvania School District		
Authority, School Revenue		
(Montgomery and Bucks County)		
6.20%, 3/1/2007	860,000	873,063
North Wales Water Authority,		
Water Revenue 5.40%,		
12/1/2010 (Insured; FGIC)	1,000,000 b	1,000,060
Northampton County Higher		
Education Authority,		
Revenue (Lehigh University)		
5.50%, 11/15/2011	2,500,000	2,751,650

Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College)		
5.25%, 8/15/2007 (Insured; MBIA)	1,170,000	1,207,534
Northwestern Lehigh School District:		
5%, 3/15/2009 (Insured; FSA)	1,190,000	1,247,894
5%, 3/15/2010 (Insured; FSA)	1,245,000	1,319,625
Owen J. Roberts School District		
5.50%, 8/15/2018 (Insured; FSA)	1,440,000	1,573,416
Parkland School District:		
5.25%, 9/1/2011 (Insured; FGIC)	2,220,000	2,409,277
5.375%, 9/1/2014 (Insured; FGIC)	3,110,000	3,449,146
5.375%, 9/1/2016 (Insured; FGIC)	1,490,000	1,661,320
Penn Manor School District		
5.20%, 6/1/2012 (Insured; FGIC)	395,000	398,828
Pennsylvania:		
5.25%, 10/15/2009	10,000,000	10,652,100
6%, 1/15/2010	2,500,000 b	2,760,900
5.25%, 10/15/2010	10,000,000	10,776,700
5.25%, 2/1/2011	7,850,000	8,478,628
5%, 1/1/2015	11,195,000 c	12,106,945
5%, 1/1/2018	5,000,000 c	5,370,650
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project)		
4.70%, 11/1/2014	5,000,000	5,029,900
Pennsylvania Higher Educational Facilities Authority:		
College and University Revenue:		
(Allegheny College Project)		
6.10%, 11/1/2008		
(Insured; MBIA)	1,315,000	1,318,182
(Bryn Mawr College)		
5.25%, 12/1/2012		
(Insured; AMBAC)	3,000,000	3,282,630
(Drexel University):		
5.30%, 5/1/2007		
(Insured; MBIA)	875,000 b	916,151
5.50%, 5/1/2007		
(Insured; MBIA)	1,275,000	1,313,875
5.30%, 5/1/2010		
(Insured; MBIA)	3,035,000	3,173,396
(La Salle University)		
5.50%, 5/1/2034	2,250,000	2,322,293
(Lafayette College Project)		
6%, 5/1/2030	5,000,000	5,446,200

(State Systems)		
5.75%, 6/15/2010		
(Insured; AMBAC)	3,045,000	3,321,912
(State Systems Higher Education):		
5%, 6/15/2010		
(Insured; AMBAC)	2,785,000	2,957,419
5%, 6/15/2011		
(Insured; AMBAC)	2,935,000	3,137,897
(Temple University)		
5.25%, 4/1/2014 (Insured; MBIA)	2,500,000	2,622,275
(University of Scranton)		
5.75%, 11/1/2016		
(Insured; AMBAC)	1,690,000	1,856,752
(UPMC Health System):		
5%, 1/15/2010	1,630,000	1,700,286
5.125%, 1/15/2011	1,550,000	1,632,507
5.25%, 8/1/2012		
(Insured; FSA)	3,000,000	3,189,360
6%, 1/15/2022	2,500,000	2,709,375
Health Services		
(University of Pennsylvania):		
5.875%, 1/1/2006	2,000,000 b	2,024,460
5.60%, 11/15/2010 (Insured; MBIA)	2,000,000	2,157,320
Pennsylvania Housing Finance Agency:		
(Single Family Mortgage):		
5.35%, 10/1/2009	1,165,000	1,195,465
5.45%, 10/1/2010	3,025,000	3,131,298
5.50%, 10/1/2011	1,325,000	1,369,679
5.55%, 10/1/2012	325,000	326,865
Pennsylvania Industrial		
Development Authority, EDR:		
6%, 7/1/2008		
(Insured; AMBAC)	5,600,000	5,955,208
5.80%, 1/1/2009		
(Insured; AMBAC)	5,000,000	5,338,150
5.50%, 7/1/2012		
(Insured; AMBAC)	5,335,000	5,876,823
Pennsylvania State University		
5%, 3/1/2009	3,000,000	3,144,390
Pennsylvania Turnpike		
Commission, Turnpike Revenue:		
5%, 6/1/2009 (Insured; FGIC)	3,275,000	3,445,333
5%, 6/1/2011 (Insured; FGIC)	3,000,000	3,214,170
5.50%, 12/1/2011		
(Insured; FGIC)	2,510,000	2,766,823
5.50%, 12/1/2012		
(Insured; FGIC)	2,000,000	2,221,600
5.50%, 6/1/2015	1,500,000	1,646,040
5%, 12/1/2029 (Insured; AMBAC)	5,000,000	5,189,000

Perkiomen Valley School District:		
5.25%, 3/1/2013 (Insured; FSA)	1,230,000	1,319,212
5.25%, 3/1/2014 (Insured; FSA)	1,290,000	1,383,564
Philadelphia:		
5.25%, 3/15/2011		
(Insured; FSA)	3,500,000	3,709,475
5.25%, 3/15/2012		
(Insured; FSA)	235,000	249,065
5.25%, 3/15/2013		
(Insured; FSA)	2,000,000	2,119,700
5.25%, 3/15/2014		
(Insured; FSA)	1,000,000	1,059,850
Water and Wastewater Revenue:		
5.625%, 6/15/2009		
(Insured; AMBAC)	5,000,000	5,360,750
5.25%, 12/15/2012		
(Insured; AMBAC)	10,000,000	10,925,800
5.25%, 7/1/2018		
(Insured; FSA)	5,000,000	5,441,500
5%, 7/1/2023		
(Insured; FSA)	1,690,000	1,773,266
Philadelphia Authority for Industrial		
Development, Industrial and		
Commercial Revenue		
(Girard Estates Facilities Leasing		
Project) 5%, 5/15/2019	2,400,000	2,439,696
Philadelphia Hospital and Higher		
Education Facilities Authority,		
Revenue (Jefferson Health		
System) 5.50%, 5/15/2008	1,000,000	1,043,460
Philadelphia Parking Authority,		
Parking Revenue:		
5.25%, 2/1/2013		
(Insured; AMBAC)	1,935,000	2,047,733
5.25%, 2/1/2014		
(Insured; AMBAC)	2,040,000	2,158,850
Airport		
5.75%, 9/1/2009		
(Insured; AMBAC)	2,255,000	2,427,891
Philadelphia School District:		
5%, 10/1/2008 (Insured; MBIA)	10,000,000	10,421,800
5.25%, 4/1/2009 (Insured; MBIA)	2,500,000 b	2,643,375
5.75%, 2/1/2011 (Insured; FSA)	4,000,000	4,396,200
5.75%, 2/1/2011 (Insured; FSA)	3,000,000 b	3,304,290
5.50%, 2/1/2012 (Insured; FSA)	1,770,000 b	1,947,071
5.50%, 2/1/2012 (Insured; FSA)	1,310,000 b	1,441,052
5%, 4/1/2017 (Insured; AMBAC)	5,000,000	5,335,900

Pittsburgh School District:		
5.50%, 9/1/2016 (Insured; FSA)	4,000,000	4,492,000
5.50%, 9/1/2018 (Insured; FSA)	1,000,000	1,130,980
Saint Mary Hospital Authority,		
Health System Revenue		
(Catholic Health East)		
5%, 11/15/2021	1,000,000	1,029,450
Scranton-Lackawanna Health		
and Welfare Authority, Revenue:		
(Community Medical Center Project):		
5.50%, 7/1/2010		
(Insured; MBIA)	3,035,000	3,200,286
5.50%, 7/1/2011		
(Insured; MBIA)	3,195,000	3,369,000
(University of Scranton Project)		
5.50%, 11/1/2007		
(Insured; AMBAC)	3,040,000	3,162,846
Springfield School District		
(Delaware County):		
4.75%, 3/15/2010		
(Insured; FSA)	1,145,000	1,202,307
4.75%, 3/15/2011		
(Insured; FSA)	780,000	824,101
4.75%, 3/15/2012		
(Insured; FSA)	1,085,000	1,150,436
State Public School Building Authority,		
School Revenue:		
(Lease-Philadelphia School District Project)		
5%, 6/1/2029 (Insured; FSA)	5,000,000	5,143,250
(Tuscarora School District Project)		
5.25%, 4/1/2017 (Insured; FSA)	1,035,000	1,114,447
Susquehanna Area Regional Airport		
Authority, Airport System, Revenue:		
5.375%, 1/1/2018	6,000,000	6,103,920
5.50%, 1/1/2020		
(Insured; AMBAC)	4,370,000	4,663,839
5%, 1/1/2033		
(Insured; AMBAC)	2,400,000	2,456,664
Swarthmore Borough Authority,		
College Revenue:		
5.50%, 9/15/2011	17,500,000	19,197,325
5.25%, 9/15/2017	1,000,000	1,076,410
University Area Joint Authority,		
Sewer Revenue		
5%, 11/1/2011 (Insured; MBIA)	1,430,000	1,535,448

Upper Darby School District, GO:		
5%, 2/15/2010 (Insured; AMBAC)	1,100,000	1,164,878
5%, 5/1/2018 (Insured; FGIC)	2,870,000	3,061,974
5%, 5/1/2019 (Insured; FGIC)	3,000,000	3,188,610
Upper Merion Area School District		
5%, 2/15/2019 (Insured; MBIA)	1,165,000	1,235,366
Upper Saint Clair Township School		
District 5.20%, 7/15/2007	6,000,000 b	6,178,980
Wallenpaupack Area School District		
5.50%, 3/1/2008		
(Insured; FGIC)	2,090,000	2,186,704
Warwick School District, Lancaster		
County 5.25%, 2/15/2011		
(Insured; FGIC)	1,000,000	1,078,410
Wilson Area School District		
5%, 2/15/2011 (Insured; FGIC)	1,910,000	2,039,422
Wilson School District:		
5.375%, 5/15/2015		
(Insured; FSA)	1,785,000	1,942,187
5.375%, 5/15/2016		
(Insured; FSA)	1,500,000	1,628,520
Woodland Hills School District, GO		
5%, 9/1/2014 (Insured; FSA)	1,400,000	1,514,044
York County 5%, 6/1/2017		
(Insured; AMBAC)	1,100,000	1,167,760
York County Solid Waste and		
Refuse Authority, Solid Waste		
System Revenue		
5.50%, 12/1/2014 (Insured; FGIC)	1,000,000	1,117,920

South Carolina--.7%

Greenville County School District,		
Installment Purchase Revenue		
(Building Equity Sooner for Tomorrow):		
5.875%, 12/1/2012	2,000,000 b	2,278,080
5.50%, 12/1/2018	2,000,000	2,210,840

Texas--.3%

Cities of Dallas and Fort Worth,		
Dallas/Fort Worth International		
Airport Revenue,		
Improvement 5.50%,		
11/1/2031 (Insured; FGIC)	2,000,000	2,088,580

Virginia--1.9%

Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project) 4.875%, 2/1/2009	6,600,000	6,744,870
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	5,000,000	5,128,900

U.S. Related--10.3%

Commonwealth of Puerto Rico, Public Improvement: 5.50%, 7/1/2014 (Insured; MBIA)	7,500,000	8,405,925
5.50%, 7/1/2018 (Insured; FGIC)	9,545,000	10,853,333
Puerto Rico Electric Power Authority, Power Revenue: 5.25%, 7/1/2014 (Insured; MBIA)	7,875,000	8,683,368
5.50%, 7/1/2017 (Insured; MBIA)	6,000,000	6,818,820
5.25%, 7/1/2029 (Insured; FSA)	5,000,000	5,324,600
Puerto Rico Highway and Transportation Authority: Highway Revenue: Series Y, 6.25%, 7/1/2008 (Insured; MBIA)	1,295,000	1,387,748
Series Z, 6.25%, 7/1/2008 (Insured; MBIA)	1,000,000	1,071,620
5.50%, 7/1/2013 (Insured; FSA)	1,500,000	1,664,250
5.50%, 7/1/2013 (Insured; MBIA)	4,000,000	4,438,000
Transportation Revenue 5.25%, 7/1/2010	4,000,000	4,216,040
Puerto Rico Municipal Finance Agency: 5.50%, 8/1/2007	5,000,000	5,178,800
5.50%, 8/1/2009 (Insured; FSA)	7,090,000	7,598,708

Total Long-Term Municipal Investments

(cost $612,697,666)		**634,312,598**

Short-Term Municipal Investments--2.3%

Pennsylvania;

Lehigh County General Purpose Authority,
    HR (Lehigh Valley Hospital)
        2.93% (Insured; AMBAC)   1,700,000   e   1,700,000

Philadelphia Hospitals and Higher Education Facilities Authority,
    HR (Children's Hospital of Philadelphia Project):
        2.98% (Insured; MBIA)   4,700,000   e   4,700,000
        2.98% (Insured; MBIA)   500,000   e   500,000

South Fork Municipal Authority,
    HR (Conemaugh Health System Project)
        2.93% (Insured; MBIA)   7,700,000   e   7,700,000

Total Short-Term Municipal Investments
    (cost $14,600,000)   **14,600,000**

Total Investments (cost $627,297,666)   **101.6%**   **648,912,598**

Liabilities, Less Cash and Receivables   **(1.6%)**   **(10,457,154)**

Net Assets   **100.0%**   **638,455,444**

Notes to Financial Statements:

a   Zero Coupon until a specified date, at which time, the stated coupon becomes effective until maturity

b   These securities are prerefunded: the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Purchased on a delayed delivery basis.

d Subject to interest rate change on November 1, 2011.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Statement of Financial Futures

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 11/30/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	50	5,305,469	December 2005	81,250
U.S. Treasury Futures 10 Year Note	265	28,814,609	December 2005	555,386
U.S. Treasury Futures 30 Year Bond	185	20,772,031	December 2005	480,486
				1,117,122

Mellon Massachusetts Intermediate Municipal Bond Fund

Statement of Investments

November 30, 2005 (Unaudited)

Long-Term Municipal Investments--95.3%	Principal Amount ($)	Value ($)
Massachusetts--88.5%		
Amesbury, GO 5%, 9/15/2013 (Insured; MBIA)	1,420,000	1,538,598
Auburn 5.125%, 6/1/2020 (Insured; AMBAC)	1,225,000	1,311,375
Bellingham 5.375%, 3/1/2014 (Insured; AMBAC)	1,685,000	1,836,970
Boston 5.75%, 2/1/2010	2,000,000	2,178,080
Boston Economic Development and Industrial Corp., Public Parking Facility 4.50%, 6/1/2010	3,000,000	3,102,480
Boston Water and Sewer Commission, Revenue:		
9.25%, 1/1/2011	100,000	123,462
5%, 11/1/2019	2,170,000	2,307,101
5%, 11/1/2023	3,920,000	4,119,881
Brockton (Municipal Purpose Loan)		
5%, 6/1/2019 (Insured; AMBAC)	1,430,000	1,520,605
Burlington:		
5.25%, 2/1/2012	200,000	218,216
5.25%, 2/1/2013	250,000	274,457
Cambridge (Municipal Purpose Loan):		
5%, 12/15/2011	510,000	551,560
4%, 1/1/2014	1,000,000	1,016,920
Cohasset:		
5%, 6/15/2022	895,000	942,972
5%, 6/15/2023	895,000	940,359
Easton 6%, 9/15/2006	105,000	105,838
Everett:		
6.125%, 12/15/2009 (Insured; MBIA)	1,000,000 a	1,109,000
5.375%, 12/15/2017 (Insured; FGIC)	1,250,000	1,380,800
Hingham (Municipal Purpose Loan) 5.375%, 4/1/2017	1,645,000	1,782,357
Holden (Municipal Purpose Loan)		
6%, 3/1/2014 (Insured; FGIC)	1,000,000	1,105,050
Hopedale:		
4%, 11/15/2013 (Insured; AMBAC)	250,000	253,917
5%, 11/15/2019 (Insured; AMBAC)	650,000	695,500
Lynn 5.25%, 2/15/2008 (Insured; MBIA)	1,500,000	1,561,560

Lynnfield (Municipal Purpose Loan):			
5%, 7/1/2020		505,000	535,159
5%, 7/1/2021		525,000	555,187
5%, 7/1/2022		585,000	616,912
5%, 7/1/2023		585,000	615,619
Mansfield 5%, 8/15/2017 (Insured; AMBAC)		1,395,000	1,498,690
Marblehead:			
5%, 8/15/2018		1,440,000	1,536,739
5%, 8/15/2022		1,750,000	1,846,547
Mashpee 5.625%, 11/15/2010 (Insured; FGIC)		500,000 a	553,990
Massachusetts:			
6.50%, 8/1/2008		600,000	644,586
Zero Coupon, 12/1/2012 (Insured; XLCA)		1,770,000	1,904,414
Consolidated Loan:			
5.75%, 6/1/2010		5,000,000 a	5,445,800
5.50%, 3/1/2012 (Insured; FSA)		2,000,000 a	2,187,760
5%, 8/1/2012 (Insured; MBIA)		420,000 a	448,711
5%, 8/1/2012 (Insured; MBIA)		1,580,000 a	1,700,522
5.25%, 11/1/2012		2,000,000 a	2,170,120
5.25%, 1/1/2013 (Insured; FSA)		1,300,000 a	1,411,475
5.25%, 10/1/2013		2,500,000 a	2,723,225
5%, 3/1/2022		1,800,000	1,888,920
5%, 3/1/2025		1,500,000	1,565,970
Federal Highway:			
5.50%, 12/15/2009		5,000,000	5,369,250
5.75%, 6/15/2010		2,000,000	2,182,760
5.75%, 6/15/2012 (Insured; FSA)		2,500,000	2,739,475
(Grant Anticipation Notes) 5.125%, 6/15/2015			
(Insured; MBIA)		1,500,000	1,581,315
Special Obligation Revenue:			
5.375%, 6/1/2011		6,350,000	6,898,196
5.50%, 6/1/2013		1,000,000	1,108,150
5.25%, 1/1/2014 (Insured; FGIC)		2,405,000 a	2,627,366
Massachusetts Bay Transportation Authority:			
Assessment Revenue:			
5.75%, 7/1/2010		1,835,000 a	2,009,692
5.75%, 7/1/2011		165,000	179,723
5.25%, 7/1/2014		1,045,000 a	1,150,670
5.25%, 7/1/2014		1,000,000 a	1,101,120
General Transportation System:			
5.50%, 3/1/2009 (Insured; FGIC)		2,000,000	2,125,520
5.25%, 3/1/2015 (Insured; FGIC)		1,000,000	1,096,460
Sales Tax Revenue:			
5.50%, 7/1/2016		2,500,000	2,810,625
5.25%, 7/1/2021		2,000,000	2,227,400

Massachusetts Development Finance Agency, Revenue:		
(Boston University Issue) 5%, 10/1/2035 (Insured; AMBAC)	2,000,000	2,061,800
(College of Pharmacy and Allied Health):		
5%, 7/1/2024 (Insured; Assured Guaranty)	2,750,000	2,823,645
5%, 7/1/2027 (Insured; Assured Guaranty)	1,000,000	1,019,030
5%, 7/1/2035 (Insured; Assured Guaranty)	2,000,000	2,024,220
(Combined Jewish Philanthropies) 5.25%, 2/1/2022	1,000,000	1,073,190
Education (Belmont Hill School) 5%, 9/1/2015	500,000	524,080
Higher Education (Smith College)		
5.75%, 7/1/2010	1,000,000 a	1,103,740
(Massachusetts College of Pharmacy):		
6%, 7/1/2008	310,000	326,480
6.40%, 1/1/2010	370,000 a	413,945
6.50%, 1/1/2010	395,000 a	443,407
6.30%, 7/1/2010	350,000	390,246
6.375%, 7/1/2023	1,000,000	1,116,560
(Milton Academy) 5%, 9/1/2019	1,000,000	1,061,450
Resource Recovery (Waste Management, Inc.)		
6.90%, 12/1/2009	1,000,000	1,096,870
Solid Waste Disposal (Waste Management, Inc.)		
5.45%, 6/1/2014	1,000,000	1,060,850
(Suffolk University) 5.85%, 7/1/2009	1,000,000 a	1,084,570
Massachusetts Education Loan Authority,		
Education Loan Revenue 6.20%, 7/1/2013 (Insured; AMBAC)	295,000	295,737
Massachusetts Educational Financing Authority,		
Education Loan Revenue 4.70%, 1/1/2010 (Insured; AMBAC)	715,000	719,883
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Boston College) 5.125%, 6/1/2037	2,000,000	2,065,860
(Dartmouth-Hitchcock) 5.125%, 8/1/2022 (Insured; FSA)	2,000,000	2,123,600
(Jordan Hospital) 5%, 10/1/2010	500,000	504,925
(Northeastern University) 5.50%, 10/1/2009 (Insured; MBIA)	420,000	450,589
(Partners Healthcare Systems):		
5.25%, 7/1/2013	1,595,000	1,675,324
5%, 7/1/2014	1,300,000	1,390,714
5%, 7/1/2016	1,045,000	1,098,797
5.125%, 7/1/2019	1,000,000	1,034,350
(Tufts University):		
5.50%, 8/15/2014	1,000,000	1,117,120
5.50%, 2/15/2036	1,000,000	1,069,830
(UMass Memorial Issue):		
5.25%, 7/1/2025	2,000,000	2,056,800
5%, 7/1/2033	1,000,000	990,350
(Wellesley College) 5%, 7/1/2024	1,000,000	1,048,360
(Winchester Hospital) 6.75%, 7/1/2010	1,600,000 a	1,802,064
Massachusetts Housing Finance Agency:		
Housing:		
4.20%, 12/1/2010	4,000,000	4,003,920
5%, 12/1/2026	1,165,000	1,176,650
5.125%, 12/1/2034	200,000	201,714
SFHR 6%, 6/1/2014 (Insured; MBIA)	370,000	373,711

Massachusetts Industrial Finance Agency, Revenue:		
(Babson College) 5.75%, 10/1/2007 (Insured; MBIA)	555,000	578,754
(College of The Holy Cross)		
5.50%, 3/1/2007 (Insured; MBIA)	1,145,000	1,173,934
(Concord Academy):		
5.45%, 9/1/2017	500,000	519,910
5.50%, 9/1/2027	1,250,000	1,292,850
Electric Utility (Nantucket Electric Co.)		
6.75%, 7/1/2006 (Insured; AMBAC)	1,400,000	1,427,384
(Saint John's School, Inc.) 5.70%, 6/1/2018	1,000,000	1,044,980
(The Tabor Academy) 5.40%, 12/1/2028	500,000	511,485
(Tufts University):		
5.50%, 2/15/2007 (Insured; MBIA)	710,000	728,446
5.50%, 2/15/2011 (Insured; MBIA)	500,000	545,915
(Wentworth Institute of Technology) 5.55%, 10/1/2013	500,000	525,695
(Worcester Polytechnic) 5.35%, 9/1/2006 (Insured; MBIA)	850,000	863,235
Massachusetts Municipal Wholesale Electric Co.,		
Power Supply System Revenue:		
(Nuclear Project Number 4) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000	2,171,760
(Nuclear Project Number 5) 5%, 7/1/2011 (Insured; MBIA)	120,000	128,022
Massachusetts Port Authority, Revenue:		
6%, 1/1/2010	2,500,000 a	2,759,150
5.75%, 7/1/2011	3,500,000	3,841,390
5.50%, 7/1/2014 (Insured; FSA)	1,265,000	1,341,570
Massachusetts School Building Authority,		
Dedicated Sales Tax:		
5%, 8/15/2015 (Insured; FSA)	1,900,000	2,053,577
5%, 8/15/2017 (Insured; FSA)	4,000,000	4,290,680
5%, 8/15/2018 (Insured; FSA)	1,100,000	1,175,383
Massachusetts Water Pollution Abatement Trust:		
(Pooled Loan Program):		
5.25%, 2/1/2009	500,000	527,730
5.625%, 8/1/2010	975,000 a	1,072,003
5.25%, 8/1/2011	335,000 a	360,165
5%, 8/1/2012	3,910,000 a	4,177,288
5.625%, 8/1/2013	25,000	27,328
5.25%, 2/1/2014	965,000	1,037,443
5.50%, 8/1/2014	30,000	32,313
5.25%, 8/1/2017	1,500,000	1,632,120
5%, 8/1/2018	75,000	79,295
5%, 8/1/2032	2,000,000	2,055,200
Water Pollution Abatement Revenue:		
(New Bedford Loan Program) 5.25%, 2/1/2012	500,000	542,660
(South Essex Sewer District Loan Program) 6.375%, 2/1/2015	195,000	196,010
Massachusetts Water Resource Authority:		
5.30%, 11/1/2006 (Insured; FGIC)	1,000,000 a	1,028,240
Series B, 5.50%, 8/1/2011 (Insured; FSA)	1,100,000	1,206,260
Series D, 5.50%, 8/1/2011 (Insured; MBIA)	1,000,000	1,096,600
6%, 8/1/2014 (Insured; MBIA)	1,000,000	1,154,910
5.25%, 8/1/2018 (Insured; FSA)	500,000	554,520
5.25%, 8/1/2019 (Insured; MBIA)	1,500,000	1,654,965
5.25%, 8/1/2021 (Insured; MBIA)	1,000,000	1,099,420

Mendon Upton Regional School District			
6%, 6/1/2007 (Insured; FGIC)		600,000	624,030
Middleborough, GO:			
5%, 12/15/2016		1,000,000 b	1,090,870
5%, 12/15/2018		1,275,000 b	1,379,002
Milton School:			
5%, 3/1/2023		500,000	524,310
5%, 3/1/2024		500,000	523,150
5%, 3/1/2025		500,000	522,375
Northampton 5.125%, 10/15/2016 (Insured; MBIA)		1,985,000	2,171,332
Northbridge 5.25%, 2/15/2017 (Insured; AMBAC)		1,000,000	1,082,470
Pittsfield:			
5%, 4/15/2012 (Insured; MBIA)		1,000,000	1,076,010
5.50%, 4/15/2014 (Insured; MBIA)		500,000	554,660
Quabbin Regional School District			
6%, 6/15/2008 (Insured; AMBAC)		780,000	830,872
Randolph:			
5%, 9/1/2017 (Insured; AMBAC)		1,045,000	1,126,447
5%, 9/1/2024 (Insured; AMBAC)		490,000	517,656
Sandwich, GO:			
5.75%, 8/15/2010 (Insured; MBIA)		1,050,000 a	1,160,586
5%, 7/15/2015 (Insured; MBIA)		1,060,000	1,150,471
Somerville 6%, 2/15/2007 (Insured; FSA)		775,000	800,195
Springfield 5.50%, 8/1/2014 (Insured; FGIC)		1,500,000	1,654,230
University of Massachusetts Building Authority,			
Project Revenue 5.50%, 11/1/2010 (Insured; AMBAC)		1,000,000 a	1,088,600
Uxbridge (Municipal Purpose Loan)			
6.125%, 11/15/2007 (Insured; MBIA)		525,000	553,198
Westfield 6.50%, 5/1/2010 (Insured; FGIC)		735,000 a	830,778
Woburn, BAN 4.50%, 10/6/2006		2,500,000	2,525,950
Worcester:			
5.625%, 8/15/2010 (Insured; FGIC)		1,000,000 a	1,099,940
5.25%, 8/15/2017 (Insured; MBIA)		1,000,000	1,099,340
(Municipal Purpose Loan)			
6.25%, 7/1/2010 (Insured; MBIA)		755,000	840,715

U.S. Related--6.8%

Guam Economic Development Authority:			
0/5.15%, 5/15/2011		250,000 c	227,982
0/5.20%, 5/15/2012		300,000 c	272,994
0/5.20%, 5/15/2013		1,175,000 c	1,062,811

Puerto Rico Commonwealth:		
6%, 7/1/2008	2,500,000	2,625,025
6.25%, 7/1/2011 (Insured; MBIA)	1,050,000	1,191,614
Public Improvement:		
5.50%, 7/1/2014 (Insured; MBIA)	500,000	560,395
5.50%, 7/1/2015 (Insured; FSA)	1,350,000	1,518,453
Puerto Rico Commonwealth Highway and		
Transportation Authority:		
Highway Revenue 6.25%, 7/1/2009 (Insured; MBIA)	1,000,000	1,095,240
Transportation Revenue:		
5.25%, 7/1/2015 (Insured; FGIC)	1,905,000	2,082,222
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,709,450
Puerto Rico Electric Power Authority, Power Revenue:		
5%, 7/1/2009	500,000	518,900
5%, 7/1/2017 (Insured; MBIA)	1,000,000	1,076,880
Puerto Rico Public Buildings Authority, Revenue		
(Guaranteed Government Facilities)		
4%, 7/1/2007 (Insured; MBIA)	1,050,000	1,060,721
Total Long-Term Municipal Investments (cost $220,569,857)		**225,197,971**

Short-Term Municipal Investments--4.3%

Massachusetts;

Massachusetts, GO (Central Artery/Ted Williams Tunnel		
Infrastructure Loan Act):		
3%	2,900,000 d	2,900,000
3%	800,000 d	800,000
Massachusetts Health and Educational Facilities Authority:		
(Capital Asset Program Issue)		
3.01% (LOC; Bank Of America)	2,000,000 d	2,000,000
(Amherst College Issue)		
2.89%	200,000 d	200,000
North Andover, BAN 3.94%, 10/5/2006	4,250,000	4,276,520
Total Short-Term Municipal Investments (cost $10,184,865)		**10,176,520**
Total Investments (cost $230,754,722)	**99.6%**	**235,374,491**
Cash and Receivables (Net)	**.4%**	**1,038,454**
Net Assets	**100.0%**	**236,412,945**

Statement Of Financial Futures

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 11/30/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	20	2,122,188	December 2005	32,500
U.S. Treasury Futures 10 Year Note	90	9,786,094	December 2005	188,622
U.S. Treasury Futures 30 Year Bond	60	6,736,875	December 2005	155,833
				376,955

See notes to financial statements:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Purchased on a delayed delivery basis.
c Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity
d Securities payable on demand. Variable interest rate--subject to periodic change

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

MELLON BALANCED FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--43.8%	Shares		Value ($)
Consumer Cyclical--4.2%			
Aeropostale	17,500	a	435,225
Bed Bath & Beyond	22,760	a	970,942
Chico's FAS	26,420	a	1,165,386
Coach	13,800	a	475,134
Coldwater Creek	13,990	a	439,286
Home Depot	15,840		661,795
McDonald's	28,130		952,201
Nordstrom	41,880		1,544,534
Outback Steakhouse	9,300		374,604
Starbucks	55,300	a	1,683,885
Starwood Hotels & Resorts Worldwide	20,180		1,220,890
Target	21,640		1,157,956
Wal-Mart Stores	44,760		2,173,546
Walgreen	35,370		1,615,702
			14,871,086
Consumer Staples--3.4%			
Altria Group	27,400		1,994,446
Archer-Daniels-Midland	29,660		699,086
Coca-Cola	14,760		630,104
Fortune Brands	9,440		735,942
General Mills	28,560		1,357,457
Kimberly-Clark	12,730		750,816
PepsiCo	37,500		2,220,000
Procter & Gamble	62,295		3,562,651
			11,950,502
Energy--4.2%			
Amerada Hess	11,470		1,405,304
Apache	19,150		1,250,112
ConocoPhillips	37,920		2,294,539
Devon Energy	20,838		1,254,448
Exxon Mobil	78,450		4,552,454
Occidental Petroleum	24,860		1,971,398
Suncor Energy	16,930		963,148
XTO Energy	35,756		1,454,912
			15,146,315
Health Care--5.7%			
Abbott Laboratories	34,130		1,287,042
Aetna	13,980		1,293,010
Amgen	31,310	a	2,533,918
Boston Scientific	56,290	a	1,490,559
HCA	15,400		785,246
Johnson & Johnson	33,030		2,039,603
Kinetic Concepts	9,300	a	362,235
Medtronic	26,320		1,462,602
Novartis, ADR	21,550		1,129,220
Pfizer	130,323		2,762,848
Sanofi-Aventis, ADR	17,800		715,738
UnitedHealth Group	53,800		3,220,468

Wyeth	31,140	1,294,178
		20,376,667
Interest Sensitive--9.6%		
Allstate	16,910	948,651
American Express	13,620	700,340
American International Group	52,596	3,531,295
Bear Stearns Cos.	7,330	813,557
Capital One Financial	20,050	1,665,353
Citigroup	53,106	2,578,296
Commerce Bancorp/NJ	12,500	421,125
Fannie Mae	17,120	822,616
Freddie Mac	22,770	1,421,987
General Electric	115,460	4,124,231
Goldman Sachs Group	15,210	1,961,482
JPMorgan Chase & Co.	86,172	3,296,079
Lehman Brothers Holdings	11,330	1,427,580
MBNA	34,920	934,808
Morgan Stanley	14,280	800,108
PNC Financial Services Group	16,710	1,065,597
Radian Group	7,070	399,879
Simon Property Group	12,560	971,014
St. Paul Travelers Cos.	44,290	2,060,814
US Bancorp	40,586	1,228,944
Wachovia	15,867	847,298
Wells Fargo & Co.	35,080	2,204,778
		34,225,832
Producer Goods--4.7%		
Air Products & Chemicals	16,680	986,956
Caterpillar	23,680	1,368,230
Cia Vale do Rio Doce, ADR	23,720	1,028,499
Cooper Industries, Cl. A	9,390	683,029
Freeport-McMoRan Copper & Gold, Cl. B	30,190	1,573,201
General Dynamics	7,190	821,817
Goodrich	7,900	304,308
Honeywell International	26,970	985,484
Inco	29,510 [a]	1,298,145
Ingersoll-Rand, Cl. A	20,800	824,304
ITT Industries	7,330	797,211
L-3 Communications Holdings	8,160	607,920
Pentair	18,720	715,104
PPG Industries	13,530	821,677
3M	12,650	992,772
Tyco International	45,670	1,302,508
United Technologies	30,220	1,627,045
		16,738,210
Retail-Computers & Electronics--.2%		
Best Buy	14,700	**709,128**
Scientific Instruments--.2%		
Fisher Scientific International	10,100 [a]	**651,248**
Services--2.2%		
Allied Waste Industries	47,900 [a]	402,839
Cendant	60,220	1,070,109
McGraw-Hill Cos.	31,080	1,648,794
News, Cl. B	82,690	1,293,272
Sprint Nextel	80,116	2,006,105

Time Warner	79,590	1,431,028
		7,852,147

Technology--7.5%

ACCO Brands	1	[a]	23
Amdocs	29,110	[a]	769,377
Apple Computer	13,200	[a]	895,224
Cisco Systems	144,080	[a]	2,527,163
Corning	38,600	[a]	781,650
Danaher	20,910		1,160,505
Dell	63,180	[a]	1,905,509
eBay	46,940	[a]	2,103,381
Electronic Arts	10,910	[a]	614,888
EMC/Massachusetts	73,900	[a]	1,029,427
Google, Cl. A	2,900	[a]	1,174,471
Intel	100,940		2,693,079
International Business Machines	8,140		723,646
Linear Technology	26,140		975,283
Marvell Technology Group	13,000	[a]	722,020
Microsoft	192,420		5,331,958
Qualcomm	47,450		2,157,552
Symantec	62,340	[a]	1,101,548
			26,666,704

Utilities--1.9%

Ameren	9,120	478,435
AT&T	34,097	849,356
Constellation Energy Group	18,670	989,323
Entergy	12,330	863,100
Exelon	30,110	1,566,924
PPL	30,300	890,820
Telefonos de Mexico, ADR	49,600	1,112,528
		6,750,486

Total Common Stocks
 (cost $107,223,563)

		155,938,325

	Principal	
Bonds and Notes--30.2%	Amount ($)	Value ($)
Asset-Backed Certificates/Automobile--.7%		
Harley-Davidson Motorcycle Trust:		
Ser. 2003-4, Cl. A2, 2.69%, 4/15/2011	670,000	652,254
Ser. 2005-3, Cl. A2, 4.41%, 6/15/2012	275,000	272,690
Honda Auto Receivables Owner Trust,		
Ser. 2004-3, Cl. A4, 3.28%, 2/18/2010	910,000	877,235
Onyx Acceptance Grantor Trust,		
Ser. 2005-A, Cl. A4, 3.91%, 9/15/2011	590,000	577,324
		2,379,503
Asset-Backed Certificates/Credit Cards--.5%		
Bank One Issuance Trust,		
Ser. 2003-C3, Cl. C3, 4.77%, 2/16/2016	1,800,000	**1,735,470**
Asset-Backed/Other--.3%		
Caterpillar Financial Asset Trust,		
Ser. 2005-A, Cl. A4, 4.10%, 6/25/2010	755,000	742,239
CIT Equipment Collateral,		
Ser. 2004-DFS, Cl. A2, 2.66%, 11/20/2006	36,317 [b]	36,190
CNH Equipment Trust,		
Ser. 2005-A, Cl. A4B, 4.29%, 6/15/2012	275,000	271,028
		1,049,457

Bank & Finance--3.8%

American Express,		
Notes, 4.75%, 6/17/2009	1,235,000	1,227,365
AXA Financial,		
Sr. Notes, 7.75%, 8/1/2010	500,000	553,335
Bank of America,		
Sr. Notes, 5.875%, 2/15/2009	750,000	770,967
Bear Stearns Cos.,		
Notes, 4.50%, 10/28/2010	980,000	954,549
Caterpillar Financial Services,		
Notes, Ser. F, 3.625%, 11/15/2007	810,000 [c]	791,648
CIT Group,		
Debs, 5.875%, 10/15/2008	1,200,000	1,228,067
Countrywide Home Loans,		
Notes, Ser. L, 3.25%, 5/21/2008	600,000	575,497
General Electric Capital,		
Notes, Ser. A, 3.125%, 4/1/2009	220,000	208,291
Goldman Sachs Group,		
Notes, 4.75%, 7/15/2013	1,000,000	964,940
HSBC Finance Corp.		
Notes, 5.25%, 1/14/2011	1,000,000 [c]	997,700
KFW		
Gov't Gtd. Notes, 3.75%, 1/24/2008	975,000	957,288
Landwirtschaftliche Rentenbank,		
Gov't Gtd. Notes, 3.25%, 10/12/2007	895,000	871,128
Lehman Brothers Holdings,		
Notes, 7%, 2/1/2008	875,000	912,519
Merrill Lynch & Co,		
Notes, Ser. C, 4.125%, 9/10/2009	900,000 [c]	872,980
Morgan Stanley,		
Unsub. Bonds, 6.75%, 4/15/2011	775,000	831,292
PNC Funding,		
Sr. Notes, 4.50%, 3/10/2010	900,000 [c]	880,991
		13,598,557

Casinos--.3%

Seminole Tribe of Florida,		
Notes, 5.798%, 10/1/2013	1,100,000 [b]	**1,092,851**

Commercial Mortgage Pass-Through Certificates--1.2%

Asset Securitization,		
Ser. 1995-MD4, Cl. A1, 7.10%, 8/13/2029	79,873	81,396
CS First Boston Mortgage Securities,		
Ser. 2005-C2, Cl. A2, 4.577%, 4/15/2037	450,000	440,192
GS Mortgage Securities II:		
Ser. 1998-GLII, Cl. A2, 6.562%, 4/13/2031	2,375,000	2,449,884
Ser. 2005-GG4, Cl. A4, 4.761%, 7/10/2039	350,000	336,625
JP Morgan Chase Commercial Mortgage Securities:		
Ser. 2005-CB11, Cl. A2, 5.016%, 8/12/2037	520,000	517,971
Ser. 2005-LDP2, Cl. AM, 4.78%, 7/15/2042	655,000	628,468
		4,454,536

Electric Power--.2%

FPL Group Capital,		
Gtd. Debs., 6.125%, 5/15/2007	700,000	**711,559**

Food & Beverages--.2%

Archer-Daniels-Midland,		
Notes, 5.375%, 9/15/2035	715,000	**674,510**

Foreign Governmental--.8%

Financement-Quebec,			
Gov't Gtd. Notes, 5%, 10/25/2012	605,000		609,420
Province of Ontario:			
Notes, 5.125%, 7/17/2012	500,000		514,142
Sr. Unsub. Bonds, 5.50%, 10/1/2008	465,000		476,532
Republic of Italy,			
Bonds, 4%, 6/16/2008	710,000		698,992
United Mexican States,			
Notes, 6.625%, 3/3/2015	500,000		541,250
			2,840,336

Media--.2%

British Sky Broadcasting,			
Gtd. Notes, 6.875%, 2/23/2009	330,000		345,637
Comcast,			
Bonds, 5.65%, 6/15/2035	515,000	c	467,370
			813,007

Real Estate--.4%

ERP Operating,			
Notes, 6.95%, 3/2/2011	750,000		805,641
Liberty Property,			
Sr. Notes, 7.25%, 3/15/2011	250,000		271,176
Mack-Cali Realty,			
Notes, 7.75%, 2/15/2011	475,000		525,607
			1,602,424

Retail--.2%

Wal-Mart Stores,			
Bonds, 5.25%, 9/1/2035	690,000		**657,553**

Residential Mortgage Pass-Through Certificates--.1%

Washington Mutual,			
Ser. 2003-S4, Cl. 4A1, 4%, 2/25/2032	282,124		**251,162**

Technology--.2%

International Business Machines,			
Debs., 7%, 10/30/2025	650,000		**758,750**

Telecommunications--.8%

Sprint Capital,			
Notes, 8.375%, 3/15/2012	950,000		1,100,696
Univision Communications,			
Gtd. Notes, 3.50%, 10/15/2007	1,150,000		1,114,651
Verizon New York,			
Debs., Ser. B, 7.375%, 4/1/2032	500,000	c	514,571
			2,729,918

U.S. Government--7.3%

U.S. Treasury:			
Bonds:			
6.25%, 8/15/2023	3,390,000		3,967,758
6%, 2/15/2026	50,000		57,650
5.375%, 2/15/2031	1,095,000		1,203,471
Inflation Protection Securities,			
3.375%, 1/15/2007	1,229,175	d	1,240,915
Notes:			
4.375%, 5/15/2007	3,435,000	c	3,434,450

6%, 8/15/2009	5,270,000 [c]	5,554,475
4.125%, 8/15/2010	3,750,000 [c]	3,701,925
4.375%, 8/15/2012	350,000 [c]	347,879
4%, 11/15/2012	2,855,000 [c]	2,773,804
4.125%, 5/15/2015	2,280,000 [c]	2,208,020
4.25%, 8/15/2015	360,000 [c]	351,985
4.50%, 11/15/2015	1,230,000 [c]	1,230,566
		26,072,898

U.S. Government Agencies--3.0%

Federal Farm Credit Bank:		
Bonds, 4.125%, 4/15/2009	855,000	839,273
Notes, 4.875%, 12/16/2015	620,000	617,987
Federal Home Loan Bank,		
Bonds:		
3.75%, 3/7/2007	130,000	128,532
4%, 4/25/2007	85,000	84,157
3.875%, 2/15/2008	760,000	747,049
4.25%, 5/16/2008	610,000	602,930
Ser. 571, 4.65%, 8/22/2008	425,000	422,964
Federal Home Loan Mortgage Corp.:		
Bonds,		
4.625%, 8/15/2008	550,000	547,569
Notes:		
4.50%, 10/11/2007	520,000	516,345
4.625%, 12/19/2008	610,000	608,623
4.375%, 1/25/2010	840,000	826,094
4.75%, 12/8/2010	715,000	710,674
4.50%, 8/22/2007	655,000	651,756
4.625%, 9/15/2008	555,000	552,275
4.90%, 11/3/2008	730,000	727,774
Federal National Mortgage Association,		
Notes:		
4%, 5/9/2007	585,000	578,759
4.125%, 6/16/2008	590,000	581,663
4.50%, 8/15/2008	420,000	416,757
4.75%, 8/25/2008	425,000	423,777
		10,584,958

U.S. Government Agencies/Mortgage-Backed--10.0%

Federal Home Loan Mortgage Corp.:		
5.50%, 9/1/2006-3/1/2035	3,864,027	3,851,686
8.50%, 6/1/2018	607,044	653,896
5%, 10/1/2018	1,239,072	1,223,584
7%, 8/1/2029	133,354	139,063
5.625%, 7/1/2031	146,489	148,998
6.50%, 8/1/2032	838,699	859,927
Federal National Mortgage Association:		
7%, 6/1/2009-6/1/2032	525,286	544,696
8%, 2/1/2013	210,097	217,515
5%, 10/1/2018-8/1/2035	11,014,911	10,711,689
6%, 9/1/2019-3/1/2035	3,161,539	3,199,128
5.50%, 1/1/2020-7/1/2035	7,076,152	7,008,638
4.50%, 5/1/2020-7/1/2020	2,770,073	2,682,056
6.50%, 3/1/2017-6/1/2035	2,149,300	2,206,273
7.50%, 7/1/2032	225,273	236,606
Government National Mortgage Association I:		
8%, 2/15/2008	143,495	146,724
6%, 10/15/2008-10/15/2033	708,879	720,913
9%, 12/15/2009	346,450	361,282

7%, 5/15/2023-11/15/2023	393,088	414,090
6.50%, 2/15/2024	231,710	241,411
7.50%, 3/15/2027	151,889	160,813
		35,728,988
Total Bonds and Notes		
(cost $109,977,947)		**107,736,437**

Other Investments--26.3%	Shares	Value ($)
Registered Investment Companies:		
Mellon Emerging Markets Fund,		
Class M Shares	899,547 [e]	22,020,901
Mellon International Fund,		
Class M Shares	2,103,737 [e]	35,174,487
Mellon Mid Cap Stock Fund,		
Class M Shares	1,665,488 [e]	25,548,582
Mellon Small Cap Stock Fund,		
Class M Shares	634,438 [e]	11,001,151
Total Other Investments		
(cost $65,913,724)		**93,745,121**

Investment of Cash Collateral for Securities Loaned--6.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $23,189,082)	23,189,082 [f]	**23,189,082**

Total Investments (cost $306,304,316)	**106.8%**	**380,608,965**
Liabilities, Less Cash and Receivables	**(6.8%)**	**(24,163,601)**
Net Assets	**100.0%**	**356,445,364**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $1,129,041 or approximately 0.3% of net assets.*

[c] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities on loan is $22,475,113 and the total market value of the collateral held by the fund is $23,189,082.*

[d] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[e] *Investment in affiliated mutual fund.*

[f] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

MELLON MONEY MARKET FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Bond Anticipation Notes--1.4%		
Camden County Improvement Authority		
4.22%, 8/3/2006		
(cost $9,300,000)	9,300,000	**9,300,000**
Negotiable Bank Certificates of Deposit--35.7%		
Barclays Bank		
4.11%, 1/17/2006	15,000,000	14,999,964
BNP Paribas NY (Yankee)		
3.80%, 12/28/2005	15,000,000	14,999,692
Credit Suisse (Yankee)		
4.04%, 12/13/2005	31,200,000	31,200,099
Deutsche Bank (Yankee)		
4.17%, 1/12/2006	21,500,000	21,496,285
Dexia Bank NY Branch (Yankee)		
3.93%, 12/27/2005	30,000,000	29,999,624
Fortis Bank (Yankee)		
4.04% - 4.14%, 12/13/2005 - 12/21/2005	30,000,000	29,999,640
Lloyds TSB Bank (Yankee)		
4.04%, 1/6/2006	10,000,000	9,999,969
Rabobank (Yankee)		
3.62%, 12/28/2005	15,000,000	14,999,557
Royal Bank of Scotland (Yankee)		
4.67%, 11/14/2006	7,000,000	7,005,265
Toronto Dominion Bank NY (Yankee)		
3.50%, 12/29/2005	30,000,000	30,000,217
Wells Fargo Bank		
4.03% - 4.09%, 12/9/2005 - 12/29/2005	32,000,000	32,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $236,700,312)		**236,700,312**
Commercial Paper--42.9%		
AIG, Discount Notes		
4.06%, 1/11/2006	30,000,000	29,862,650
Alaska Housing Finance Corp., Discount Notes		
3.79%, 12/6/2005	15,160,000	15,152,104
American Express Credit Corp., Discount Notes		
4.18%, 1/9/2006	30,000,000	29,865,125
Depfa Bank, Discount Notes		
4.50%, 5/18/2006	20,000,000 [a]	19,588,400
General Electric Co., Discount Notes		
4.05%, 1/5/2006	30,000,000	29,883,042
ING US Funding LLC, Discount Notes		
4.02%, 12/2/2005	10,000,000	9,998,886
Oakland Alameda County		
Coliseum Authority		
4.08%, 12/8/2005	30,000,000	30,000,000
Prudential Funding, Discount Notes		
4.02%, 12/20/2005	30,000,000	29,936,667
Salvation Army		
3.95% - 4.40%, 12/13/2005 - 2/28/2006	27,145,000	27,145,000
Societe Generale NA Inc., Discount Notes		
3.99%, 1/3/2006	30,000,000	29,891,375
Transmission Authority of		
Northern California		
3.75%, 12/1/2005	3,725,000	3,725,000

UBS Finance (De) Inc., Discount Notes		
3.94%, 12/12/2005	30,000,000	29,964,158
Total Commercial Paper		
(cost $285,012,407)		**285,012,407**

Mandatory Demand Notes--.7%

Grand Prairie Texas Sports Facility		
Development Corp. Inc.		
4.30%, 9/15/2010		
(cost $4,605,000)	4,605,000 [b]	**4,605,000**

Variable Rate Demand Notes--19.1%

Bochasanwasi Shree Akshar Purushottam		
Swaminaryan Sanstha		
4.39%, 6/1/2021	6,050,000 [b]	6,050,000
Cleveland Ohio Airport System		
4.10%, 1/1/2020	15,800,000 [b]	15,800,000
Cuyahoga County		
4.27%, 6/1/2022	1,500,000 [b]	1,500,000
Eskaton Lodge Granite		
4.05%, 6/1/2033	7,000,000 [b]	7,000,000
General Secretariat OAS		
4.10%, 3/1/2033	4,370,000 [b]	4,370,000
Mullenix - St. Charles Properties LP		
4.21%, 1/1/2028	7,000,000 [b]	7,000,000
New Jersey Economic		
Development Authority		
3.84%, 10/1/2021	19,300,000 [b]	19,300,000
New York State		
Dormitory Authority		
4.07%, 12/15/2014	10,300,000 [b]	10,300,000
New York State Housing		
Finance Agency		
4.08%, 11/15/2036	7,700,000 [b]	7,700,000
Pitney Road Partners		
4.17%, 6/1/2021	6,300,000 [b]	6,300,000
Sacramento County		
4.08%, 7/1/2022	14,400,000 [b]	14,400,000
Tulsa Oklahoma Airport		
Improvement Trust		
4.12%, 6/1/2023	17,150,000 [b]	17,150,000
Washington State Housing		
Finance Commission		
4.10% - 4.17%, 5/15/2035 - 3/1/2041	9,985,000 [b]	9,985,000
Total Corporate Notes	663490000	
(cost $126,855,000)		**126,855,000**

Total Investments (cost $662,472,719)	**99.8%**	**662,472,719**
Cash and Receivables (Net)	**0.2%**	**1,326,885**
Net Assets	**100.0%**	**663,799,604**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transaction exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $19,588,400 or 3.0% of net assets.

[b] Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Mellon National Municipal Money Market Fund
Statement of Investments
November 30, 2005 (Unaudited)

Tax Exempt Investments--100.5%	Principal Amount ($)		Value ($)
Alabama--4.3%			
Birmingham-Carraway Special Care Facilities			
Financing Authority, Health Care Facilities Revenue			
(Carraway Methodist Hospitals)			
2.99% (LOC; Amsouth Bank)	15,000,000	a	15,000,000
Daphne-Villa Mercy Special Care Facilities			
Financing Authority, Health Care Facilities Revenue			
(Mercy Medical Project)			
2.97% (LOC; Amsouth Bank)	4,200,000	a	4,200,000
Port City Medical Clinic Board,			
Health Care Facilities Revenue			
(Infirmary Health Systems)			
3.06% (Insured; AMBAC and Liquidity Facility:			
Bank of Nova Scotia and KBC Bank)	10,000,000	a	10,000,000
Arizona--.6%			
Maricopa County Industrial Development Authority,			
MFHR (Gran Victoria Housing LLC Project)			
3.05% (Insured; FNMA)	3,900,000	a	3,900,000
Arkansas--.7%			
Arkansas Development Finance Authority, Revenue			
(Higher Education Capital Asset Program)			
3.03% (Insured; FGIC and Liquidity Facility; Citibank)	4,500,000	a	4,500,000
Colorado--10.6%			
Castlewood Ranch Metropolitan District, GO			
2.26%, 12/1/2005 (LOC; U.S. Bank NA)	6,050,000		6,050,000
Colorado Educational and Cultural Facilities Authority,			
Student Housing Facilities Revenue			
(Campus Village Apartments Project)			
3.03% (LOC; Citibank)	22,865,000	a	22,865,000
Colorado Health Facilities Authority,			
Health Care Facilities Revenue			
(Exempla Inc.) 2.98% (LOC; U.S. Bank NA)	9,755,000	a	9,755,000
Pinery West Metropolitan District Number 2			
GO 3.23%, 11/1/2006 (LOC; U.S. Bank NA)	10,015,000		10,015,000
Westminster Economic Development Authority,			
Tax Increment Revenue (North Huron Urban			
Renewal) 3.05% (LOC; DEPFA Bank PLC)	22,650,000	a	22,650,000

Florida--3.9%

Broward County Housing Finance Authority MFHR, Refunding (Waters Edge Project) 3.04% (Insured; FNMA)	6,740,000	a	6,740,000
Palm Beach School District, Sales Tax Revenue, CP 2.70%, 12/8/2005 (LOC; Bank of America)	11,500,000		11,500,000
Sunshine State Governmental Financing Commission, Revenue 2.97% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	8,000,000	a	8,000,000

Georgia--10.7%

Atlanta, Water and Wastewater Revenue 3.03% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,800,000	a	3,800,000
Burke County Development Authority, PCR (Oglethorpe Power Corp.) 2.98% (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	12,595,000	a	12,595,000
Clayton County Housing Authority, MFHR, Refunding (Chateau Forest Apartments) 3.07% (Insured; FSA and Liquidity Facility; Societe Generale)	6,530,000	a	6,530,000
Conyers-Rockdale-Big Haynes Impoundment Authority, Revenue 2.98% (Insured; FSA and Liquidity Facility; Wachovia Bank)	7,200,000	a	7,200,000
Dekalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) 3.07% (Insured; FNMA)	15,935,000	a	15,935,000
Marietta Housing Authority, MFHR, Refunding (Summit) 3.06% (Insured; FNMA)	4,900,000	a	4,900,000
Municipal Electric Authority of Georgia, CP 2.75%, 12/2/2005 (LOC: Bayerische Landesbank, Westdeutsche Landesbank and Wachovia Bank)	21,627,000		21,627,000

Hawaii--3.9%

Honolulu City and County, Revenue, CP 2.65%, 12/8/2005 (LOC; Landesbank Hessen-Thuringen Girozentrale)	26,400,000		26,400,000

Iowa--.3%

Iowa Higher Education Loan Authority, Private College Facility Revenue (Loras College Project) 3.03% (LOC; ABN-AMRO)	2,300,000	a	2,300,000

Idaho--.9%

Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) 3% (LOC; U.S. Bank NA)	6,000,000	a	6,000,000

Illinois--16.3%

Chicago, GO Notes:			
2.20%, 12/8/2005 (LOC; State Street Bank and Trust Co.)	11,500,000		11,500,000
2.28%, 12/8/2005 (LOC; Bank of America)	2,700,000		2,700,000

Chicago Board of Education, GO			
3% (Insured; FSA and Liquidity Facility; DEPFA Bank)	7,900,000	a	7,900,000
Illinois Development Finance Authority:			
Health Care Facilities Revenue (Provena Health)			
2.97% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5,000,000	a	5,000,000
MFHR, Refunding (Orleans-Illinois Project)			
3.09% (Insured; FSA and Liquidity			
Facility; The Bank of New York)	12,000,000	a	12,000,000
Illinois Educational Facilities Authority, College and			
University Revenue (Columbia College)			
2.99% (LOC; Bank of Montreal)	9,705,000	a	9,705,000
Illinois Health Facilities Authority, Revenues:			
(Decatur Memorial Hospital Project)			
2.97% (Insured; MBIA and Liquidity Facility; Northern Trust Co.)	5,200,000	a	5,200,000
(Ingalls Memorial Hospital)			
2.97% (LOC; Northern Trust Co.)	14,800,000	a	14,800,000
Revolving Fund Pooled Program			
3% (LOC; Bank One)	5,800,000	a	5,800,000
(Rush Presbyterian Saint Luke's Medical Center)			
3% (LOC; Northern Trust Co.)	3,000,000	a	3,000,000
(Swedish Covenant Hospital)			
2.97% (Insured; AMBAC and Liquidity Facility Northern Trust Co.)	4,900,000	a	4,900,000
Regional Transportation Authority, Sales Tax Revenue,			
Refunding 3% (Liquidity Facility; DEPFA Bank PLC)	27,500,000	a	27,500,000

Kansas--1.1%

Olathe, Health Care Facilities Revenue			
3.03% (Insured; AMBAC and Liquidity Facility; Bank of America)	7,200,000	a	7,200,000

Kentucky--.6%

Breckinridge County, LR			
(Kentucky Association Counties Leasing Trust)			
2.98% (LOC U.S. Bank NA)	4,300,000	a	4,300,000

Louisiana--.9%

Plaquemines Port Harbor and Terminal District, Port			
Port Facilities Revenue (International Marine Terminal Project)			
2.59%, 3/15/2006 (LOC; KBC Bank)	5,750,000		5,750,000

Maine--.7%

Finance Authority of Maine, Private Schools Revenue			
(Foxcroft Academy) 3.07% (LOC; Allied Irish Bank)	4,800,000	a	4,800,000

Massachusetts--4.6%

Massachusetts Health and Educational Facilities Authority, Revenue:			
(Capital Asset Program Issue)			
3.01% (LOC; Bank of Scotland)	14,300,000	a	14,300,000
(Children's Hospital Issue)			
3% (Insured; AMBAC and Liquidity Facility; Bank of America)	11,400,000	a	11,400,000
Massachusetts Water Resources Authority, Water			
Revenue, Refunding 2.98% (Insured; FGIC			
and Liquidity Facility; Dexia Credit Locale)	5,550,000	a	5,550,000

Michigan--4.1%			
Michigan Building Authority, Revenue, CP 2.90%, 12/14/2005 (LOC: Bank of New York and State Street Bank and Trust Co.)	18,000,000		18,000,000
Michigan Hospital Finance Authority, Health Care Facilities Revenue (Hospital Equipment Loan Program) 2.98% (LOC; National City Bank)	4,700,000	a	4,700,000
Michigan Municipal Bond Authority, Revenue 3.95%, 8/18/2006	5,000,000		5,037,357
Nebraska--.1%			
Lancaster County Hospital Authority, Health Care Facilities Revenue (Immanuel Health System) 3% (LOC; ABN-AMRO)	700,000	a	700,000
New Hampshire--1.1%			
New Hampshire Business Finance Authority, RRR, Refunding (Wheelabrator Concord) 3% (LOC; Wachovia Bank)	7,600,000	a	7,600,000
New Jersey--1.5%			
New Jersey, TRAN 3.95%, 6/23/2006	10,000,000		10,065,481
New York--7.2%			
Metropolitan Transportation Authority, Transportation Revenue, CP 2.75%, 12/1/2005 (LOC; ABM-AMRO)	25,000,000		25,000,000
New York City, GO 2.96% (Liquidity Facility; State Street Bank and Trust and Trust Co.)	3,000,000	a	3,000,000
2.97% (LOC; BNP Paribas)	20,860,000	a	20,860,000
Ohio--5.2%			
Cleveland-Cuyahoga County Port Authority, Culutural Facility Revenue (Cleveland Museum of Art Project) 3.05% (Liquidity Facility; JPMorgan Chase Bank)	20,000,000	a	20,000,000
Cuyahoga County, HR 3.09% (LOC; National City Bank)	15,000,000	a	15,000,000
Pennsylvania--3.9%			
Lehigh County Industrial Development Authority, PCR (Allegheny Electric Cooperative) 2.81% (LOC; Rabobank)	300,000	a	300,000
Luzerne County Convention Center Authority, Hotel Room Rent Tax Revenue 3.05% (LOC; Wachovia Bank)	7,330,000	a	7,330,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University) 3.03% (LOC; PNC Bank)	3,400,000	a	3,400,000

Westmoreland County Industrial Development Authority,
    Health System Revenue (Excela Health Project)
    3.03% (LOC; Wachovia Bank)
	15,655,000	a	15,655,000

South Carolina--2.0%

Spartanburg County School District Number 001, GO Notes, BAN 5.18%, 11/16/2006	13,000,000		13,253,678

Tennessee--1.3%

Montogomery County Public Building Authority,
    Pooled Financing Revenue (Tenessee County Loan Pool)
    3.03% (LOC; Bank of America)
	8,800,000	a	8,800,000

Texas--6.7%

Arlington, Dallas Cowboys Complex Special Obligations
    Tax-Exempt Special Tax
    3.08% (Insured; MBIA and Liquidity Facility; Depfa Bank PLC)
	2,500,000	a	2,500,000

Grand Prairie Sports Facilities Development Corp., Inc.
    Sales Tax Revenue, Refunding 3.05%, 9/15/2006
    (Insured; FSA and Liquidity Facility; Dexia Credit Locale)
	3,375,000		3,375,000

Harris County Flood Control District, CP
    2.70%, 12/6/2005 (Liquidity Facility; Landesbank Hessen-Thuringen
    Girozentrale)
	5,000,000		5,000,000

Harris County Health Facilities Development Corp.,
    HR (Texas Children's Hospital Project)
    3% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)
	8,700,000	a	8,700,000

Northside Independent School District, GO
    (Permanent School Funding Guaranteed)
    2.80%, 6/15/2006 (LOC; DEPFA Bank PLC)
	10,000,000		10,000,000

Port of Port Arthur Navigation District of Jefferson County, PCR (Texaco Inc. Project) 3%	5,300,000	a	5,300,000
Texas, TRAN 4.50%, 8/31/2006	10,000,000		10,108,900

Washington--5.1%

Seattle, Water System Revenue 2.85% (LOC; Bayerische Landesbank)	10,400,000	a	10,400,000

Snohomish County Public Utility District Number 1
    Generation System Revenue, Refunding
    2.98% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)
	15,100,000	a	15,100,000

Washington Public Power Supply System, Electric
    Power and Light Revenue, Refunding:
    (Nuclear Project Number 1)
        2.98% (LOC; Bank of America)
	3,600,000	a	3,600,000

(Nuclear Project Number 3) 2.98% (LOC; JPMorgan Chase Bank)	5,300,000	a	5,300,000

Wisconsin--2.2%

Wisconsin Health and Educational Facilities Authority,
    Health Care Facilities Revenue:
    (University of Wisconsin Medical Foundation)
        2.97% (LOC; ABM-AMRO)
	7,900,000	a	7,900,000

(Wheaton Franciscan Services Inc. System) 3.04% (LOC; Citibank)	7,000,000	a	7,000,000

Total Investments (cost $678,752,417)	**100.5%**		**678,752,417**

Liabilities, Less Cash and Receivables	**(.5%)**	**(3,176,097)**
Net Assets	**100.0%**	**675,576,320**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	o	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	94.2
AAA, AA, A b		AAA, AA, A b		AAA, AA, A b	5.8
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate--subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.